FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of December 2010.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Incorporation by Reference

Nomura Holdings, Inc. (“Nomura”) hereby incorporates Exhibit 1 to this report on Form 6-K by reference (i) in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-169682) of Nomura and Nomura America Finance, LLC, filed with the Securities and Exchange Commission (the “SEC”) on September 30, 2010, and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-165049) of Nomura, filed with the SEC on February 24, 2010, as amended by the Post-Effective Amendment No. 1 thereto, filed with the SEC on September 8, 2010.

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Holdings, Inc. Interim Operating and Financial Review

15.	Acknowledgment letter of Ernst & Young ShinNihon LLC

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: December 27, 2010	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Exhibit 1

NOMURA HOLDINGS, INC.

INTERIM OPERATING AND FINANCIAL REVIEW

Presentation of Financial and Other Information

As used in this Form 6-K, references to “Nomura” are to Nomura Holdings, Inc. when the references relate to the period after, and including, October 1, 2001, and to Nomura Securities Co., Ltd. when the references relate to the period prior to, and including, September 30, 2001. References to “NHI” as part of certain line items in Nomura’s financial statements and information included in this Form 6-K are to Nomura Holdings, Inc. References to the “Nomura group” are to Nomura and its subsidiaries. Also, as used in this Form 6-K, references to “we”, “us”, “our” and similar references are to Nomura and, except as the context otherwise requires, its consolidated subsidiaries. References to “Nomura Securities” in this Form 6-K are to Nomura Securities Co., Ltd.

Unless otherwise stated, references in this Form 6-K to “yen” and “¥” are to Japanese yen, and references to “U.S. dollars” and “$” are to United States dollars. All ownership data with respect to us presented in this Form 6-K is presented based on the voting interest directly or indirectly held by us. Our voting interest is presented in accordance with Japanese reporting requirements, pursuant to which the amount presented with respect to each subsidiary is the percentage of voting rights of such subsidiary held directly by us or our subsidiaries. For example, wholly-owned subsidiaries of our subsidiaries are listed as 100%, regardless of the level of our direct interest in the intermediate subsidiaries.

Amounts shown in this Form 6-K have been rounded to the nearest indicated digit unless otherwise specified. In tables and graphs with rounded figures, sums may not add up due to rounding.

Except as otherwise indicated, all financial information with respect to us presented in this Form 6-K is presented on a consolidated basis. Our fiscal year ends on March 31 of each year. We prepare interim consolidated financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our consolidated financial statements, including the notes thereto, for the six months ended September 30, 2009 and 2010 are included elsewhere in this Form 6-K. The interim financial statements included in this Form 6-K have been reviewed in accordance with the standards of the Public Company Accounting Oversight Board (United States) by our independent auditors.

Recent Developments

Nomura Trust In July 2010, The Nomura Trust and Banking Co., Ltd. (“NTB”) merged with its subsidiary NCT Trust and Banking Corporation, which NTB acquired from Nikko Citi Holdings Inc. in 2009.

Recent Developments in Capital Adequacy Regulations In July 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision (“BCBS”), met and reached a broad agreement on the overall design of the capital and liquidity reform package proposed by the Basel Committee (“Basel III”). In September 2010, it announced a strengthened capital requirement and introduction of a global liquidity standard. The new capital standards will be phased in from January 1, 2013 through January 1, 2019. Under the Committee’s agreed reform package, the minimum common equity requirements will be increased from 2% to 4.5%. In addition, banks will be required to hold a capital conservation buffer of 2.5% to withstand future periods of stress, bringing the total common equity requirements to 7%. The minimum Tier 1 capital requirement will increase from 4% to 6% and minimum total capital requirement amounts to 8% (10.5% including the conservation buffer). In November 2010, the BCBS agreement was endorsed by the G-20 leaders and in December 2010, the BCBS issued the Basel III rules text which contains the details of global regulatory standards on bank capital adequacy and liquidity. In addition to the Basel III minimum requirements, the Financial Stability Board and the Basel Committee are developing additional requirements on systemically important financial institutions for loss absorbing capacity beyond the standards including systemic capital surcharge, contingent capital and bail-in debt. For further information on Basel III, please see “Consolidated Regulatory Requirements.”

U.S. Financial Reform Act In July 2010, the U.S. enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). Although the Dodd-Frank Act provides a broad framework for regulatory changes, implementation will require further detailed rulemakings over several years by different regulators. The Dodd-Frank Act, among others, establishes macro-prudential, systemic risk oversight framework and orderly liquidation authority, introduces enhanced prudential requirements and supervisions, with tools to provide greater capital, leverage and liquidity requirements as well as other heightened prudential standards, particularly for financial institutions that pose significant systemic risk, including nonbank financial companies designated by the Financial Stability Oversight Council (such designation process is scheduled to begin from April 2011), and limits the ability of banking entities to engage in proprietary trading unrelated to serving clients and sponsor or invest in private equity or hedge funds (“Volcker Rule”). In addition, the Dodd-Frank Act will create an extensive framework for the regulation of over-the-counter derivatives, which will broaden derivative instruments subject to regulation and will require clearing and exchange trading and impose additional capital and margin requirements for derivative market participants. Further, the Dodd-Frank Act requires broader regulation of hedge funds and private equity funds, as well as credit rating agencies. Implementation of the Dodd-Frank Act and related final regulations could result in additional costs or limit or restrict the way we conduct our business, although uncertainty remains about the details, impact and timing of these reforms.

Bank levy In his budget statement delivered in June 2010, the Chancellor of the Exchequer announced that the U.K. will introduce a tax based on banks’ balance sheet (the “bank levy”). The bank levy will apply to U.K. banking groups as well as U.K. subsidiaries or branches of foreign banks and banking groups. The bank levy will be calculated based on its liabilities, subject to certain exclusions and offsets. The bank levy will be implemented on January 1, 2011 as a permanent levy under Finance Bill 2011.

Remuneration Rules The European Parliament and the Council of the European Union adopted amendments to the Capital Requirements Directive (“CRD3”) in July and October 2010, respectively. The amendments pose limits on the bonuses of senior management and certain other employees who could have a material impact on an institutions’ risk profile. As required under the CRD3, the Committee for European Banking Supervisors published a consultation paper in October for the detailed remuneration policy guidelines and the consultation closed on November 8, 2010. These restrictions include the extent to which bonuses can be paid in cash, requirements for partial deferral of bonuses and a cap on the level of bonuses relative to fixed remuneration. The amended directive will require member states to adopt national rules ensuring that institutions have compliant remuneration principles by January 2011.

Japanese Corporate Tax On December 16, 2010, the Japanese government adopted a package of tax policies for the next fiscal year, which includes a 5% cut in the corporate tax rate and certain restrictions on the use of carry forward tax losses. The tax bill requires a Diet approval and the government will likely submit the bill to the Diet early next year.

Risk Factors

You should carefully consider the risks described below before making an investment decision. If any of the risks described below actually occurs, our business, financial condition, results of operations or cashflow could be adversely affected. In that event, the trading prices of our shares could decline, and you may lose all or part of your investment. In addition to the risks listed below, risks not currently known to us or that we now deem immaterial may also harm us and affect your investment.

Recent financial and credit crises and recessionary economies around the world have had, and may continue to have, adverse effects on our businesses, financial condition and results of operations

During 2008, particularly the second half of the year, the business environment was extremely adverse. Despite signs of recovery in the first half of 2009, the business environment remains extremely uncertain in the medium to long term. Starting in mid-2007 in the United States and Europe, and particularly during the second half of 2008, the financial services industry and global securities markets were materially and adversely affected by significant declines in the values of nearly all asset classes and by a serious lack of liquidity. This was initially triggered by declines in the values of subprime mortgages in the U.S. market, but spread to all mortgage and real estate asset classes, to leveraged loans and to nearly all asset classes, including equities. While the markets have generally stabilized and improved over the course of 2009, the values of many asset classes have not returned to previous levels. Further, the markets have been facing new challenges arising out of concerns over certain sovereign risks and our business environment remains extremely uncertain in the medium to long term.

Market conditions have also led to the failure or merger of a number of prominent financial institutions, primarily in the United States. Financial institution failures or problems have resulted in further losses as a consequence of defaults on securities issued by them and defaults on derivatives and other contracts entered into with such entities. The geographic reach of such consequences has extended globally. In addition, the United States, large parts of Europe and Japan have experienced a significant downturn in their economies as a whole. Business activity across a wide range of industries and regions continues to be significantly reduced and many companies continue to be in serious difficulty due to the lack of demand for their products or services, primarily due to significantly reduced consumer spending, lack of liquidity in the credit markets and high unemployment rates. Any failure to achieve desired results from the recent government aid or stimulus programs around the world, or any phase-out or termination of such programs, could further adversely affect our business environment.

In response to these challenges in the business environment, we have been implementing several strategic initiatives. We are seeking to expand our client base, focusing on growing market share in client-driven flow businesses and continuing to review and reduce asset size through targeted disposition of assets not suited to our business focus. We are implementing cost reduction through selective downsizing with a concentration on core businesses in the short-term, as well as reengineering our business processes in the longer-term. There can be no assurance, however, that we will be able to carry out any of these strategic initiatives or that, even if they are carried out, they will have the intended effect or will be effective in addressing the difficulties we have or we may have under the current business environment. Also, there can be no assurance that the economic environment will not worsen in the future (as exemplified by the Greek debt crisis that manifested in the first half of calendar year 2010, adversely affecting the credibility of the euro currency and fostering financial doubts with regards to other countries), in which case our financial condition and results of operations may be materially and adversely affected.

Market fluctuations could harm our businesses

Our businesses are materially affected by conditions in the financial markets and economic conditions in Japan and elsewhere around the world. Market downturns can occur not only as a result of purely economic factors, but also as a result of war, acts of terrorism, international tensions, natural disasters or other similar events. A sustained market downturn can adversely affect our business and can result in substantial losses. Even in the absence of a prolonged market downturn, we may incur substantial losses due to market volatility or governmental fiscal and monetary policy changes in Japan and other jurisdictions where we conduct business.

Our brokerage and asset management revenues may decline

A market downturn could result in a decline in the revenues concerning our intermediary business because of a decline in the volume and value of securities that we broker for our clients. Also, with regard to our asset management business, in most cases, we charge fees for managing our clients’ portfolios that are based on the value of their portfolios. A market downturn that reduces the value of our clients’ portfolios, increases the amount of withdrawals or reduces the amount of new investments in these portfolios would reduce the revenue we receive from our asset management businesses.

Our investment banking revenues may decline

Unfavorable financial or economic conditions would likely reduce the number and size of transactions for which we provide securities underwriting, financial advisory and other investment banking services. Our investment banking revenues, which include fees from these services, are directly related to the number and size of the transactions in which we participate and would therefore decrease if there is a sustained market downturn.

We may incur significant losses from our trading and investment activities

We maintain large trading and investment positions in fixed income, equity and other markets, both for our own account and for the purpose of facilitating our clients’ trades. Our positions consist of various types of assets, including financial derivatives transactions in equity, interest rate, currency, credit, commodity and other markets, as well as in loans and real estate. Fluctuations in the markets where these assets are traded can adversely affect the value of these assets. To the extent that we own assets, or have long positions, a market downturn could result in losses if the value of these long positions decreases. Furthermore, to the extent that we have sold assets we do not own, or have short positions, an upturn in the prices of the assets could expose us to potentially significant losses. Although we have worked to mitigate these position risks with a variety of hedging techniques, these market movements could result in losses. We can incur losses if the markets move in a way we have not anticipated, as a result of specific events such as the Russian economic crisis in 1998, and the global financial and credit crisis in the autumn of 2008. Also, we may face losses if the level of volatility of the markets where the foregoing assets are traded differs from our expectation, which may occur particularly in the emerging markets.

Our businesses have been and may continue to be affected by changes in market volatility levels. Certain of our trading businesses depend on market volatility to provide trading and arbitrage opportunities, and decreases in volatility may reduce these opportunities and adversely affect the results of these businesses. On the other hand, increased volatility, while it can increase trading volumes and spreads, also increases risk as measured by value at risk, or VaR, and may expose us to increased risks in connection with our market-making and proprietary businesses or cause us to reduce the size of these businesses in order to avoid increasing our VaR.

Furthermore, we commit capital to take relatively large positions for underwriting or warehousing assets to facilitate certain capital market transactions. Also, we structure and possess pilot funds for developing financial investment products and invest seed money to set up and support financial investment products. We may incur significant losses from these positions in the event of significant market fluctuations.

In addition, if we are the party providing collateral in a transaction, significant declines in the value of the collateral can increase our costs and reduce our profitability; and if we are the party receiving collateral, such declines can reduce our profitability by reducing the level of business done with our clients and counterparties.

Holding large and concentrated positions of securities and other assets may expose us to large losses

Holding a large amount of securities concentrated in specific assets can increase our risks and expose us to large losses in our businesses such as market-making, block trading, underwriting, asset securitization and acquiring newly-issued convertible bonds through third-party allotment. We have committed substantial amounts of capital to these businesses. This often requires us to take large positions in the securities of a particular issuer or issuers in a particular industry, country or region. In addition, we may incur substantial losses due to market fluctuations on asset-backed securities such as commercial mortgage-backed securities.

Extended market declines can reduce liquidity and lead to material losses

Extended market declines can reduce the level of market activity and the liquidity of the assets traded in the market. If we cannot properly close out our associated positions, particularly with respect to over-the-counter derivatives, we may incur substantial losses due to the difficulty of monitoring prices in a less liquid market.

Our hedging strategies may not prevent losses

We use a variety of instruments and strategies to hedge our exposure to various types of risk. If our hedging strategies are not effective, we may incur losses. We base many of our hedging strategies on historical trading patterns and correlations. For example, if we hold an asset, we may hedge this position by taking another asset which has, historically, moved in a direction that would offset a change in value of the former asset. However, historical trading patterns and correlations may not continue, as seen in the case of the global financial and credit crisis in the autumn of 2008, and these hedging strategies may not be fully effective in mitigating our risk exposure because we are exposed to all types of risk in a variety of market environments.

Our risk management policies and procedures may not be fully effective in managing market risk

Our policies and procedures to identify, monitor and manage risks may not be fully effective. Some of our methods of managing risk are based upon observed historical market behavior. This historical market behavior may not continue in future periods. As a result, we may suffer large losses by being unable to predict future risk exposures that could be significantly greater than the historical measures indicate. Other risk management methods that we use also rely on our evaluation of information regarding markets, clients or other matters, which is publicly available or otherwise accessible by us. This information may not be accurate, complete, up-to-date or properly evaluated, in which case we may be unable to properly assess our risks, and thereby suffer large losses. Furthermore, certain factors, such as market volatility, may render our risk evaluation model unsuitable for the new market environment. In such event, we may become unable to evaluate or otherwise manage our risks adequately.

Market risk may increase other risks that we face

In addition to the potentially adverse effects on our businesses described above, market risk could exacerbate other risks that we face. For example, the risks associated with new products developed through financial engineering/innovation may be increased by market risk.

Also, if we incur substantial trading losses caused by our exposure to market risk, our need for liquidity could rise sharply while our access to cash may be impaired as a result of market perception of our credit risk. Furthermore, in a market downturn, our clients and counterparties could incur substantial losses of their own, thereby weakening their financial condition and, as a result, increasing our credit risk exposure to them.

We may have to recognize impairment charges with regard to the amount of goodwill and intangible assets recorded on our consolidated balance sheets

We have purchased all or a part of the equity interests in, or certain operations from, certain other companies in order to pursue our business expansion, and expect to continue to do so when and as we deem appropriate. We account for each of those and similar purchases and acquisitions in conformity with U.S. GAAP, as a business combination, and allocate their acquisition costs to the assets acquired and liabilities assumed, and record the remaining amount as goodwill.

We may have to record impairment charges with regard to the amount of goodwill and intangible assets. Any impairment charges for goodwill or intangible assets we recognize, if recorded, may adversely affect our results of operations and financial condition.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition

Liquidity, or having ready access to cash, is essential to our businesses. In addition to maintaining a readily available cash position, we seek to enhance our liquidity through repurchase and securities lending transactions, access to long-term debt, issuance of long-term bonds, diversification of our short-term funding sources such as commercial paper, and by holding a portfolio of highly liquid assets. We bear the risk that we may lose liquidity under certain circumstances, including the following:

We may be unable to access the debt capital markets

We depend on continuous access to the short-term credit markets and the debt capital markets to finance our day-to-day operations. An inability to raise money in the long-term or short-term debt markets, or to engage in repurchase agreements and securities lending, could have a substantial negative effect on our liquidity. For example, lenders could refuse to extend the credit necessary for us to conduct our business based on their assessment of our long-term or short-term financial prospects if:

•	we incur large trading losses,

•	the level of our business activity decreases due to a market downturn, or

•	regulatory authorities take significant action against us.

In addition to the above, our ability to borrow in the debt markets could also be impaired by factors that are not specific to us, such as increases in banks’ nonperforming loans which reduce their lending capacity, a severe disruption of the financial and credit markets which, among others, can lead to widening credit spreads and thereby increase our borrowing costs, or negative views about the general prospects for the investment banking, brokerage or financial services industries generally.

We may be unable to access the short-term debt markets

We depend primarily on the issuance of commercial paper and short-term bank loans as a principal source of unsecured short-term funding of our operations. Our liquidity depends largely on our ability to refinance these borrowings on a continuous basis. Investors who hold our outstanding commercial paper and other short-term debt instruments have no obligation to provide refinancing when the outstanding instruments mature. We may be unable to obtain short-term financing from banks to make up any shortfall.

We may be unable to sell assets

If we are unable to borrow in the debt capital markets or if our cash balances decline significantly, we will need to liquidate our assets or take other actions in order to meet our maturing liabilities. In volatile or uncertain market environments, overall market liquidity may decline. In a time of reduced market liquidity, we may be unable to sell some of our assets, which may adversely affect our liquidity or we may have to sell assets at depressed prices, which could adversely affect our results of operations and financial condition. Our ability to sell our assets may be impaired by other market participants seeking to sell similar assets into the market at the same time.

Lowering of our credit ratings could increase our borrowing costs

Our borrowing costs and our access to the debt capital markets depend significantly on our credit ratings. Rating agencies may reduce or withdraw their ratings or place us on “credit watch” with negative implications. This could increase our borrowing costs and limit our access to the capital markets. This, in turn, could reduce our earnings and adversely affect our liquidity.

Further, other factors which are not specific to us may increase our funding cost, such as negative market perception of Japanese fiscal soundness.

Event risk may cause losses in our trading and investment assets as well as market and liquidity risk

Event risk refers to potential losses in value we may suffer through unpredictable events that cause large unexpected market price movements. These include not only events such as the Russian economic crisis in 1998, the terrorist attacks in the United States on September 11, 2001, U.S. subprime issues since 2007, and the global financial and credit crisis in the autumn of 2008, in each case adversely affecting our business, but also more generally the following types of events that could cause losses on our trading and investment assets:

•	sudden and significant reductions in credit ratings with regard to our trading and investment assets by rating agencies that have significant presence and influence on the market,

•	sudden changes in trading, tax, accounting, laws and other related rules which may make our trading strategy obsolete, less competitive or not workable, or

•

an unexpected failure in a corporate transaction in which we participate resulting in our not receiving the consideration we should have received, as well as bankruptcy, deliberate acts of fraud, and criminal prosecution with respect to the issuers of our trading and investment assets.

Losses caused by financial or other problems of third parties may expose us to credit risk

Our counterparties are from time to time indebted to us as a result of transactions or contracts, including loans, commitments to lend, other contingent liabilities, and derivatives transactions such as swaps and options.

We may incur material losses when our counterparties default on their obligations to us due to bankruptcy, deterioration in their creditworthiness, lack of liquidity, operational failure, an economic or political event, or other reasons. This risk may arise from:

•	the decline of prices of securities issued by third parties, or

•

the execution of securities, futures, currency or derivative trades that fail to settle at the required time due to default by the counterparty, such as monoline insurers (financial guarantors) which are counterparties in credit default swap contracts, or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries.

Problems related to third party credit risk may include the following:

Defaults by a large financial institution could adversely affect the financial markets generally and us specifically

The commercial soundness of many financial institutions is closely interrelated as a result of credit, trading, clearing or other relationships among the institutions. As a result, concern about the credit standing of, or a default by, one institution could lead to significant liquidity problems or losses in, or defaults by, other institutions. This may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which we interact on a daily basis. Actual defaults, increases in perceived default risk and other similar events could arise in the future and could have an adverse effect on the financial markets and on us. Our finance operations may be damaged if major financial institutions, Japanese or otherwise, fail or experience severe liquidity or solvency problems.

There can be no assurance as to the accuracy of the information about, or the sufficiency of the collateral we use in managing, our credit risk

We regularly review our credit exposure to specific clients or counterparties and to specific countries and regions that we believe may present credit concerns. Default risk, however, may arise from events or circumstances that are difficult to detect, such as fraud. We may also fail to receive full information with respect to the risks of a counterparty. In addition, in cases where we have extended credit against collateral, we may fall into a deficiency in value in the collateral. For example, if sudden declines in market values reduce the value of our collateral, we may become undersecured.

Our clients and counterparties may be unable to perform their obligations to us as a result of political or economic conditions

Country, regional and political risks are components of credit risk, as well as market risk. Political or economic pressures in a country or region, including those arising from local market disruptions or currency crises, may adversely affect the ability of clients or counterparties located in that country or region to obtain credit or foreign exchange, and therefore to perform their obligations owed to us.

The financial services industry is intensely competitive and rapidly consolidating

Our businesses are intensely competitive, and we expect them to remain so. We compete on the basis of a number of factors, including transaction execution, our products and services, innovation, reputation and price. In recent years, we have experienced intense price competition, particularly in brokerage, investment banking and other businesses.

Competition with commercial banks, commercial bank-owned securities subsidiaries and non-Japanese firms in the Japanese market is increasing

Since the late 1990s, the financial services sector in Japan has been undergoing deregulation. Banks and other types of financial services firms can compete with us to a greater degree than they could before deregulation in the areas of financing and investment trusts. Among others, securities subsidiaries of commercial banks and non-Japanese firms have been affecting our market shares in the underwriting business, corporate advisory services in connection with M&A, and retail business.

Increased domestic and global consolidation in the financial services industry means increased competition for us

In recent years, there has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired broker-dealers or have merged with other financial institutions in Japan and overseas. Particularly in Japan, a number of securities companies have allied with or been acquired by commercial banks, and non-Japanese commercial banks are enhancing their securities subsidiaries in Japan. Most of our major Japanese competitors are now owned by, or allied with, bank holding groups. Through such business alliances and consolidations, these other securities companies and commercial banks have the ability to offer a wide range of products, including loans, deposit-taking, insurance, brokerage, asset management and investment banking services within their group. This diversity of services offered may enhance their competitive position compared with us. They also have the ability to supplement their investment banking and brokerage businesses with commercial banking, insurance and other financial services revenues in an effort to gain market share. Our policy to remain independent from commercial banks may result in the loss of market share as these large, consolidated firms expand their business.

Our ability to expand internationally will depend on our ability to compete successfully with financial services firms in international markets

We believe that significant opportunities and challenges will arise for us outside of Japan. In order to take advantage of these opportunities, we will have to compete successfully with financial services firms based in important non-Japanese markets, including the United States, Europe and Asia. Some of these financial services firms are larger, better capitalized and have a stronger local presence and a longer operating history in these markets. As a means to bolster our international operations, we acquired certain Lehman operations, including some of the Lehman employees in Europe and the Middle East and a majority of the Lehman employees in Asia, as well as certain specialized service companies in India in 2008. There can be no assurance, however, that we will successfully achieve the targeted synergies or other intended benefits from the acquisition of former Lehman operations as contemplated. In addition, we are currently rebuilding our operations in the United States. In particular, we are increasing headcount to service client-related businesses, including cross-border transactions such as sales in Europe or Asia of products originated in the United States and vice versa. We believe that U.S. build-out will be important to our global success due to continued global demand for U.S. products, and failure to expand and strengthen our operations in the United States may materially and adversely affect our global strategy.

Operational risk may disrupt our businesses, result in regulatory action against us or limit our growth

We face, for example, the following types of operational risk which could result in financial losses, disruption in our business, litigation from relevant parties, intervention in our business by the regulatory authorities, or damage to our reputation:

•	failure to settle securities transactions,

•	failure by officers or employees to perform proper administrative activities prescribed in regular procedures, such as orders to securities exchanges,

•	suspension or malfunction of systems,

•	the destruction of our facilities or systems due to large-scale disasters or acts of terrorism, which are beyond anticipation and could not be covered by our contingency plan or

•	the disruption of our business due to pandemic diseases or illnesses, such as avian influenza and swine flu.

Our business is subject to substantial legal, regulatory and reputational risks

Substantial legal liability or a significant regulatory action against us could have a material financial effect or cause reputational harm to us, which in turn could seriously damage our business prospects. Also, material changes in regulations applicable to us or to our market could adversely affect our business.

Our exposure to legal liability is significant

We face significant legal risks in our businesses. These risks include liability under securities or other laws in connection with securities underwriting and offering transactions, liability arising from the purchase or sale of any securities or other products, disputes over the terms and conditions of complex trading arrangements or the validity of contracts for our transactions and legal claims concerning our financial advisory and merchant banking business.

During a prolonged market downturn, we would expect claims against us to increase. We may also face significant litigation. The cost of defending such litigation may be substantial and our involvement in litigation may damage our reputation. In addition, even legal transactions might be subject to social criticism according to the particulars or situations of such transactions. These risks may be difficult to assess or quantify and their existence and magnitude may remain unknown for substantial periods of time.

Extensive regulation of our businesses limits our activities and may subject us to significant penalties and losses

The financial services industry is subject to extensive regulation. We are subject to regulation by governmental and self-regulatory organizations in Japan and in virtually all other jurisdictions in which we operate, and such governmental and regulatory scrutiny may increase as our operations expand. These regulations are designed to ensure the integrity of the financial markets and to protect clients and other third parties who deal with us. These regulations are not necessarily designed to protect our shareholders and often limit our activities, through net capital, client protection and market conduct requirements. We face the risk that regulatory authorities may intervene in our businesses through extended investigation and surveillance activity, adoption of costly or restrictive new regulations or judicial or administrative proceedings that may result in substantial penalties. We could be fined, prohibited from engaging in some of our business activities, ordered to improve our internal governance procedures, or be subject to the temporary or long-term suspension or revocation of our legal authorization to conduct business. Our reputation could also suffer from the adverse publicity that any administrative or judicial sanction against us may create. As a result of any such sanction, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our clients, especially public institutions, decide not to engage us for their financial transactions.

Material changes in regulations applicable to us or to our market could adversely affect our business

If regulations that apply to our businesses are introduced, modified or removed, we could be adversely affected directly or through resulting changes in market conditions. For example, in accordance with the amendments to the Financial Instruments and Exchange Act (the “FIEA”), effective from December 1, 2004, banks and certain other financial institutions became able to act as agents of securities companies in the securities brokerage business. In addition, in accordance with the amendments to the FIEA effective from June 1, 2009, firewalls between commercial banks and securities firms were partially deregulated. Therefore, we may face increased competition as our competitors will be able to cooperate more closely with their affiliated commercial banks.

We currently calculate and disclose our consolidated capital adequacy ratio by applying the Basel II based Financial Services Agency (“FSA”) capital adequacy rules applicable to bank holding companies with international operations, as allowed under the guideline published by the FSA. In December 2009, the Basel Committee announced consultative proposals to strengthen the resilience of the banking sector, laying out a new framework of capital and liquidity regulations in response to the global financial crisis. Also in September 2010, the Basel Committee disclosed a substantial strengthening of existing capital requirements, announcing that the fully calibrated set of standards will be developed by the end of 2010. Although specific rules implementing such measures designed to incorporate Basel III as well as the FSA’s rules implementing such measures in Japan are yet to be finalized, as a result of the implementation of those new measures, our capital adequacy ratio may decrease or we may be required to liquidate assets, raise additional capital or otherwise restrict our business activities in a manner that could adversely increase our funding costs or could otherwise adversely affect our operating or financing activities or the interests of our shareholders.

The FSA amended the “Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc.” which became effective on March 4, 2010. Such amendment includes, among others, restrictions on the compensation systems of corporate groups of financial instruments firms engaging in international operations, including Nomura group, which are designed to reduce excessive risk taking by their executives and employees. In addition, to improve the stability and transparency of Japan’s financial system and to ensure the protection of investors, another bill to amend the FIEA was passed by the Diet on May 12, 2010. The amendment is scheduled to become effective within one year, and is intended to strengthen group-wide regulation and supervision by introducing consolidated supervision of securities companies the size of which exceeds specified parameters. For more information about such amendments, see “Regulation—Japan” under Item 4.B. of our Form 20-F for the year ended March 31, 2010.

In addition, in response to the financial markets crisis, governments and regulatory authorities in various jurisdictions, such as the U.S. and the U.K., have made and continue to make numerous proposals to reform the regulatory framework for, or impose a tax or levy upon, the financial services industry to enhance its resilience against future crises, contribute to the relevant economy generally or for other purposes. For example, in July 2010, the U.S. enacted the Dodd-Frank Act. The Dodd-Frank Act, among others, would: (i) restrict banks’ proprietary trading as well as investments in hedge funds and private equity funds; (ii) empower regulators to liquidate failing financial companies; (iii) provide for a broader regulatory oversight of hedge funds and credit rating agencies; (iv) and create a tight new regulatory framework for derivatives. In December 2010, the Chancellor of the Exchequer in the U.K. announced to introduce a levy on the total liabilities of U.K. banks, which would include the U.K. entities of non-U.K. banks and banking groups. This is in line with initiatives on national bank levies recently taken by the Council of European Union and relates more broadly to a proposal regarding new taxes on financial institutions submitted to the governments of G-20 by the International Monetary Fund. The impact of the regulations and legislation on us and our industry is still unknown and various countries where we operate (including Japan) could introduce similar measures. Tightening of regulations or introduction of a new tax or levy applicable to us and our industry in many countries could adversely affect our business, financial condition and operating results.

Deferred tax assets may be reviewed due to a change in laws and regulations, resulting in an adverse affect on our operating result and financial condition.

We recognize deferred tax assets on the consolidated balance sheet as a possible benefit of tax relief in the future. If there is a tax reform such as a reduction of corporate tax rate or a change in accounting standards in the future, we may reduce the deferred tax assets in our consolidated balance sheet. As a result, it could adversely affect our operating result and financial condition.

Misconduct or fraud by an employee, director or officer, or any third party, could occur, and our reputation in the market and our relationships with clients could be harmed

We face the risk that misconduct by an employee, director or officer, or any third party, could occur which may adversely affect our business. Misconduct by an employee, director or officer can include, for example, entering into transactions in excess of authorized limits, acceptance of risks that exceed our limits, or concealment of unauthorized or unsuccessful activities. The misconduct could also involve, for example, the improper use or disclosure of our or our clients’ confidential information, such as insider trading, which could result in regulatory sanctions, legal liability and serious reputational or financial damage to us. We may not always be able to detect or deter misconduct by an employee, director or officer and the precautions we take to detect and prevent misconduct may not be effective in all cases. If any administrative or judicial sanction is issued against us as a result of such misconduct, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our clients, especially public institutions, decide not to engage us for their financial transactions.

Third parties may also engage in fraudulent activities, including devising a fraudulent scheme to induce our investment, loans, guarantee or any other form of our financial commitment, both direct and indirect. Because of the broad range of businesses that we engage in and the large number of third parties with whom we deal in our day-to-day business operations, such fraud or any other misconduct may be difficult to prevent or detect. We may not be able to recover the financial losses caused by such activities and our reputation may also be damaged by such activities.

Unauthorized disclosure of personal information held by us may adversely affect our business

We keep and manage personal information obtained from clients in connection with our business. In recent years, there have been many reported cases of personal information and records in the possession of corporations and institutions being improperly accessed or disclosed. We may have to provide compensation for economic loss and emotional distress arising out of a failure to protect such information in accordance with the Act on the Protection of Personal Information and rules, regulations and guidelines relating thereto.

Although we exercise care in protecting the confidentiality of personal information and take steps to safeguard such information, if any material unauthorized disclosure of personal information does occur, our business could be adversely affected in a number of ways. For example, we could be subject to complaints and lawsuits for damages from clients if they are adversely affected as a result of the release of their personal information. In addition, we could incur additional expenses associated with changing our security systems, either voluntarily or in response to administrative guidance or other regulatory initiatives, or in connection with public relations campaigns designed to prevent or mitigate damage to our corporate or brand image or reputation. Any damage to our reputation caused by such unauthorized disclosure could lead to a decline in new clients and/or a loss of existing clients, as well as to increased costs and expenses in dealing with any such problems.

We are a holding company and depend on payments from our subsidiaries

We depend on dividends, distributions and other payments from our subsidiaries to fund dividend payments and to fund all payments on our obligations, including debt obligations. Regulatory and other legal restrictions may limit our ability to transfer funds freely, either to or from our subsidiaries. In particular, many of our subsidiaries, including our broker-dealer subsidiaries, are subject to laws and regulations that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. These laws and regulations may hinder our ability to access funds that we may need to make payments on our obligations.

We may not be able to realize gains we expect, and may even suffer losses, on our private equity investments

We engage in private equity business in and outside of Japan through fully owned subsidiaries and other consolidated entities which have third party pooling of funds. Decline of fair values of our investment positions, which could arise from deteriorating business performance of investee companies or any deterioration in the market conditions of these sectors, may cause material losses to us. Further, our inability to dispose of our private equity investments at the level and time we may wish could have a material impact on our operating results and financial condition.

We may not be able to dispose of our operating investments at the time or with the speed we would like

We hold substantial operating investments, which refer to investments in equity securities of companies not affiliated with us which we hold on a long-term basis in order to promote existing and potential business relationships. A substantial portion of these investments consists of equity securities of public companies in Japan. Under U.S. GAAP, depending on market conditions, we may record significant unrealized gains or losses on our operating investments, which would have a substantial impact on our consolidated statements of operations. Depending on the conditions of the Japanese equity markets, we may not be able to dispose of these equity securities when we would like to do so, as quickly as we may wish or at the desired values.

Equity investments in affiliates and other investees accounted for under the equity method in our consolidated financial statements may decline significantly over a period of time and result in us incurring an impairment loss

We have affiliates and investees, accounted for under the equity method in our consolidated financial statements, whose shares are publicly traded. Under U.S. GAAP, if there is a decline in the fair value, i.e., the market price, of the shares we hold in such affiliates over a period of time, and we determine that the decline is other-than-temporary, then we record an impairment loss for the applicable fiscal period.

We may face an outflow of clients’ assets due to losses of cash reserve funds or bonds we offered

We offer many types of products to meet various needs of our clients with different risk profiles. Cash reserve funds, such as money management funds and money reserve funds are categorized as low-risk products. Such cash reserve funds may fall below par value as a result of losses caused by the rise of interest rates or the withdrawals or defaults on bonds contained in the portfolio. In addition, bonds that we offer may default or experience delays in their obligation to pay interest and/or principal. Such losses in the products we offer may result in the loss of client confidence and lead to an outflow of client assets from our custody.

Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell your shares of Nomura group’s common stock at a particular price on any particular trading day, or at all

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. For the purpose of protecting investors from excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at such price on a particular trading day, or at all.

Under Japan’s unit share system, holders of our shares constituting less than one unit are subject to transfer, voting and other restrictions

Pursuant to the Companies Act of Japan, or the Companies Act, relating to joint stock corporations and certain related legislation, our Articles of Incorporation provide that 100 shares of our stock constitute one “unit.” The Companies Act imposes significant restrictions and limitations on holdings of shares that constitute less than a whole unit. Holders of shares constituting less than one unit do not have the right to vote or any other right relating to voting. Under the unit share system, any holders of shares constituting less than a unit has the right to require us to purchase their shares. Also, any holders of shares constituting less than a unit may require us to sell them such number of shares as may be necessary to raise such holder’s share ownership to a whole unit. Shares constituting less than a unit are transferable under the Companies Act, but may not be traded on any Japanese stock exchange.

As a holder of ADSs, you will have fewer rights than a shareholder has and you will have to act through the depositary to exercise these rights

The rights of the shareholders under Japanese law to take actions including voting their shares, receiving dividends and distributions, bringing derivative actions, examining the company’s accounting books and records and exercising appraisal rights are available only to holders of record. Because the depositary, through its custodian agent, is the record holder of the shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. The depositary will make efforts to vote the shares underlying your ADSs as instructed by you and will pay you the dividends and distributions collected from us. However, in your capacity as an ADS holder, you will not be able to bring a derivative action, examine our accounting books and records or exercise appraisal rights except through the depositary.

Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions

Our Articles of Incorporation, our Regulations of the Board of Directors and the Companies Act govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and executive officers’ fiduciary duties and shareholders’ rights may be different from those that would apply if we were a non-Japanese company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other jurisdictions, including jurisdictions within the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in another jurisdiction.

Our shareholders of record on a record date may not receive the dividend they anticipate

The customary dividend payout practice of publicly listed companies in Japan may significantly differ from that widely followed or otherwise deemed necessary or fair in foreign markets. Our dividend payout practice is no exception. We ultimately determine the actual dividend payment amount to our shareholders of record as of a record date, including whether we will make any dividend payment to such shareholders at all, only after such record date. For the foregoing reasons, our shareholders of record on a record date may not receive the dividends they anticipate. Furthermore, we do not announce any dividend forecast.

It may not be possible for investors to effect service of process within the United States upon us or our directors or executive officers, or to enforce against us or those persons judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States

We are a limited liability, joint-stock corporation incorporated under the laws of Japan. Most of our directors and executive officers reside in Japan. Many of our assets and the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon us or these persons or to enforce against us or these persons judgments obtained in the United States courts predicated upon the civil liability provisions of the federal securities laws of the United States. We believe that there is doubt as to the enforceability in Japan, in original actions or in actions for enforcement of judgment of U.S. courts, of liabilities predicated solely upon the federal securities laws of the United States.

Special Note Regarding Forward-looking Statements

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of our results of operations or financial condition, or state other forward-looking information.

Known and unknown risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to differ materially from any future results, performance, achievements or financial position expressed or implied by any forward-looking statement contained in this report. Such risks, uncertainties and other factors are set forth in “Risk Factors” above and elsewhere in this report.

Operating and Financial Review and Prospects

Results of Operations—Six Months Ended September 30, 2009 and 2010

The interim financial statements of this Form 6-K have not been audited but have been reviewed in accordance with the standards of the Public Company Accounting Oversight Board (United States) by our independent auditors. The unaudited interim consolidated financial statements are prepared on a basis substantially consistent with the audited consolidated financial statements included in our Form 20-F filed on June 29, 2010.

Overview

The following table provides selected consolidated statements of operations information for the six months ended September 30, 2009 and 2010.

	Millions of yen except per share data
	Six Months Ended September 30,
	2009	2010
Non-interest revenues:
Commissions	¥197,462	¥201,598
Fees from investment banking	45,309	45,258
Asset management and portfolio service fees	64,347	68,566
Net gain on trading	269,619	162,962
Gain (loss) on private equity investments	(106)	(1,909)
Gain (loss) on investments in equity securities	7,493	(16,028)
Other	22,953	28,270

Total non-interest revenues	607,077	488,717
Net interest revenue	(8,693)	46,730

Net revenue	598,384	535,447
Non-interest expenses	539,671	507,379

Income before income taxes	58,713	28,068
Income tax expense	19,629	23,100

Net income	39,084	4,968

Less: Net income (loss) attributable to noncontrolling interests	(51)	1,595

Net income attributable to NHI shareholders	¥39,135	¥3,373

Return on equity (annualized)(1)	5.0%	0.3%

(1)	Calculation method: Net income attributable to NHI shareholders divided by average Total NHI shareholders’ equity multiplied by two.

The following table shows the number of our employees as of the date indicated:

	September 30,
	2009	2010
Japan	15,405	15,401
Europe	4,369	4,471
Americas	1,468	2,186
Asia (excluding Japan), India and Oceania	4,675	5,371

Total	25,917	27,429

Net revenue decreased by 10.5% from ¥598,384 million for the six months ended September 30, 2009 to ¥535,447 million for the six months ended September 30, 2010. Commissions increased by 2.1%, due primarily to increasing commissions for distribution of investment trusts. Asset management and portfolio service fees increased by 6.6%, due primarily to a steady increase of mandates from institutional investors outside Japan. Net gain on trading decreased by 39.6%, due primarily to the persistent low client activities resulting mainly from financial markets turbulence in Europe in the first quarter. We recorded a loss on our investments in equity securities in the amount of ¥16,028 million for the six months ended September 30, 2010 which compares with the gain of ¥7,493 million for the comparable period in 2009, due primarily to the stock market slowdown. These investments are in unaffiliated companies, which we hold on a long-term basis to promote existing and potential business relationships. In our consolidated financial statements, these investments are recorded at fair value, with unrealized gains and losses on these investments recognized through earnings.

Net interest revenue was ¥46,730 million for the six months ended September 30, 2010 and negative ¥8,693 million for the six months ended September 30, 2009. Net interest revenue is a function of the level and the total mix of assets and liabilities, which includes trading assets and financing and lending transactions, and the level, term structure and volatility of interest rates. Net interest revenue is an integral component of our trading business. In assessing the profitability of our overall business and of our Wholesale operation in particular, we view net interest revenue and non-interest revenues in aggregate.

Non-interest expenses decreased by 6.0% from ¥539,671 million for the six months ended September 30, 2009 to ¥507,379 million for the six months ended September 30, 2010. The decrease in non-interest expenses consisted mainly of compensation and benefits partly offset by an increase in business development expenses and information processing and communication expenses.

We are subject to a number of different taxes in Japan and have adopted the consolidation tax system permitted under Japanese tax law. The consolidation tax system only imposes a national tax. Since April 1, 2004, our domestic statutory tax rate has been approximately 41%. Our foreign subsidiaries are subject to the income tax rates of the countries in which they operate, which are generally lower than those in Japan. Our effective tax rate in any one year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each location.

For the six months ended September 30, 2010, the difference between the domestic statutory tax rate of approximately 41% and the effective tax rate of 82.3% was mainly due to non-deductible expenses, different tax rates and changes in statutory tax rates applicable to income (loss) of foreign subsidiaries.

For the six months ended September 30, 2009, the difference between the domestic statutory tax rate of approximately 41% and the effective tax rate of 33.4% was mainly due to a reversal of valuation allowance relating to losses of foreign subsidiaries.

Net income attributable to NHI shareholders decreased by 91.4% from ¥39,135 million for the six months ended September 30, 2009 to ¥3,373 million for the six months ended September 30, 2010. Our annualized return on equity was 0.3% for the six months ended September 30, 2010 and 5.0% for the six months ended September 30, 2009.

Retail

In Retail, we receive commissions and fees from investment consultation services which we provide mainly to individual customers in Japan. Additionally, we receive operational fees from asset management companies in connection with the administration services of investment trusts that we distribute. We also receive commissions from insurance companies for the insurance products we sell as an agent.

	Millions of yen
	Six Months Ended September 30,
	2009	2010
Non-interest revenues	¥186,926	¥197,336
Net interest revenue	1,604	1,376

Net revenue	188,530	198,712
Non-interest expenses	134,317	138,191

Income before income taxes	¥54,213	¥60,521

Net revenue for the six months ended September 30, 2010 was ¥198,712 million, an increase of 5.4% from ¥188,530 million for the six months ended September 30, 2009. The primary factor for the increased net revenue was due to increase in commissions from distributions of investment trusts.

Non-interest expenses for the six months ended September 30, 2010 were ¥138,191 million, an increase of 2.9% compared to ¥134,317 million for the six months ended September 30, 2009.

Income before income taxes increased 11.6% from ¥54,213 million for the six months ended September 30, 2009 to ¥60,521 million for the six months ended September 30, 2010.

The graph below shows the revenue composition by product in terms of Retail non-interest revenues for the six months ended September 30, 2009 and 2010.

Revenue Composition by Product

As shown above, the percentage of revenue composed of investment trusts and asset management increased from 57% for the six months ended September 30, 2009 to 61% for the six months ended September 30, 2010, due primarily to an increase in commissions from distributions of investment trusts. The percentage of revenue composed of equities decreased from 25% for the six months ended September 30, 2009 to 19% for the six months ended September 30, 2010, due primarily to the stock market slowdown. The percentage of revenue composed of bonds increased from 16% for the six months ended September 30, 2009 to 18% for the six months ended September 30, 2010, due primarily to an increase in sales of foreign currency-denominated bonds. The percentage of revenue composed of variable annuity insurance was at 2% for both six months ended September 30, 2009 and 2010.

Retail client assets decreased by ¥0.7 trillion from ¥68.9 trillion at September 30, 2009 to ¥68.1 trillion at September 30, 2010. Retail client assets consist of customers’ assets held in our custody, and assets relating to the variable annuity insurance products.

The following graph shows amounts and details regarding retail client assets at September 30, 2009 and 2010.

Retail Client Assets

Asset Management

Our Asset Management business is conducted principally through Nomura Asset Management Co., Ltd. (“NAM”). We earn portfolio management fees through the development and management of investment trusts, which are distributed by Nomura Securities, other brokers, banks and Japan Post Bank. We also provide investment advisory services for pension funds and other institutional clients. Net revenues basically consist of asset management and portfolio services fees that are attributable to Asset Management.

	Millions of yen
	Six Months Ended September 30,
	2009	2010
Non-interest revenues	¥33,960	¥34,873
Net interest revenue	1,157	2,550

Net revenue	35,117	37,423
Non-interest expenses	25,515	27,303

Income before income taxes	¥9,602	¥10,120

Net revenue increased by 6.6% from ¥35,117 million for the six months ended September 30, 2009 to ¥37,423 million for the six months ended September 30, 2010, due primarily to inflows to investment trusts and contributions to overseas investment advisory business.

Non-interest expenses increased by 7.0% from ¥25,515 million for the six months ended September 30, 2009 to ¥27,303 million for the six months ended September 30, 2010.

Income before income taxes increased by 5.4% from ¥9,602 million for the six months ended September 30, 2009 to ¥10,120 million for the six months ended September 30, 2010.

The following table sets forth assets under management of each principal Nomura entity included under Asset Management as of the dates indicated.

	Billions of yen
	September 30,
	2009	2010
Nomura Asset Management Co., Ltd.	¥23,000	¥24,424
Nomura Funds Research and Technologies Co., Ltd.	1,630	2,448
Nomura Corporate Research and Asset Management Inc.	1,212	1,369
Private Equity Funds Research and Investments Co., Ltd.	564	532
Nomura Asset Management Deutschland KAG mbH.	197	233
Nomura Funds Research and Technologies America, Inc.	244	210

Combined total	¥26,847	¥29,216

Total(1)	¥22,870	¥23,337

(1)	Overlapping asset amounts among group companies are adjusted in Total.

Assets under management were ¥23.3 trillion as of September 30, 2010, a ¥0.5 trillion increase from September 30, 2009. The greatest proportion of these assets was managed by NAM with assets under management of ¥24.4 trillion as of September 30, 2010.

Domestic publicly offered investment trust assets included in the assets under management by NAM were ¥13.3 trillion as of September 30 2010, a ¥0.2 trillion or 1% increase from September 30, 2009. The sales of newly-launched investment trusts remained robust and contributed to net customer inflows. For the investment advisory business, assets under management were ¥8.2 trillion as of September 30, 2010, a ¥1.2 trillion or 17% increase from September 30, 2009.

The following table shows NAM’s share, in terms of net asset value, in the Japanese asset management market as of the dates indicated. NAM’s market share in publicly offered investment trusts was 21% as of September 30, 2010, 17% for stock investment trusts and 42% for bond investment trusts.

	September 30,
	2009	2010
Total of publicly offered investment trusts	22%	21%
Stock investment trusts	17%	17%
Bond investment trusts	43%	42%

Wholesale

On April 1, 2010, Nomura established the Wholesale Division, encompassing the operations previously conducted by the Global Markets, the Investment Banking and the Merchant Banking Divisions.

	Millions of yen
	Six Months Ended September 30,
	2009	2010
Non-interest revenues	¥418,456	¥227,883
Net interest revenue	(7,432)	44,131

Net revenue	411,024	272,014
Non-interest expenses	319,568	305,519

Income (loss) before income taxes	¥91,456	¥(33,505)

Net revenue decreased by 33.8% from ¥411,024 million for the six months ended September 30, 2009 to ¥272,014 million for the six months ended September 30, 2010.

Non-interest expenses decreased by 4.4% from ¥319,568 million for the six months ended September 30, 2009 to ¥305,519 million for the six months ended September 30, 2010.

Income before income taxes was ¥91,456 million for the six months ended September 30, 2009 and loss before income taxes was ¥33,505 million for the six months ended September 30, 2010.

Global Markets

We have a proven track record in sales and trading of bonds, stocks, and foreign exchange, as well as derivatives based on these financial instruments, mainly to institutional investors. In response to the increasingly diverse and complex needs of our customers, we are building up our trading and product origination capabilities to offer superior products not only to institutional investors but also to Retail and Asset Management. This cross-divisional approach also extends to Investment Banking, where close collaboration leads to high value-added solutions for our customers. In Asset Finance, we use our broad customer base to maximum advantage and offer sophisticated financial solutions for raising capital through real estate and other asset securitization schemes.

We continue to develop extensive ties with institutional investors in Japan and international markets, wealthy and affluent investors, public-sector agencies, and regional financial institutions in Japan, and government agencies, financial institutions, and corporations around the world. These ties enable us to identify the types of products of interest to investors and then to develop and deliver products that meet their needs.

	Millions of yen
	Six Months Ended September 30,
	2009	2010
Net revenue	¥361,627	¥240,784
Non-interest expenses	252,707	246,006

Income (loss) before income taxes	¥108,920	¥(5,222)

Net revenue decreased by 33.4% from ¥361,627 million for the six months ended September 30, 2009 to ¥240,784 million for the six months ended September 30, 2010, due primarily to decreases in trading revenue in association with the turbulent financial market conditions in Europe. Income before income taxes was ¥108,920 million for the six months ended September 30, 2009 and loss before income taxes was ¥5,222 million for the six months ended September 30, 2010.

Investment Banking

We provide a broad range of investment banking services, such as underwriting and advisory activities to a diverse range of corporations, financial institutions, sovereigns, investment funds and others. We underwrite offerings of debt, equity and other financial instruments in Asia, Europe and other major financial markets. We have been enhancing our M&A and financial advisory expertise to secure more high profile deals both across and within regions. We develop and build solid relationships with these clients on a long term basis by providing extensive resources in a seamless fashion to facilitate bespoke solutions.

	Millions of yen
	Six Months Ended September 30,
	2009	2010
Investment Banking (Gross)	¥71,158	¥68,757
Allocation to other divisions	(24,540)	(31,876)
Investment Banking (Net)	46,618	36,881
Other	2,779	(5,651)

Net revenue	49,397	31,230
Non-interest expenses	66,861	59,513

Income (loss) before income taxes	¥(17,464)	¥(28,283)

Net revenue decreased by 36.8% from ¥49,397 million for the six months ended September 30, 2009 to ¥31,230 million for the six months ended September 30, 2010, due to the weakness of equity finance associated with the adverse market environment. Loss before income taxes was ¥17,464 million and ¥28,283 million for the six months ended September 30, 2009 and 2010, respectively.

Other Operating Results

Other operating results include net gain (loss) related to economic hedging transactions, realized gain (loss) on investments in equity securities held for operating purposes, equity in earnings of affiliates, corporate items, and other financial adjustments.

Net revenue was negative ¥44,195 million for the six months ended September 30, 2009 and positive ¥42,863 million for the six months ended September 30, 2010. Non-interest expenses were ¥60,271 million for the six months ended September 30, 2009 and ¥36,366 million for the six months ended September 30, 2010. Loss before income taxes in other operating results was ¥104,466 million for the six months ended September 30, 2009 and income before income taxes in other operating results was ¥6,497 million for the six months ended September 30, 2010.

Other operating results for the six months ended September 30, 2010 include the gains from changes in the fair value of the financial liabilities, for which the fair value option was elected, attributable to the change in Nomura group’s creditworthiness, of ¥5.9 billion, the negative impact of its own creditworthiness on derivative liabilities, which resulted in a gain of ¥4.4 billion and gains from changes in counterparty credit spreads of ¥0.5 billion.

Summary of Regional Contributions

For a summary of our net revenue, income (loss) before income taxes and long-lived assets by geographic region, see Note 13, “Segment and geographic information” in our interim consolidated financial statements included within this Form 6-K.

Regulatory Capital Requirements

Many of our business activities are subject to statutory capital requirements, including those of Japan, the United States, the United Kingdom and certain other countries in which we operate.

Translation Exposure

A significant portion of our business is conducted in currencies other than yen—most significantly, U.S. dollars, British pounds and Euros. We prepare financial statements of each of our consolidated entities in its functional currency, which is the currency of the primary economic environment in which the entity operates. Translation exposure is the risk arising from the effect of fluctuations in exchange rates on the net assets of our foreign subsidiaries. Translation exposure is not recognized in our consolidated statements of operations unless and until we dispose of, or liquidate, the relevant foreign subsidiary, which historically has not occurred, and which we do not expect to occur frequently.

Critical Accounting Policies and Estimates

Use of estimates

In preparing our consolidated financial statements, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation and tax examinations, the recovery of the carrying value of goodwill, the allowance for doubtful accounts, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosures in these consolidated financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements, and it is possible that such adjustments could occur in the near term.

Fair value for financial instruments

A significant amount of our financial assets and financial liabilities are carried at fair value, with changes in fair value recognized through the consolidated statements of operations on a recurring basis. Use of fair value is either specifically required under U.S. GAAP or we make an election to use fair value for certain eligible items under the fair value option.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is used in specific circumstances such as to measure impairment.

In accordance with Accounting Standards Codification (“ASC”) 820 “Fair Value Measurements and Disclosures” (“ASC 820”), all financial instruments measured at fair value have been categorized into a three-level hierarchy based on the transparency of inputs used to establish fair value.

Level 1:

Unadjusted quoted prices in active markets for identical assets or liabilities accessible by Nomura group at the measurement date.

Level 2:

Quoted prices in inactive markets or containing other inputs which are observable, either directly or indirectly. Valuation techniques using observable inputs reflect assumptions used by market participants in pricing financial instruments and are based on data obtained from independent market sources at the measurement date.

Level 3:

Unobservable inputs that are significant to the fair value measurement of the financial instrument. Valuation techniques using unobservable inputs reflect management’s assumptions about the estimates used by other market participants in valuing similar financial instruments. These valuation techniques are developed based on the best available information at the measurement date.

Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement of the instruments. A derivative valued using a combination of Level 1, 2 and 3 inputs would be classified as Level 3, where the Level 3 inputs are significant in its measurement.

The valuation of Level 3 financial assets and liabilities are dependent on certain parameters which cannot be observed or corroborated in the market. This can be the case if, for example, the specific financial instrument is traded in an inactive market. Common characteristics of an inactive market include a low number of transactions of the financial instrument; stale or non-current price quotations; price quotations that vary substantially either over time or among market makers; or little publicly released information. Unobservable parameters include volatility risk and correlation risk for derivative instruments; refinancing periods and recovery rates for credit-related products and loans; and macroeconomic factors affecting the value of collateral for asset-backed securitization products.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be established using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered an unobservable parameter. Other techniques for determining an appropriate value for unobservable parameters may take into account information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information we would expect market participants to use in valuing similar instruments.

Level 3 financial assets excluding derivatives as a proportion of total financial assets excluding derivatives, carried at fair value on a recurring basis was 6% as of September 30, 2010 as listed below:

	Billions of yen
	September 30, 2010
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting	Total	The proportion of Level 3
Financial Assets measured at Fair Value (Excluding derivative assets)	¥7,703	¥6,394	¥850	¥—	¥14,947	6%
Derivative, Assets	699	21,891	624	(21,536)	1,678
Derivative, Liabilities	777	21,888	610	(21,534)	1,741

See Note 3, “Fair value of financial instruments” in our interim consolidated financial statements included within this Form 6-K for further information.

Private equity business

As of April 1, 2007, we adopted ASC 946 “Financial Services—Investment Companies” (“ASC 946”), and as a result, private equity investments made by certain entities which we consolidate under either a voting interest or variable interest model which are investment companies pursuant to the provisions of ASC 946 (“investment company subsidiaries”) are now accounted for at fair value, with changes in fair value recognized through the consolidated statements of operations. Investment company accounting applied by each of these investment company subsidiaries is retained in our interim consolidated financial statements included within this Form 6-K.

The valuation of unlisted private equity investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected exit price of the investment is different from the carrying value. In reaching that determination, we primarily use either our own internal valuation models based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital or comparable market multiple valuations such as EV/EBITDA (Enterprise Value/EBITDA), PE Ratio (Price/Earnings Ratio), Price/Embedded Value Ratio and other multiples based on relationships between numbers reported in the financial statements and the price of comparable companies. Where possible these valuations are compared with the operating cash flows and financial performance of the companies or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences.

Any changes to valuations are then stress tested to assess the impact of particular risk factors in order to establish the final estimated valuation. For more information on our private equity activities, see “Private Equity Business” below.

Assets and Liabilities Associated with Investment and Financial Services Business

Exposure to Certain Financial Instruments and Counterparties

Challenging market conditions continue to impact numerous products including securitization products and leveraged finance to which we have certain exposure. We also have exposures to Special Purpose Entities (“SPEs”) and monoline insurers (financial guarantors) in the normal course of business.

Securitization Products

Our exposure to securitization products mainly consists of commercial mortgage-backed securities (“CMBS”), residential mortgage-backed securities (“RMBS”), and commercial real estate-backed securities. We hold these securitization products in connection with securitization, financing, trading and other activities. The following table provides a summary of our exposure to securitization products by geographic location of the underlying collateral as of September 30, 2010.

	Millions of yen
	September 30, 2010
	Japan	Asia	Europe	America	Total
Commercial mortgage-backed securities	¥4,150	¥—	¥12,955	¥60,121	¥77,226
Residential mortgage-backed securities	14,088	—	32,338	304,746	351,172
Commercial real estate-backed securities	31,862	—	—	—	31,862
Other securitization products	34,559	636	16,542	110,997	162,734

Total	¥84,659	¥636	¥61,835	¥475,864	¥622,994

(1)	The balances shown exclude those for which we transferred financial assets to securitization vehicles where such transfers were accounted for as secured financings rather than sales under ASC 860, and in which we have no continuing economic exposure.
(2)	We have ¥31,743 million exposure, as whole loans and commitments, to U.S. CMBS-related businesses as at September 30, 2010.
(3)	The balance excludes mortgage pass-through securities and U.S. government guaranteed collateralized mortgage obligations (“CMO”).

The following table sets forth our exposure to CMBS by geographical region and external credit rating of the underlying collateral as of September 30, 2010.

	Millions of yen
	September 30, 2010
	AAA	AA	A	BBB	BB	B	Not rated	GNMA(1)	Total
Japan	¥1,244	¥949	¥—	¥418	¥234	¥—	¥1,305	¥—	¥4,150
Europe	1,834	4,352	1,178	1,060	1,132	1,433	1,966	—	12,955
America	17,266	9,750	14,717	9,641	2,343	606	5,598	200	60,121

Total	¥20,344	¥15,051	¥15,895	¥11,119	¥3,709	¥2,039	¥8,869	¥200	¥77,226

(1)	“GNMA” refers to Government National Mortgage Association.
(2)	Rating based on the lowest rating given by Standard & Poor’s, Moody’s Investors Service, Fitch Ratings Ltd., Japan Credit Rating Agency, Ltd., or Rating and Investment Information, Inc. as of September 30, 2010.

Exposure to Monoline Insurers (financial guarantors)

The following table provides our gross exposure, counterparty risk reserves and other adjustments, net exposure, and CDS protection to monoline insurers (financial guarantors) by credit rating in structured credit trading business of Global Markets in Europe. The table below does not include the fully reserved or hedged exposure.

	Millions of yen
	September 30, 2010
Monoline Insurers by Credit Rating(1)	Notional(2)	Gross Exposure(3)	Counterparty Risk Reserves and Other Adjustments	Net Exposure	CDS Protection(4)(5)
Non-investment grade	$5,833	$1,728	$1,390	$338	$55

Total	$5,833	$1,728	$1,390	$338	$55

(1)	Rating based on the lower of either Standard & Poor’s or Moody’s Investors Service as of September 30, 2010 depending on which rating is lower.
(2)	The gross notional value of the credit derivative contract. There is no exposure related to U.S. RMBS as reference assets.
(3)	Gross exposure represents the estimated fair value prior to Counterparty Risk Reserves and Other Adjustments.
(4)	Notional less estimated fair value of CDS protection acquired against the monoline insurers.
(5)	Other than above, we also sell protection primarily to facilitate transactions for our clients referencing a basket of names including monoline insurers. As of September 30, 2010, our exposure arising from such trades was $90 million.

In addition to the above derivatives exposure, we also had $173 million of debt securities relating mainly to public utilities guaranteed by monoline insurers as of September 30, 2010. The estimated fair value of the wrap included in carrying value of these debt securities is not significant.

Special Purpose Entities (“SPEs”)

Our involvement with these entities includes structuring, underwriting, as well as, subject to prevailing market conditions distributing and selling debt instruments and beneficial interests issued by these entities. In the normal course of securitization and equity derivative activities business, we also act as transferor of financial assets to, and underwriter, distributor and seller of repackaged financial instruments issued by these entities. We retain, purchase and sell variable interests in SPEs in connection with our market-making, investing and structuring activities. Our other types of involvement with SPEs include guarantee agreements and derivative contracts.

For further discussion on Nomura group’s involvement with VIEs, see Note 6, “Securitization and Variable Interest Entities (“VIEs”)” in our interim consolidated financial statements included within this Form 6-K.

Leveraged Finance

We provide loans to clients in connection with leveraged buy-outs and leveraged buy-ins. As this type of finance is usually initially provided through a commitment, we have both funded and unfunded exposures on these transactions.

The following table sets forth Nomura group’s exposure to leveraged finance by geographic location of the target companies as of September 30, 2010.

	Millions of yen
	September 30, 2010
	Funded	Unfunded	Total
Japan	¥7,281	¥1,570	¥8,851
Europe	63,706	2,803	66,509

Total	¥70,987	¥4,373	¥75,360

Accounting Developments

See Note 1, “Summary of accounting policies” in our interim consolidated financial statements included within this Form 6-K.

Private Equity Business

We make private equity investments primarily in Japan and Europe.

As of April 1, 2007, we adopted ASC 946, and as a result, private equity investments made by investment company subsidiaries are now accounted for at fair value, with changes in fair value recognized through the consolidated statements of operations. Investment company accounting applied by each of these investment company subsidiaries is retained in our interim consolidated financial statements included within this Form 6-K.

These entities make private equity investments solely for capital appreciation, current income or both rather than to generate strategic operating benefits to us. In accordance with our investment policies, non-investment companies within the group may not make investments in entities engaged in non-core businesses if such investments would result in consolidation or application of the equity method of accounting. Such investments may generally only be made by investment company subsidiaries. Non-core businesses are defined as those engaged in activities other than our business segments.

We also have a subsidiary which is not an investment company but which makes investments in entities engaged in our core businesses. These investments are made for capital appreciation or current income purposes or both and are also carried at fair value, either because fair value is carried by election of the fair value option or other U.S. GAAP requirements.

Private equity business in Japan

We have an established private equity business in Japan, which is operated primarily through a wholly-owned subsidiary, Nomura Principal Finance Co., Ltd (“NPF”).

Since its inception in 2000, NPF has made investments in 21 entities and exited from 18 of these investments (including partial sales). The fair value of its investment portfolio is ¥104,025 million as of September 30, 2010.

NPF is an investment company subsidiary pursuant to the provisions of ASC 946 and therefore carries all of its investments at fair value, with changes in fair value recognized through the consolidated statements of operations from the adoption date of ASC 946 on April 1, 2007.

We also make private equity investments through another wholly-owned subsidiary, Nomura Financial Partners Co., Ltd. (“NFP”). NFP is not an investment company subsidiary as it invests in the entities engaged in our core business. We elected the fair value option to account for its 45.5% investment in the common stock of Ashikaga Holdings Co., Ltd.

Private equity business in Europe

In Europe, our private equity investments primarily comprise legacy investments made by its former Principal Finance Group (“PFG”) now managed by Terra Firma (collectively referred to as the “Terra Firma Investments”), investments in other funds managed by Terra Firma (“Other Terra Firma Funds”) and through other investment company subsidiaries (“Other Investments”).

Terra Firma Investments

Following a review to determine the optimum structure for our European private equity business, on March 27, 2002, we restructured our PFG and, as a result, contributed our investments in certain of our remaining investee companies to Terra Firma Capital Partners I (“TFCP I”), a limited partnership which is engaged in the private equity business, in exchange for a limited partnership interest. Terra Firma Investments (GP) Limited, the general partner of TFCP I, which is independent of us, assumed the management and control of these investments, together with one other PFG investment, Annington Holdings plc, which due to contractual restrictions was not transferred to the partnership.

With effect from March 27, 2002, we ceased consolidating the Terra Firma Investments and accounted for those investments at fair value in accordance with ASC 946.

The Terra Firma Investments are held by entities which are investment company subsidiaries and, therefore, we continue to account for these investments at fair value, with changes in fair value recognized through the consolidated statements of operations.

The fair value of the Terra Firma Investments was ¥92,514 million as of September 30, 2010.

Other Terra Firma Funds

In addition to the Terra Firma Investments, we are in a 10% investor in a ¥222 billion private equity fund (“TFCP II”) and a 2% investor in a ¥591 billion private equity fund (“TFCP III”), also raised and managed by Terra Firma Capital Partners Limited.

Our total commitment for TFCP II was originally ¥22,156 million and reduced to ¥4,603 million as a result of adjustments for recyclable distributions. As of September 30, 2010, ¥4,264 million had been drawn down for investments.

For TFCP III, our total commitment is ¥11,424 million and ¥7,230 million had been drawn down for investments as of September 30, 2010.

The investments in TFCP II and TFCP III are carried at fair value, with changes in fair value recognized through the consolidated statements of operations.

Other Investments

We also make private equity investments in Europe through wholly-owned subsidiaries and other consolidated entities which have third party pooling of funds. Certain of these entities are investment company subsidiaries and therefore all of their investments are carried at fair value, with changes in fair value recognized through the consolidated statements of operations.

Liquidity and Capital Resources

Liquidity

Overview.

We define liquidity risk as the potential inability to meet financial obligations as they become due. This risk could arise from an inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Liquidity risk could be due both to Nomura-specific and market wide events. Our primary liquidity objective is to ensure continuous liquidity across market cycles and periods of stress, and to ensure that all funding requirements and unsecured debt obligations that fall due within one year can be met without additional unsecured funding or forced liquidation of trading assets.

We have in place a number of liquidity policies to achieve our primary liquidity objective. These include (1) ensuring sufficient long-term debt to meet our cash capital needs; (2) maintenance of liquidity portfolios comprising cash and highly liquid unencumbered securities that can be converted into cash to meet our immediate liquidity requirements; (3) diversification of funding sources by currency, products, investor base and maturity in order to minimize reliance on any one source; (4) contingency funding plans and committed, unsecured credit facilities.

The Executive Management Board has the authority to make decisions concerning the group liquidity management. The Chief Financial Officer (“CFO”) has the operational authority and responsibility over Nomura group’s liquidity management based on decisions made by the Executive Management Board. The CFO and Global Treasury are responsible for monitoring and managing our liquidity in accordance with policies determined by the Executive Management Board or other decision-making bodies.

1. Ensure appropriate funding mix. We seek to maintain a surplus of long term debt and equity above the cash capital requirements of our assets. This allows us to be able to fund our operations for at least one year in a stress event, without needing to raise additional unsecured funding or forcing the liquidation of trading assets. The amount of liquidity required is based on an internal model which incorporates the following requirements.

(i)	Our ability to finance assets using secured funding, including repurchase agreements and securities lending transactions. The cash capital requirements are calculated using conservative estimates of the assets secured borrowing power in stressed scenarios.

(ii)	Goodwill and identifiable intangible assets, property, equipment and other illiquid assets.

(iii)	Collateral requirements on derivative contracts arising as a result of a two-notch downgrade in our credit rating. In addition, other unencumbered assets held at exchanges for chaining requirements are also funded with long-term liquidity.

(iv)	Commitments to lend to external counterparties based on the probability of drawdown.

(v)	Capital or other forms of financing in our regulated subsidiaries that is in excess of their long-term cash capital requirements.

Our internal model is calculated at the subsidiary level in order to take into account legal, regulatory and tax restrictions that may impact the transfer of liquidity among us.

We routinely issue long-term debt in various maturities and currencies to maintain a long-term funding surplus, and to also achieve both cost effective funding and a maturity profile where the average duration of our debt is sufficient to meet our long-term cash capital requirements. We therefore seek to maintain an average maturity for plain vanilla instruments greater than three years. The average maturity (for debt securities and borrowings with maturities longer than one year) was 3.90 years as of September 30, 2010. Our medium-term notes are structured and linked to interest or equity, indices, currencies or commodities. Conditions for calls by indices are individually set. These maturities are evaluated based on our internal model and monitored by Global Treasury. Maturities for plain vanilla debt securities and borrowings are based on contractual maturities. Where there is a possibility that notes may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. This model values the embedded optionality under stress market conditions in order to determine when the note is likely to be called.

On this basis, the average maturity of structured notes (notes with maturities longer than one year) was 11.35 years as of September 30, 2010. The average maturity of our entire long-term debt portfolio including plain vanilla debt securities and borrowings was 6.78 years as of September 30, 2010. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings.

Redemption schedule is individually estimated by considering the probability of redemption. Due to structure bias, we use the probability adjusted by a certain stress.

2. Diversify unsecured funding sources. We seek to reduce refinancing risk through diversification of our funding sources. We diversify funding by product, investor and market in order to reduce our reliance on any one funding source. We benefit by distributing a significant portion of our debt through our retail and institutional sales force to a diversified global investor base. We believe that maintaining relationships with our investors is critical to our liquidity strategy.

We also seek to diversify funding by currency. The proportion of our non-yen denominated long-term debt is 23.6% of total term debt outstanding as of September 30, 2010.

We diversify funding by issuing various types of debt instruments—these include both structured loans and notes. Structured notes are debt obligations with returns linked to other debt or equity securities, indices, currencies or commodities.

	Billions of yen, except percentage
	September 30, 2010
Short-term unsecured debt total(1)	¥2,333.1	21.9%
Short-term bank borrowings	731.4
Other loans	112.7
Commercial paper	387.2
Deposit at banking entities	498.7
Certificates of deposit	155.3
Bonds and notes maturing within one year	447.8
Long-term unsecured debt total	6,272.7	58.9%
Long-term deposit at banking entities	34.8
Long-term bank borrowings	2,063.6
Other loans	164.3
Bonds and notes(2)	4,010.0
Total NHI shareholders’ equity	2,051.6	19.2%

(1)	Short-term unsecured debt includes the current portion of long-term unsecured debt.
(2)	Excludes Long-term bonds and notes issued by consolidated VIEs that meet the definition of Variable Interest Entities (VIEs) under ASC 810, “Consolidation” (“ASC 810”) and secured financing transactions recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860.

3. Unsecured Funding Management. We manage the overall level of unsecured funding and set internal limits on the additional amount of unsecured funding available across the Firm. The limit for unsecured funding is set by the Executive Management Board and monitored closely by Global Treasury.

Issuance of securities by regulated broker-dealers or banking entities may restrict the availability of liquidity across the Nomura group. We actively seek to concentrate issuance of all long-term unsecured, non-deposit funding instruments at either Nomura or unregulated issuing entities. The primary benefits of this strategy include cost minimization, wider investor name recognition and greater flexibility in providing funding to various subsidiaries across the Nomura group.

4. Maintain Liquidity Portfolios. To ensure a readily available source of liquidity, we have structured our liquidity portfolio under the assumption that in certain instances, legal and regulatory requirements can restrict the flow of funds between entities in our consolidated group, and funds or securities may not freely move among us.

We maintain a liquidity portfolio at Nomura Holdings, Inc. and group companies in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity.

The size and structure of our liquidity portfolio takes into account immediate cash requirements arising from:

(i)	Upcoming maturities of unsecured debt (maturities less than 1 year);

(ii)	Potential buybacks of our outstanding debt;

(iii)	Loss of secured funding lines particularly for less liquid assets, over and above our cash capital estimates;

(iv)	Fluctuation of funding needs under normal business circumstances; and

(v)	Cash and collateral outflows in a stress event.

Our liquidity is based on an internal model which simulates changes in cash outflow under specified stress scenarios and assumes no liquidation of assets, no ability to issue additional unsecured funding, a widening of haircuts on outstanding repo funding, collateralization of clearing banks, drawdowns on loan commitments and loss of liquidity from market losses on inventory. Such stress scenarios are in turn tailored to the liquidity requirements in view of the risk appetite formulated by the Global Integrated Risk Management Committee, We continuously evaluate and review our assumptions taking into account regulatory and market changes.

As of September 30, 2010, our liquidity portfolio was ¥5,410.7 billion. Our liquidity portfolio is composed of the following highly liquid products.

Billions of yen
September 30, 2010
Cash, cash equivalent and time deposits	¥779.9
Overnight call loans	10.4
Government securities	4,620.4

Total	¥5,410.7

In addition to the liquidity portfolio, we have ¥1,539.8 billion of other unencumbered assets comprising mainly unpledged trading assets that can be used as an additional source of secured funding. The aggregate value of our liquidity portfolios and other unencumbered assets as of September 30, 2010 was ¥6,950.5 billion—this represented 297.1% of our total unsecured debt maturing within one year.

Billions of yen
September 30, 2010
Net liquidity value of other unencumbered assets	¥1,539.8
Liquidity portfolios	5,410.7

Total	¥6,950.5

5. Maintain Committed Bank Facilities. In addition to our Liquidity Portfolio, we maintain undrawn committed facilities with a group of globally recognized banks in order to provide contingent financing sources. Total of unused committed facilities was ¥113.0 billion as of September 30, 2010. We have structured the facilities to ensure that the maturity dates of these facilities are distributed evenly throughout the year in order to prevent excessive maturities of facilities in any given period. While the ability to borrow under these facilities is subject to customary lending conditions and covenants, we do not believe that any of the covenant requirements will impair our ability to draw on them. We may occasionally test the effectiveness of our drawdown procedures.

6. Maintain and test a Contingency Funding Plan (“CFP”). We have developed a detailed contingency funding plan. As a part of the CFP, we have developed an approach for analyzing and specifying the extent of any liquidity crisis. This allows us to estimate the likely impact of both a Nomura-specific and market-wide crises; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. This has been developed at the legal entity level in order to capture specific cash requirements at the local level—it assumes that the parent company does not have access to cash that may be trapped at the subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our funding plans for different Nomura-specific and market-wide events. We also have access to operations at central banks such as the Bank of Japan and the European Central Bank, which provide financing against various types of securities. These operations are accessed in the normal course of business and are an important tool in mitigating contingent risk from market disruptions.

Since November 2009, we have revised the CFP to further integrate liquidity risk control into our comprehensive risk management strategy and to enhance the quantitative aspects of our liquidity risk control procedures. Under the revised CFP, we monitor our liquidity based on an internal model which simulates changes in cash outflow under specified stress scenarios. Such stress scenarios are in turn tailored to the liquidity requirements in view of the risk appetite formulated by the Global Integrated Risk Management Committee, our risk management body functioning under the supervision of the Board of Directors and the Executive Management Board. Where the liquidity requirements are not met as a result of the stress test, the CFP specifies an action plan depending on the nature of the contingency.

Cash Flow

Cash and cash equivalents’ balances as of September 30, 2009 and as of September 30, 2010 were ¥508.4 billion and ¥534.9 billions, respectively. Cash flows from operating activities for the six months ended September 30, 2009 were outflows of ¥608.3 billion due mainly to a decrease in Other secured borrowings. Cash flows from operating activities for the six months ended September 30, 2010 were outflows of ¥1,095.5 billion due mainly to the movement of Securities borrowed and securities loaned. Cash flows from investing activities for the six months ended September 30, 2009 were outflows of ¥114.4 billion due mainly to an increase in Loans receivable at banks and those for the six months ended September 30, 2010 were outflows of ¥205.1 billion due mainly to an increase in Non-trading debt securities. Cash flows from financing activities for the six months ended September 30, 2009 and September 30, 2010 were inflows of ¥610.6 billion and of ¥838.6 billion respectively, due mainly to an increase in Long-term Borrowings.

Consolidated Balance Sheets and Financial Leverage

Total assets as of September 30, 2010, were ¥34,296.3 billion, an increase of ¥2,065.9 billion compared to ¥32,230.4 billion as of March 31, 2010, reflecting an increase in Collateralized agreements and Trading assets. Total liabilities as of September 30, 2010, were ¥32,235.6 billion, an increase of ¥2,138.2 billion compared to ¥30,097.4 billion as of March 31, 2010, this was mainly due to an increase in Collateralized financing and Long-term borrowings. Total NHI shareholders’ equity as of September 30, 2010 was ¥2,051.6 billion, a decrease of ¥75.3 billion compared to ¥2,126.9 billion as of March 31, 2010, due to a decrease in Accumulated other comprehensive income (loss) and the repurchases of common stock.

We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. The Executive Management Board is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continuously review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses.

Leverage ratios are commonly used by other financial institutions similar to Nomura group. Although there are currently no regulatory or statutory reporting requirements which require us to disclose leverage ratios, we voluntarily provide our leverage ratio and adjusted leverage ratio.

The following table sets forth total NHI shareholders’ equity, total assets, adjusted assets and leverage ratios:

	Billions of yen, except ratios
	September 30, 2010		March 31, 2010
Total NHI shareholders’ equity	¥2,051.6		¥2,126.9
Total assets(1)	34,296.3		32,230.4
Adjusted assets(2)	20,080.5		19,763.2
Leverage ratio(3)	16.7	x	15.2	x
Adjusted leverage ratio(4)	9.8	x	9.3	x

(1)	Total assets reconciles to the total assets amount disclosed on the face of our consolidated balance sheets and therefore excludes the fair value of securities transferred to counterparties under repo-to-maturity and certain Japanese securities lending transactions which are accounted for as sales rather than collateralized financing arrangements. The fair value of securities derecognized under these agreements has not had a significant impact on our reported Leverage and Adjusted leverage ratios as of March 31, 2010 and September 30, 2010.
(2)	Adjusted assets represent total assets less Securities purchased under agreements to resell and Securities borrowed transactions.
(3)	Leverage ratio equals total assets divided by total NHI shareholders’ equity.
(4)	Adjusted leverage ratio equals adjusted assets divided by total NHI shareholders’ equity.

Our leverage ratio as of September 30, 2010 increased to 16.7 times from 15.2 times as of March 31, 2010. The increase in the ratio is due to a ¥75.3 billion decrease in NHI shareholders’ equity in relation to the repurchases of common stock in August 2010 and a decrease in Accumulated other comprehensive income (loss) in relation to the impact from the foreign exchange translation adjustments during the period, together with an increase in Total assets by ¥2,065.9 billion in relation to increases in Collateralized agreements and Trading assets.

Our adjusted leverage ratio as of September 30, 2010 increased to 9.8 times from 9.3 times as of March 31, 2010. Adjusted assets and NHI shareholders’ equity moved for the same reasons as described above.

Capital Management

Capital Management Policy

We seek to enhance shareholder value by capturing business opportunities as they develop. To achieve this goal, we maintain sufficient capital to support our business. We review our sufficiency of capital as appropriate, taking into consideration economic risks inherent in our businesses, regulatory requirements, and maintenance of a sufficient debt rating for a global financial institution.

Dividends

We believe that raising corporate value over the long term and paying dividends is essential to rewarding shareholders. We will strive to pay stable dividends using a consolidated payout ratio of 30% as a key indicator.

Dividend payments will be determined taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment as well as our consolidated financial performance.

We paid a dividend of ¥4.0 for the first half of the fiscal year ending March 31, 2011.

As for retained profits, we intend to reinvest in business areas where high profitability and growth may reasonably be expected, including development and expansion of infrastructure, to maximize value for shareholders.

The following table sets forth the amounts of dividends per share paid by us in respect of the periods indicated:

Fiscal year ended or ending March 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2006	¥—	¥12.00	¥—	¥36.00	¥48.00
2007	8.00	8.00	8.00	20.00	44.00
2008	8.50	8.50	8.50	8.50	34.00
2009	8.50	8.50	8.50	—	25.50
2010	—	4.00	—	4.00	8.00
2011	—	4.00	—

Stock Repurchases.

We repurchase shares when we recognize the need to set out flexible financial strategies that allow the Board to respond quickly to changes in the business environment.

When we decide to set up a share buyback program, we will announce the decision soon after it is made and purchase the shares following internal guidelines.

We announced our most recent share buyback program on July 30, 2010. The program had been authorized for the period between August 9 and September 17, 2010, and was in accordance with Article 459-1 of the Companies Act of Japan.

According to this program, we repurchased 75,000,000 shares and the aggregate purchased amount was ¥37,361,694,700 from August 9, 2010 to August 31, 2010.

Preferred Stock.

Effective June 25, 2009, we have amended our Articles of Incorporation in order to enable issuance of four classes of preferred stock, of which Class 1 and Class 2 will not be convertible into common stock, while Class 3 and Class 4 will be convertible into common stock. A robust capital base is essential to ensuring the expansion and enhancement of our business platform. Although our capital and financial structure currently does not require any immediate issuance of preferred stock, we have made this amendment to expand our fundraising options and speedily respond to future changes in the economic and business environment. Currently, we do not have concrete plans to issue preferred stocks.

The amendment did not result in any change to the authorized number of shares of Nomura group.

Consolidated Regulatory Requirements

The FSA established the “Guideline for Financial Conglomerate Supervision” (hereinafter referred to as the “Financial Conglomerate Guideline”) in June 2005 and set out the rule on consolidated regulatory capital. We started monitoring the consolidated capital adequacy ratio of Nomura group according to the Financial Conglomerate Guideline from April 2005.

Beginning from the end of March, 2009, we elected to calculate the consolidated capital adequacy ratio according to the “Criteria for bank holding companies to judge whether their capital adequacy status is appropriate in light of their own and their subsidiaries’ asset holdings, etc. under Article 52-25 of the Banking Act” (hereinafter referred to as the “Bank Holding Companies Notice”) as permitted under the provision in “the Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc.” instead of the Financial Conglomerate Guideline although we continue to be monitored as a financial conglomerate governed by the Financial Conglomerate Guideline.

Under the Financial Conglomerate Guideline, financial conglomerates, defined as the holding companies of financial institutions and its group companies, must maintain the amount of consolidated capital not less than required capital. As we have started the calculation according to the Bank Holding Companies Notice, we convert each risk by multiplying the amount by 12.5; therefore we examine whether we comply by this requirement by confirming that the capital/risk-weighted asset ratio is higher than 8%.

As of September 30, 2010, we were in compliance with this requirement, with a ratio of total capital to risk-weighted assets of 22.7%.

The following table presents the Company’s consolidated capital adequacy ratio as of September 30, 2010:

	Billions of yen, except percentages
	September 30, 2010	March 31, 2010
Qualifying Capital
Tier 1 capital	¥1,942.7	¥2,000.0
Tier 2 capital	497.9	560.0
Tier 3 capital	291.3	306.1
Deductions	57.7	60.2

Total qualifying capital	¥2,674.2	¥2,805.9

Risk-Weighted Assets
Credit risk-weighted assets	¥5,222.7	¥4,657.9
Market risk equivalent assets	5,099.1	5,461.2
Operational risk equivalent assets	1,415.4	1,406.7

Total risk-weighted assets	¥11,737.2	¥11,525.7

Consolidated Capital Adequacy Ratios
Consolidated capital adequacy ratio	22.7%	24.3%
Tier 1 capital ratio	16.5%	17.3%

Total qualifying capital is comprised of Tier 1, Tier 2 and Tier 3 capital. Our Tier 1 capital mainly consists of NHI shareholders’ equity and non-controlling interests less goodwill, certain intangible fixed assets, and net deferred tax assets in excess of 20% of Tier 1 before deferred tax asset adjustment when applicable.

Tier 2 and Tier 3 capital consist of subordinated debt classified to Tier 2 and Tier 3 by original maturity and other conditions set out by the Bank Holding Companies Notice.

Market risk is calculated using the Company’s Value-at-Risk model as permitted under the Financial Instruments Business Operators Guidelines. Credit risk assets are calculated using the Standardized Approach which applies a fixed percentage to the fair value of the assets. Operational risk is calculated under the Basic Indicator Approach, where the average net revenues over the previous three years are multiplied by a fixed percentage.

The consolidated capital adequacy ratios decreased to 22.7% as of September 30, 2010, from 24.3% as of March 31, 2010. This is due to the decrease in qualifying capital, mainly impacted by the reduction in shareholders’ equity and eligible subordinated debt, as well as, the increase in credit risk-weighted assets, mainly impacted by the repurchase transactions.

We provide Tier 1 capital ratio and consolidated capital adequacy ratio not only to demonstrate that we are in compliance with regulatory requirements set out by the FSA but also for benchmarking purposes so that users of our report can compare our capital position against those of other financial groups under same Basel II framework.

As of September 30, 2010, we have met all capital adequacy requirements to which we are subject and have consistently operated in excess of the FSA’s capital adequacy requirements. Subject to future developments in regulatory capital regulations and standards, there has been no significant change in our capital ratios which the management believes would have material impact on our operations.

The Basel Committee has issued a series of announcements regarding a broader program designed to strengthen the regulatory capital framework in light of weaknesses revealed by the financial crises. The following is a summary of the proposals which are most relevant to us.

On March 12, 2009, the Basel Committee, recognizing the need to strengthen the level of capital in the banking system, announced that the regulatory minimum level of capital would be reviewed in 2010. On July 13, 2009, the Basel Committee announced its approval of a package of measures designed to strengthen its rules governing trading book capital and to enhance the three pillars of the Basel II framework. This announcement states that the Basel Committee’s trading book rules, effective at the end of 2011, will introduce higher capital requirements to capture the credit risk of complex trading activities. Such trading rules also include a stressed value-at-risk (VaR) requirement, which the Basel Committee believes will help dampen the cyclicality of the minimum regulatory capital framework. On September 7, 2009, the Group of Central Bank Governors and Heads of Supervision, the oversight body of the Basel Committee, reached agreement on certain key measures designed to strengthen regulation of the banking sector, including an increase in the quality, consistency and transparency of the Tier 1 capital base. In particular, it was agreed that the predominant form of Tier 1 capital should be common stock and retained earnings. Calibration of these new requirements is expected to be completed by the end of 2010.

In December 2009, in an effort to promote a more resilient banking sector, the Basel Committee approved for consultation a package of proposals to strengthen global capital and liquidity regulations. The proposals include raising the quality, consistency and transparency of the capital base (including, in particular, deductions of goodwill and other intangibles and net deferred tax assets from the predominant form of Tier 1 capital, and expanding the limitation on the double counting of capital to cover the wider financial system); strengthening the risk coverage of the capital framework (in addition to the higher capital requirements for trading book exposures announced in July 2009); introducing a leverage ratio requirement as a supplemental measure to the risk-based framework; and introducing a series of measures to address concerns over the “procyclicality” of the current framework. The proposals also introduce a minimum liquidity standard including a 30-day liquidity coverage ratio as well as a longer-term structural liquidity ratio. Additional capital, liquidity or other supervisory measures to reduce the externalities created by systemically important institutions are also under review. Also in September 2010, the Basel Committee disclosed a substantial strengthening of existing capital requirements, announcing that the fully calibrated set of standards will be developed by the end of 2010 with plans for implementation to commence by the end of 2012.

The Bank Holding Companies Notice may be amended to follow the new measures described above after they are officially adopted by the Basel Committee.

In March 2010, the FSA amended the “Comprehensive Guidelines for Supervision of the Financial Instruments Business Operators, etc.”, requiring corporate groups of financial instruments firms engaging in international operations, including Nomura group, to strengthen their management and compliance systems in view of the increasingly significant growth, complication and development of their international operations. These new requirements include strengthening group-wide business management, compliance and risk management systems, as well as public disclosure of detailed information regarding capital adequacy ratios, in accordance with the Basel II framework.

Credit Ratings

The cost and availability of unsecured funding generally are dependent on credit ratings. Our long-term and short-term debt is rated by several recognized credit rating agencies. We believe that our credit ratings include the credit ratings agencies’ assessment of the general operating environment, our positions in the markets in which we operate, reputation, earnings structure, trend and volatility of our earnings, risk management framework, liquidity and capital management. An adverse change in any of these factors could result in a downgrade of our credit ratings, and that could, in turn, increase our borrowing costs and limit our access to the capital markets or require us to post additional collateral and permit counterparties to terminate transactions pursuant to certain contractual obligations. In addition, our credit ratings can have a significant impact on certain of our trading revenues, particularly in those businesses where longer term counterparty performance is critical, such as OTC derivative transactions.

As of September 30, 2010, the credit ratings of Nomura Holdings, Inc. and Nomura Securities Co., Ltd. were as follows:

Nomura Holdings, Inc.	Short-term Debt	Long-term Debt
Standard & Poor’s	A-2	BBB+
Moody’s Investors Service	—	Baa2
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-

Nomura Securities Co., Ltd.	Short-Term Debt	Long-term Debt
Standard & Poor’s	A-2	A-
Moody’s Investors Service	P-2	Baa1
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-

Both Rating and Investment Information, Inc. and Japan Credit Rating Agency, Ltd. are credit rating agencies nationally recognized in Japan. We rely on, or utilize, credit ratings on our long-term and short-term debt provided by these Japanese credit rating agencies, as well as Standard & Poor’s and Moody’s Investors Service, for unsecured funding and other financing purposes and also for our trading and other business activities. Within the rating classification system of Rating and Investment Information, Inc., “a-1” is the highest of five categories for short-term debt and indicates “a strong degree of certainty regarding the debt repayment”; and “A” is the third highest of nine categories for long-term debt and indicates “a high degree of certainty regarding the debt repayment with excellence in specific component factors”, with a plus (+) or minus (-) sign added to a rating in that category to indicate its relative standing within that category. Within the rating classification system of Japan Credit Rating Agency, Ltd., “AA” is the second highest of ten categories for long-term debt and indicates “a very high level of capacity to honor the financial commitment on the obligation”, with a plus (+) or minus (-) sign added to a rating in that category to indicate its relative standing within that category.

Off-Balance Sheet Arrangements

Off-balance sheet entities

In the normal course of business, we engage in a variety of off-balance sheet arrangements with off-balance sheet entities which may have an impact on Nomura group’s future financial position and performance.

Off-balance sheet arrangements with off-balance sheet entities include the following where Nomura group has:

•	an obligation under a guarantee contract;

•	a retained or contingent interest in assets transferred to an off-balance sheet entity or similar arrangement that serves as credit, liquidity or market risk support;

•	any obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument; or

•

any obligation, including contingent obligation, arising out of a variable interest in an off-balance sheet entity that is held by, and material to, us, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, us.

Off-balance sheet entities may take the form of a corporation, partnership, fund, trust or other legal vehicle which is designed to fulfill a limited, specific purpose by its sponsor. We both create or sponsor these entities and also enter into arrangements with entities created or sponsored by others. Our only significant arrangements with entities which meet the definition of off-balance sheet entities are through program vehicles which we use primarily for the securitization of commercial and residential mortgages, government and corporate bonds and other financial assets. Significant involvement is assessed based on all of our arrangements with these entities, even if the probability of loss, as assessed at the balance sheet date, is remote.

Our involvement with these entities includes structuring, underwriting, distributing and selling debt instruments and beneficial interests issued by these entities, subject to prevailing market conditions. In the normal course of business, we also act as transferor of financial assets to these entities, as well as, and underwriter, distributor and seller of asset-repackaged financial instruments issued by these entities, in connection with our securitization and equity derivative activities. We retain, purchase and sell variable interests in SPEs in connection with our market-making, investing and structuring activities. Our other types of off-balance sheet arrangements include guarantee agreements and derivative contracts. For further information about transactions with VIEs, see Note 6, “Securitization and Variable Interest Entities (VIEs)” in our interim consolidated financial statements included within this Form 6-K.

Contractual Obligations

Since March 31, 2010, there have been no material changes outside our ordinary course of business in connection with our standby letters of credit and other guarantees, long-term borrowings, operating lease commitments, capital lease commitments, purchase obligations, commitments to extend credit and commitments to invest in partnership.

Since April 2010, we began consolidating, in accordance with our adoption of ASC 810 amended by ASU 2009-17, “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”, certain VIEs which are engaged in the business of purchasing aircraft and operating the leases. Some of those VIEs also have commitments to purchase aircrafts.

For further details on our commitments, contingencies and guarantees, see note 12, “Commitments, contingencies and guarantees” in our interim consolidated financial statements included within this Form 6-K.

Risk Management

Our business activities are inherently subject to various risks. Managing those risks is an integral part of management’s responsibilities to secure fiscal health as well as to contribute to the maintenance and expansion of corporate value. Our risk management framework and governance structure is intended to provide comprehensive controls, monitoring and reporting. We established “Structure for Ensuring Appropriate Business” which is a principle from the Board of Directors. Within this principle the “Structure for Regulations and others regarding Management of Risk Loss” was established and in accordance with these structures, we are constantly seeking to upgrade the risk management expertise and strengthen and enhance risk management capability.

Global Risk Management Structure

Governance

We have independent units responsible for appropriate financial resources allocation and risk management (i.e. Group Controllers’ Department, Group Finance Department, Group Treasury Department and Group Risk Management Department).

Within these units, the Group Risk Management Department assists the Chief Risk Officer (“CRO”) with implementing the risk management framework and supervising risks. A key component of the framework is the Risk Appetite statement which defines our risk boundaries in the context of corporate strategic objectives. The CRO is responsible for managing the risk profile of Nomura group globally; working closely with the business heads and regional management to ensure that our risk model is complementary to the business strategy, while safeguarding the company’s strong balance sheet.

The mission statement of the Risk Management Division, a collective term for the Group Risk Management Department and risk management departments in each region, is to support and influence senior management in the execution of its business strategy of increasing shareholder returns and optimising the firm’s return on capital whilst ensuring capital adequacy, to:

•

Provide a firm wide capital management framework which takes into account the availability and cost of capital, its effective utilization within and across the business lines and the overall capital adequacy of the firm.

•	Ensure transparency of and effectively manage market, credit, liquidity, concentration and tail risk within the risk appetite of the firm.

•	Monitor the effectiveness of capital utilization through the use of limit structures with an emphasis on stress testing and risk adjusted return on capital as efficiency measures.

•	Effectively engage with all stakeholders who are key to the risk management process.

Risks are supervised through establishing an enterprise-wide risk management framework, ensuring its adoption by the entire group, monitoring the appropriateness of the risk management framework, and measuring and analyzing the risks of the entire group. In particular, the Group Risk Management Department establishes and enhances all risk management policies and rules, gathers necessary information for risk management and implements risk management policies for global operations. The Group Risk Management Department reports ongoing risk status and the results of their analysis to senior management. These processes are audited regularly by the Group Internal Audit Department.

Risk Management Committees

There are two key Risk Management Committees at the group level as follows:

•	Group Integrated Risk Management Committee (“GIRMC”); and

•	Global Risk Management Committee (“GRMC”)

The GIRMC reports to the Board of Directors and Executive Management Board (“EMB”). The GIRMC is a sub-committee of the EMB and determines Nomura group’s risk appetite and global risk management framework. This translates risk appetite into economic capital and other financial and operational limits and assesses global portfolio and concentration risk against portfolio limits to take corrective actions. Additionally, the GIRMC oversees regional capital commitment, credit and risk committees and sets regional delegated limits/scope of authority.

The GRMC reports to the GIRMC. It has the delegated authority from the GIRMC to approve transactional capital commitment, credit and risk approvals exceeding regional delegated limits and transactions with significant high risk profiles. Additionally, a sub-committee of the GRMC have been established to focus on specific one-off transactions.

Risk Control

Our regional front office businesses play significant roles on day-to-day risk control. These units are best placed to rapidly respond to changing market conditions and the needs of business in each region. However, risk is managed within limits and guidelines set by the Risk Management Division. The Risk Management Division is a collective term for the Group Risk Management and risk management departments in each region and has been established as an independent function from the Business Divisions within the Nomura group entities. Specifically, the Risk Management Division is in charge of the following tasks concerning risk management:

•	To define and embed risk management policies and procedures.

•	To establish a framework for economic capital allocation, including setting higher level economic capital guidelines.

•	To define and monitor limits and ensure alignment with the firm’s risk appetite.

•	To develop and maintain risk measurement models.

•	To independently validate financial models for both inventory positions and regulatory capital.

•	To communicate key risks to senior management and the GIRMC on a regular basis.

•	To report to and establish frequent dialogue with the regulatory bodies, and/or apply for their approval on risk management methods.

Market Risk

        Market risk refers to the potential loss in the value of an asset resulting from changes in market prices, rates, indices, volatilities, correlations or other market factors. This type of risk primarily impacts our trading activities. Effective management of this risk requires the ability to analyze a complex and constantly changing global market environment, identify problematic trends and ensure that appropriate action is taken in a timely manner. We use a number of tools to help assess and manage market risk on an ongoing basis including Value-at-Risk; stress testing and sensitivity analysis. Market risk is monitored against a set of approved limits, with daily reports delivered to the front office and senior management.

VaR

The statistical technique known as Value-at-Risk (“VaR”) is the potential loss in the value of our trading positions due to adverse movements in markets over a defined time horizon with a specified confidence level. We estimate VaR using a 99% confidence level and a one-day time horizon for our trading portfolio. Market risks that are incorporated in the VaR model include equity prices, interest rates, foreign exchange rates, and associated volatilities and correlations. The historical data to calculate volatilities and correlations are weighted to give greater importance to more recent observations.

VaR Methodology, Assumptions and Limitations. We make a number of assumptions and approximations in relation to the modeling of the risk characteristics of our trading positions. Different assumptions, approximations or a combination of them could result in a materially different VaR. We believe that the assumptions and approximations we use are reasonable.

Trading Portfolio Risk.

The following tables show our VaR as of each of the dates indicated for substantially all of our trading positions:

	Hundred millions of yen
	Mar. 31, 2010	Apr. 30, 2010	May 30, 2010	Jun. 30, 2010	Jul. 31, 2010	Aug. 31, 2010	Sep. 30, 2010
Equity	¥26.2	¥30.3	¥24.6	¥19.8	¥18.5	¥20.1	¥21.7
Interest Rate	43.6	47.8	35.8	41.9	45.0	45.4	45.8
Foreign Exchange	105.4	95.4	81.3	76.2	73.9	65.7	66.7

Sub-total	175.3	173.5	141.7	137.9	137.4	131.1	134.1
Less:
Diversification Benefit	(49.7)	(49.5)	(38.6)	(43.6)	(42.1)	(45.0)	(39.8)

Value at Risk	¥125.5	¥123.9	¥103.1	¥94.3	¥95.4	¥86.1	¥94.3

Value at Risk
(maximum)	¥136.2	April 16, 2010
(average)	103.7	Average for the period from April 1, 2010 to September 30, 2010
(minimum)	86.1	August 31, 2010

	Hundred millions of yen
	Mar. 31, 2009	Apr. 30, 2009	May 30, 2009	Jun. 30, 2009	Jul. 31, 2009	Aug. 31, 2009	Sep. 30 2009	Oct. 30, 2009	Nov. 30, 2009	Dec. 31, 2009	Jan. 29, 2010	Feb. 26, 2010	Mar. 31, 2010
Equity	¥37.9	¥29.0	¥23.1	¥44.3	¥26.1	¥39.0	¥26.4	¥22.0	¥25.6	¥28.5	¥25.8	¥20.6	¥26.2
Interest Rate	67.0	36.7	52.2	39.9	47.7	40.1	34.2	54.5	40.1	62.6	41.6	41.1	43.6
Foreign Exchange	86.6	95.2	116.8	120.9	117.6	111.5	109.2	126.8	112.2	112.3	109.3	106.8	105.4

Sub-total	191.5	160.8	192.1	205.1	191.4	190.6	169.9	203.3	177.9	203.5	176.7	168.5	175.3
Less:
Diversification Benefit	(74.8)	(54.9)	(66.3)	(71.4)	(61.0)	(70.7)	(51.7)	(57.4)	(53.7)	(66.3)	(49.1)	(45.1)	(49.7)

Value at Risk	¥116.6	¥106.0	¥125.8	¥133.7	¥130.4	¥119.9	¥118.2	¥145.9	¥124.2	¥137.2	¥127.7	¥123.4	¥125.5

Value at Risk
(maximum)	¥151.6:	October 16, 2009
(average)	127.1:	Average for the period from April 1, 2009 to March 31, 2010
(minimum)	98.8:	April 28, 2009

	Hundred millions of yen
	Mar. 31, 2008	Apr. 30, 2008	May 31, 2008	Jun. 29, 2008	Jul. 31, 2008	Aug. 31, 2008	Sep. 28, 2008	Oct. 31, 2008	Nov. 30, 2008	Dec. 31, 2008	Jan. 31, 2009	Feb. 29, 2009	Mar. 31, 2009
Equity	¥41.6	¥41.0	¥44.5	¥32.6	¥38.3	¥32.4	¥26.8	¥29.7	¥23.8	¥24.6	¥21.6	¥36.4	¥37.9
Interest Rate	47.0	80.2	54.8	37.4	34.3	31.5	33.8	49.2	40.9	42.2	39.7	72.4	67.0
Foreign Exchange	80.0	65.4	70.6	47.6	38.4	43.0	63.0	124.3	127.7	118.0	102.0	92.1	86.6

Sub-total	168.7	186.6	169.8	117.5	111.1	106.9	123.7	203.2	192.3	184.8	163.4	200.9	191.5
Less:
Diversification Benefit	(67.6)	(92.7)	(88.2)	(54.6)	(49.1)	(45.4)	(50.8)	(72.0)	(61.2)	(61.7)	(54.0)	(77.4)	(74.8)

Value at Risk	¥101.0	¥94.0	¥81.6	¥63.0	¥62.0	¥61.6	¥72.9	¥131.1	¥131.1	¥123.1	¥109.4	¥123.5	¥116.6

Value at Risk
(maximum)	¥139.3:	November 25, 2008
(average)	96.1:	Average for the period from April 1, 2008 to March 31, 2009
(minimum)	58.7:	August 22, 2008

VaR relating to equity risk decreased from ¥2.62 billion at the end of March 2010 to ¥2.17 billion at the end of September 2010 mainly due to a reduction of equity volatility risk. VaR relating to interest rate risk increased from ¥4.36 billion at the end of March 2010 to ¥4.58 billion at the end of September 2010 mainly due to base curve risk. VaR relating to foreign exchange risk decreased from ¥10.54 billion at the end of March 2010 to ¥6.67 billion at the end of September 2010 mainly due to a decrease in foreign exchange volatility.

In the preceding year, VaR relating to equity risk decreased from ¥3.79 billion at the end of March 2009 to ¥2.62 billion at the end of March 2010 due to a reduction in equity-related positions. VaR relating to interest rate risk decreased from ¥6.70 billion at the end of March 2009 to ¥4.36 billion at the end of March 2010 mainly due to a rise of interest rate related volatility. VaR relating to foreign exchange risk increased from ¥8.66 billion at the end of March 2009 to ¥10.54 billion at the end of March 2010 mainly due to a rise in foreign exchange volatility.

Back-Testing. We compare VaR values with the actual profits and losses in trading portfolio and verify model’s accuracy used in risk measurement. We count the number of actual times that VaR is exceeded and verify whether the number of times is within a predetermined range. If the number of exceptions is greater than the number predicted by the confidence level used for VaR then we implement any necessary adjustments to the VaR methodology.

Other Measures. In some business lines or portfolios we use additional measures to control or limit risk taking activity. These measures include sensitivity analysis which show the potential changes to a portfolio due to standard moves in market risk factors. Metrics and limits of this type are typically specific to asset types, businesses or strategies and are used to complement VaR and economic capital measures.

Stress Testing. Stress testing represents the potential loss on a portfolio due to the impact of applying a severe yet plausible scenario. We have a comprehensive program of stress testing in place ranging from global cross risk class scenarios, such as the ‘Severe Market and Economic Downturn’ and ‘U.S. bond crash’ used to limit risks against risk appetite at the overall group level, to desk level scenarios/grids designed to limit risks within individual business lines. Stress results are compared and used in conjunction with our economic capital measures. We continue to invest in the development of analysis tools, systems and people and although there is a significant global team of Risk and Risk IT professionals dedicated to stress testing.

Model Review. Pricing models are used to generate trade valuations and the risk measurement metrics for the management of the positions. The Global Model Validation Group validates the appropriateness and consistency of these models, independent of those who design and build the models. As part of this process, the Global Model Validation Group analyzes a number of factors to assess the model’s suitability for the valuation and risk management of a particular product.

Non-trading Risk. A major market risk in our non-trading portfolio relates to equity investments held for operating purposes which we hold on a long-term basis. Our non-trading portfolio is exposed mainly to volatility in the Japanese stock market. One method that can estimate the market risk in the portfolio is to analyze market sensitivity based on changes in the Tokyo Stock Price Index, or TOPIX, which is a leading index of prices of stocks on the First Section of the Tokyo Stock Exchange.

We use regression analysis covering the previous 90 days which tracks and compares fluctuations in the TOPIX and the market value of our operating equity investments held for operating purposes. Our simulation indicates that, for each 10% change in the TOPIX, the market value of our operating equity investments held for operating purposes can be expected to change by ¥13,196 million as of March 31, 2010 and ¥11,124 million as of September 30, 2010. On March 31, 2010, the TOPIX closed at 978.81 points and on September 30, 2010, the TOPIX closed at 829.51 points. This simulation analyzes data for our entire portfolio of equity investments held for operating purposes. Therefore, it is very important to note that the actual results differ from our expectations because of price fluctuations of individual equities.

Credit Risk

The framework for the management of our credit risk and investment risk is outlined in the Credit Risk Management Policy which was initially approved by the Group Executive Management Committee (which is now our EMB).

Credit Risk is defined as the risk of losses arising from decrease or disappearance of asset values, on and off balance sheet, due to deterioration in creditworthiness or default of credit granted entity. Credit Risk includes Issuer Risk and Counterparty Risk.

Investment Risk is defined as the risk of losses arising from decrease or disappearance of position values of investment securities, private equity investment and fund investments.

Scope of Credit Risk Management. The scope of Credit Risk Management includes counterparty trading and various debt or equity instruments including loans, private equity investments, fund investments, investment securities and any other as deemed necessary from a credit risk management perspective.

Integrated Management. We evaluate credit risk not only by obligor, but also by obligor group where it is appropriate that their credit risk should be evaluated collectively.

Credit Risk Reporting. The global risk management unit is responsible for monitoring, evaluating and analyzing credit risk and for reporting the status of credit risk to CRO, Senior Managing Directors in charge of risk management and the GIRMC with appropriate frequency.

Credit Risk Measurement. Credit Risk is quantitatively-measured by a globally unified methodology. Credit Risk is properly measured to reflect the effect of collateral or a guarantee.

Credit Risk to Counterparties to Derivatives Transaction. We measure our credit risk to counterparties to derivatives transactions as the sum of actual current exposure evaluated daily at its fair value, plus potential exposure until maturity of such transactions. All derivative credit lines are controlled through the risk management units.

We enter into International Swaps and Derivatives Association, Inc. (“ISDA”) master agreements or equivalent agreements (called master netting agreements) with many of our derivative counterparties. Master netting agreements provide protection to reduce our risks of counterparty default and, in some cases, offset our consolidated balance sheets exposure with the same counterparty. This provides a more meaningful presentation of our balance sheet credit exposure.

In addition, to reduce default risk, we require collateral, principally cash or highly liquid bonds, including U.S. and Japanese government securities when necessary.

The credit exposures in our trading-related derivatives as of March 31, 2010 are summarized in the table below, showing as the fair value by counterparty credit rating and by tenor. The credit ratings are internally determined by our credit unit.

Counterparty Credit Ratings for Replacement Cost (Net of Collateral) of Trading Derivatives Assets

	Billions of yen
Credit Rating	Years to Maturity					Cross-Maturity Netting (1)	Total Fair Value	Collateral Obtained	Replacement Cost
	Less than 1 Year	1 to 3 Years	3 to 5 Years	5 to 7 Years	More than 7 Years
							(a)	(b)	(a)-(b)
AAA	¥9	¥9	¥16	¥16	¥76	¥(60)	¥66	¥1	¥65
AA	131	213	233	152	340	(762)	307	23	284
A	327	316	352	214	803	(1,634)	378	28	350
BBB	47	46	38	23	123	(90)	187	36	151
BB	12	10	13	3	7	(22)	23	15	8
Other(2)	194	27	75	20	77	(219)	174	77	97

Sub-total	720	621	727	428	1,426	(2,787)	1,135	180	955
Listed	524	296	67	10	4	—	901	—	901

Total	¥1,244	¥917	¥794	¥438	¥1,430	¥(2,787)	¥2,036	¥180	¥1,856

(1)	This item represents netting of payable balances with receivable balances for the same counterparty across maturity band categories. Receivable and payable balances with the same counterparty in the same maturity category, however, are net within the maturity category. Cash collateral netting against net derivatives in accordance with ASC 210-20 are included.
(2)	“Other” does not necessarily indicate that the counterparties’ credit is below investment grade.

Operational Risk

We define operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This definition includes legal risk, but excludes strategic risk. The loss of event types which fall under this definition are as follows: (1) Internal Fraud (2) External Fraud (3) Employment Practices and Workplace Safety (4) Clients, Products & Business Practices (5) Damage to Physical Assets (6) Business Disruption and System Failures (7) Transaction Processing.

Governance. Primary responsibility for the management of operational risk is within the business units and control functions. Operational risk is managed on a day-to-day basis by the business areas through the maintenance of appropriate control environments.

In addition, we have a Global Operational Risk function, which is part of Global Risk Management, and is independent of the business units. The Operational Risk function works with the business units and control functions to ensure a consistent and comprehensive framework for managing operational risk is implemented globally. The GIRMC promotes and oversees the implementation of the operational risk management framework.

Framework. The framework for the operational risk management is outlined in the Operational Risk Management Policy, which is approved by the GIRMC. The operational risk management framework establishes global standards related to risk measurement, monitoring and management and continually responds to changing regulatory and business environment landscape.

The Nomura group is in the process of improving its operational risk management framework globally to meet the expected standards for a sophisticated global financial institution. The framework is designed to provide confidence and transparency in our management of operational risk for our shareholders and investors.

The operational risk management framework consists of four elements: Identification, Assessment, Control and Monitoring of the risk. We identify the risk by capturing and analyzing internal and external loss data. We assess and control risk appropriately through the analysis of losses and through the implementation of self assessments. We monitor and report operational risk to senior management and regional and global oversight committees. We continually inform and train Nomura group employees in awareness of operational risk and the potential impact to the organization.

The overarching objectives of the operational risk management are to respond to and mitigate operational risk, improve our processes and systems, and so contribute to our corporate value.

Nomura group will continue to develop policies and procedures, effective tools and systems in order to implement this framework globally.

Interim Consolidated Financial Statements

Consolidated Financial Statements

Consolidated Balance Sheets (UNAUDITED)

	Millions of yen		Translation into millions of U.S. dollars
	September 30, 2010	March 31, 2010	September 30, 2010
ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥534,904	¥1,020,647	$6,404
Time deposits	244,961	196,909	2,933
Deposits with stock exchanges and other segregated cash	165,103	134,688	1,976

Cash and cash deposits, Total	944,968	1,352,244	11,313

Loans and receivables:
Loans receivable (including ¥573,483 million ($6,866 million) and ¥692,232 million measured at fair value by applying fair value option as of September 30, 2010 and March 31, 2010)	1,129,471	1,310,375	13,522
Receivables from customers	42,014	59,141	503
Receivables from other than customers	728,241	707,623	8,718
Allowance for doubtful accounts	(4,191)	(5,425)	(50)

Loans and receivables, Total	1,895,535	2,071,714	22,693

Collateralized agreements:
Securities purchased under agreements to resell	8,099,326	7,073,926	96,963
Securities borrowed	6,116,480	5,393,287	73,225

Collateralized agreements, Total	14,215,806	12,467,213	170,188

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥4,758,289 million ($56,965 million) as of September 30, 2010 and ¥3,921,863 million as of March 31, 2010; including ¥16,812 million ($201 million) and ¥18,546 million measured at fair value by applying fair value option as of September 30, 2010 and March 31, 2010)	15,132,055	14,374,028	181,157
Private equity investments (including ¥62,520 million ($748 million) and ¥61,918 million measured at fair value by applying fair value option as of September 30, 2010 and March 31, 2010)	310,428	326,254	3,716

Trading assets and private equity investments, Total	15,442,483	14,700,282	184,873

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥294,315 million ($3,523 million) as of September 30, 2010 and ¥273,616 million as of March 31, 2010)	387,432	357,194	4,638
Non-trading debt securities	476,664	308,814	5,707
Investments in equity securities	105,063	122,948	1,258
Investments in and advances to affiliated companies	247,962	251,273	2,969
Other	580,380	598,746	6,948

Other assets, Total	1,797,501	1,638,975	21,520

Total assets	¥34,296,293	¥32,230,428	$410,587

	Millions of yen		Translation into millions of U.S. dollars
	September 30, 2010	March 31, 2010	September 30, 2010
LIABILITIES AND EQUITY
Short-term borrowings (including ¥137,003 million ($1,640 million) and ¥103,975 million measured at fair value by applying fair value option as of September 30, 2010 and March 31, 2010)	¥1,173,310	¥1,301,664	$14,047
Payables and deposits:
Payables to customers	481,181	705,302	5,760
Payables to other than customers	410,276	374,522	4,912
Deposits received at banks	688,796	448,595	8,246

Payables and deposits, Total	1,580,253	1,528,419	18,918

Collateralized financing:
Securities sold under agreements to repurchase	9,539,055	8,078,020	114,199
Securities loaned	1,700,116	1,815,981	20,353
Other secured borrowings	1,258,165	1,322,480	15,063

Collateralized financing, Total	12,497,336	11,216,481	149,615

Trading liabilities	8,574,921	8,356,806	102,657
Other liabilities	424,867	494,983	5,086
Long-term borrowings (including ¥2,225,459 million ($26,643 million) and ¥1,839,251 million measured at fair value by applying fair value option as of September 30, 2010 and March 31, 2010)	7,984,932	7,199,061	95,594

Total liabilities	32,235,619	30,097,414	385,917

Commitments and contingencies
Equity:
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value shares;
Authorized—6,000,000,000 shares as of September 30, 2010 and March 31, 2010
Issued—3,719,133,241 shares as of September 30, 2010 and March 31, 2010
Outstanding—3,599,477,605 shares as of September 30, 2010 and 3,669,044,614 shares as of March 31, 2010	594,493	594,493	7,117
Additional paid-in capital	638,263	635,828	7,641
Retained earnings	1,058,450	1,074,213	12,671
Accumulated other comprehensive income (loss)	(140,771)	(109,132)	(1,685)

Total NHI shareholders’ equity before treasury stock	2,150,435	2,195,402	25,744
Common stock held in treasury, at cost—119,655,636 shares and 50,088,627 shares as of September 30, 2010 and March 31, 2010	(98,848)	(68,473)	(1,183)

Total NHI shareholders’ equity	2,051,587	2,126,929	24,561

Noncontrolling interests	9,087	6,085	109

Total equity	2,060,674	2,133,014	24,670

Total liabilities and equity	¥34,296,293	¥32,230,428	$410,587

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations (UNAUDITED)

	Millions of yen		Translation into millions of U.S. dollars
	Six months ended September 30
	2009	2010	2010
Revenue:
Commissions	¥197,462	¥201,598	$2,414
Fees from investment banking	45,309	45,258	542
Asset management and portfolio service fees	64,347	68,566	821
Net gain on trading	269,619	162,962	1,951
Gain (loss) on private equity investments	(106)	(1,909)	(23)
Interest and dividends	111,988	145,717	1,744
Gain (loss) on investments in equity securities	7,493	(16,028)	(192)
Other	22,953	28,270	338

Total revenue	719,065	634,434	7,595
Interest expense	120,681	98,987	1,185

Net revenue	598,384	535,447	6,410

Non-interest expenses:
Compensation and benefits	284,714	248,781	2,978
Commissions and floor brokerage	41,749	45,038	539
Information processing and communications	84,084	90,915	1,088
Occupancy and related depreciation	44,590	45,597	546
Business development expenses	12,636	13,939	167
Other	71,898	63,109	756

Non-interest expenses, Total	539,671	507,379	6,074

Income before income taxes	58,713	28,068	336
Income tax expense	19,629	23,100	277

Net income	39,084	4,968	59

Less: Net income (loss) attributable to noncontrolling interests	(51)	1,595	19

Net income attributable to NHI shareholders	¥39,135	¥3,373	$40

	Yen		Translation into U.S. dollars
	Six months ended September 30
	2009	2010	2010
Per share of common stock:
Basic—
Net income attributable to NHI shareholders per share	¥14.70	¥0.92	$0.01
Diluted—
Net income attributable to NHI shareholders per share	¥13.38	¥0.92	$0.01

The accompanying notes are an integral part of these consolidated financial statements.

	Millions of yen		Translation into millions of U.S. dollars
	Three months ended September 30
	2009	2010	2010
Revenue:
Commissions	¥95,438	¥83,520	$1,000
Fees from investment banking	15,580	24,892	298
Asset management and portfolio service fees	34,016	33,712	404
Net gain on trading	148,487	102,993	1,233
Gain (loss) on private equity investments	2,033	(963)	(12)
Interest and dividends	53,561	69,960	838
Gain (loss) on investments in equity securities	(2,308)	(5,685)	(68)
Other	8,663	11,989	143

Total revenue	355,470	320,418	3,836
Interest expense	55,445	44,795	536

Net revenue	300,025	275,623	3,300

Non-interest expenses:
Compensation and benefits	146,633	126,694	1,517
Commissions and floor brokerage	21,706	21,357	256
Information processing and communications	43,924	46,662	559
Occupancy and related depreciation	22,598	23,086	276
Business development expenses	6,380	6,780	81
Other	31,492	29,446	352

Non-interest expenses, Total	272,733	254,025	3,041

Income before income taxes	27,292	21,598	259
Income tax expense (benefit)	(1,049)	19,660	236

Net income	28,341	1,938	23

Less: Net income attributable to noncontrolling interests	626	887	10

Net income attributable to NHI shareholders	¥27,715	¥1,051	$13

	Yen		Translation into U.S. dollars
	Three months ended September 30
	2009	2010	2010
Per share of common stock:
Basic—
Net income attributable to NHI shareholders per share	¥10.22	¥0.29	$0.00
Diluted—
Net income attributable to NHI shareholders per share	¥8.87	¥0.29	$0.00

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (UNAUDITED)

	Millions of yen		Translation into millions of U.S. dollars
	Six months ended September 30
	2009	2010	2010
Common Stock
Balance at beginning of year	¥321,765	¥594,493	$7,117
Conversion of convertible bonds	37,500	—	—

Balance at end of period	359,265	594,493	7,117

Additional paid-in capital
Balance at beginning of year	374,413	635,828	7,612
Cumulative effect of change in accounting principle(1)	(26,923)	—	—
Conversion of convertible bonds	37,500	—	—
Gain on sales of treasury stock	4,490	2,135	25
Issuance and exercise of common stock options	(5,045)	300	4
Beneficial conversion feature relating to convertible bond	413	—	—
Other net change in additional paid-in capital	(576)	—	—

Balance at end of period	384,272	638,263	7,641

Retained earnings
Balance at beginning of year	1,038,557	1,074,213	12,860
Cumulative effect of change in accounting principle(1)(2)	(6,339)	(4,734)	(57)
Net income attributable to NHI shareholders	39,135	3,373	40
Cash dividends(3)	(11,126)	(14,402)	(172)

Balance at end of period	1,060,227	1,058,450	12,671

Accumulated other comprehensive income (loss):
Cumulative translation adjustments
Balance at beginning of year	(73,469)	(74,330)	(890)
Net change during period	982	(33,447)	(400)

Balance at end of period	(72,487)	(107,777)	(1,290)

Defined benefit pension plans
Balance at beginning of year	(44,968)	(34,802)	(417)
Pension liability adjustment	(65)	1,808	22

Balance at end of period	(45,033)	(32,994)	(395)

Balance at end of period	(117,520)	(140,771)	(1,685)

Common stock held in treasury
Balance at beginning of year	(76,902)	(68,473)	(820)
Repurchases of common stock	(10)	(37,367)	(447)
Sales of common stock	9	2	0
Common stock issued to employees	6,532	6,990	84
Other net change in treasury stock	66	—	—

Balance at end of period	(70,305)	(98,848)	(1,183)

Total NHI shareholders’ equity

Balance at end of period	1,615,939	2,051,587	24,561

Noncontrolling interests
Balance at beginning of year	12,150	6,085	73
Cash dividends	(35)	(68)	(1)
Net income (loss) attributable to noncontrolling interests	(51)	1,595	19
Accumulated other comprehensive income (loss) attributable to noncontrolling interests
Cumulative translation adjustments	(301)	(1,060)	(12)
Purchase / Sale (Disposition) of subsidiary shares, etc., net	441	0	0
Other net change in noncontrolling interests	(1,103)	2,535	30

Balance at end of period	11,101	9,087	109

Total equity
Balance at end of period	¥1,627,040	¥2,060,674	$24,670

(1) Cumulative effect of change in accounting principle for the six months ended September 30, 2009 was previously reported as Adjustments to initially apply “Contracts in entity’s own equity”.

(2)    Cumulative effect of change in accounting principle for the six months ended September 30, 2010 are adjustments to initially apply Accounting Standards Update (“ASU”) No. 2009-17, “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”).

(3) Dividends per share	Six months ended September 30, 2009	¥4.00	Three months ended September 30, 2009	¥4.00
	Six months ended September 30, 2010	¥4.00	Three months ended September 30, 2010	¥4.00

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen		Translation into millions of U.S. dollars
	Six months ended September 30
	2009	2010	2010
Net income	¥39,084	¥4,968	$59
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	681	(34,507)	(412)
Defined benefit pension plans:
Pension liability adjustment	(100)	3,069	37
Deferred income taxes	35	(1,261)	(15)

Total	(65)	1,808	22

Total other comprehensive income (loss)	616	(32,699)	(390)

Comprehensive income (loss)	39,700	(27,731)	(331)
Less: Comprehensive income (loss) attributable to noncontrolling interest in subsidiary	(352)	535	7
Comprehensive income (loss) attributable to NHI shareholders	¥40,052	¥(28,266)	$(338)

The accompanying notes are an integral part of these consolidated financial statements.

	Millions of yen		Translation into millions of U.S. dollars
	Three months ended September 30
	2009	2010	2010
Net income	¥28,341	¥1,938	$23
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(17,856)	(5,780)	(69)
Defined benefit pension plans:
Pension liability adjustment	1,082	472	5
Deferred income taxes	(421)	(194)	(2)

Total	661	278	3

Total other comprehensive income (loss)	(17,195)	(5,502)	(66)

Comprehensive income (loss)	11,146	(3,564)	(43)
Less: Comprehensive income attributable to noncontrolling interest in subsidiary	196	354	4
Comprehensive income (loss) attributable to NHI shareholders	¥10,950	¥(3,918)	$(47)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows (UNAUDITED)

	Millions of yen		Translation into millions of U.S. dollars
	Six months ended September 30
	2009	2010	2010
Cash flows from operating activities:
Net income	¥39,084	¥4,968	$59
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	34,931	37,055	444
(Gain) loss on investments in equity securities	(7,387)	16,028	192
Deferred income taxes	14,066	18,508	222
Changes in operating assets and liabilities:
Time deposits	385,281	(66,987)	(802)
Deposits with stock exchanges and other segregated cash	100,489	(42,684)	(511)
Trading assets and private equity investments	(1,902,840)	(1,706,764)	(20,433)
Trading liabilities	3,187,797	1,096,676	13,129
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(226,621)	475,091	5,688
Securities borrowed, net of securities loaned	(521,033)	(977,595)	(11,704)
Other secured borrowings	(1,672,970)	(64,316)	(770)
Loans and receivables, net of allowance for doubtful accounts	(44,826)	(33,753)	(404)
Payables	(194,619)	(98,378)	(1,178)
Bonus accrual	1,080	(84,531)	(1,012)
Accrued income taxes, net	52,056	(12,470)	(149)
Other, net	147,223	343,622	4,114

Net cash used in operating activities	(608,289)	(1,095,530)	(13,115)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(35,763)	(93,648)	(1,121)
Proceeds from sales of office buildings, land, equipment and facilities	7	59,634	714
Proceeds from sales of investments in equity securities	499	1,955	24
Increase in loans receivable at banks, net	(64,578)	(15,950)	(191)
Increase in non-trading debt securities, net	(22,834)	(163,037)	(1,952)
Other, net	8,288	5,964	71

Net cash used in investing activities	(114,381)	(205,082)	(2,455)

Cash flows from financing activities:
Increase in long-term borrowings	1,184,232	1,302,017	15,587
Decrease in long-term borrowings	(696,784)	(584,219)	(6,994)
Increase (decrease) in short-term borrowings, net	66,080	(84,922)	(1,017)
Increase in deposits received at banks, net	57,098	257,753	3,086
Proceeds from sales of common stock held in treasury	8	6	0
Payments for repurchases of common stock held in treasury	(10)	(37,367)	(447)
Payments for cash dividends	—	(14,680)	(176)

Net cash provided by financing activities	610,624	838,588	10,039

Effect of exchange rate changes on cash and cash equivalents	6,914	(23,719)	(284)

Net decrease in cash and cash equivalents	(105,132)	(485,743)	(5,815)
Cash and cash equivalents at beginning of period	613,566	1,020,647	12,219

Cash and cash equivalents at end of period	¥508,434	¥534,904	$6,404

Supplemental information:
Cash paid during the period for—
Interest	¥133,675	¥95,511	$1,143
Income tax payments, net	¥(60,191)	¥17,063	$204

Non cash activities—

Conversion of convertible bonds—During the six months ended September 30, 2009, convertible bonds were exercised at the amount of ¥75,000 million. Accordingly, Common stock increased by ¥37,500 million and Additional paid-in capital increased by ¥37,500 million.

Other—During the six months ended September 30, 2010, as a result of adoption for ASU 2009-17, assets excluding cash and cash equivalent increased by ¥283,697 million ($3,396 million) and liabilities increased by ¥298,331 million ($3,572 million).

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements (UNAUDITED)

1. Summary of accounting policies:

Description of business—

Nomura Holdings, Inc. (the “Company”) and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government customers on a global basis. The Company and other entities in which it has a controlling financial interest are collectively referred to as “Nomura.”

Nomura structures its business segments based upon the nature of specific products and services, its main customer base and its management structure. In April 2010, Nomura established the Wholesale Division, encompassing the operations previously conducted by the Global Markets, the Investment Banking and the Merchant Banking divisions. This realignment consisted of merging the Global Markets, the Investment Banking and the Merchant Banking segments and realigning our businesses into three segments: Retail, Asset Management and Wholesale. In its Retail business, Nomura provides investment consultation services mainly to individual customers in Japan. In its Asset Management business, Nomura develops and manages investment trusts, and provides investment advisory services. In its Wholesale business, Nomura is engaged in the sales and trading of debt and equity securities and currencies on a global basis to institutions domestically and abroad as well as providing investment banking services such as the underwriting of bonds and equities as well as mergers and acquisition and financial advice.

For details of other accounting policies applied by Nomura within these consolidated financial statements, please refer to the accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura’s Form 20-F for the year ended March 31, 2010 filed on June 29, 2010.

Changes in accounting policies—

No new accounting pronouncements relevant to Nomura have been adopted during the three months ended September 30, 2010:

The following other new accounting pronouncements relevant to Nomura were adopted during the three months ended June 30, 2010:

Transfers of financial assets and consolidation of variable interest entities

In December 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-16 “Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets” (“ASU 2009-16”) which incorporated new guidance for the accounting for transfers of financial assets into Accounting Standards Codification (“ASC”) 860. ASU 2009-16 changes the requirements for derecognizing financial assets, eliminates the concept of a qualified special purpose entity (“QSPE”), and requires additional disclosures about transfers of financial assets and a transferor’s continuing involvement with transfers accounted for as sales. The requirements for derecognizing financial assets include new restrictions regarding when a portion of a financial asset may be accounted for as a sale, as well as a clarification of the criteria required for legal isolation of the transferred assets. Entities previously considered as QSPEs are now evaluated for consolidation under the revised guidance provided by ASC 810 “Consolidation” (“ASC 810”), as amended by ASU 2009-17, as described below, provided Nomura had variable interests in those entities at the adoption date.

Nomura prospectively adopted the amendments to ASC 860 “Transfers and Servicing” (“ASC 860”) from ASU 2009-16 as of April 1, 2010. The adoption did not have a material impact on these financial statements.

In December 2009, the FASB issued ASU No. 2009-17 “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”) which incorporated new guidance for the consolidation of variable interest entities (“VIEs”) into ASC 810.

ASU 2009-17 amended the rules defining VIEs and requires a company to perform a qualitative analysis to determine if a VIE should be consolidated. If a company has variable interests that provide it with power over the most significant activities of the VIE and the right to receive benefits or the obligation to absorb losses meeting a significance test, the company consolidates the entity, provided that the company is not acting as a fiduciary for other interest holders. Under the new qualitative approach, a quantitative analysis of exposure to expected benefit and loss is no longer determinative in isolation. ASU 2009-17 also requires the consolidation or deconsolidation of VIEs to be evaluated on an ongoing basis, which differs from previous guidance that required evaluation when Nomura first became involved with a VIE and only upon occurrence of certain triggering events.

ASU 2009-17 contains special transition provisions governing whether the assets, liabilities, and noncontrolling interests resulting from consolidation of entities at the date of adoption should occur at their carrying amounts (as if such entities had been consolidated under the revised guidance prior to the adoption date), fair value, or at unpaid principal balances. At adoption, differences between the net amount added to the balance sheet upon consolidation and the amount previously recognized on an unconsolidated basis are recognized as a cumulative adjustment to the beginning balance of retained earnings.

In February 2010, the FASB issued ASU No. 2010-10 “Consolidation (Topic 810): Amendments for Certain Investment Funds” (“ASU 2010-10”) which indefinitely deferred the amendments to ASC 810 introduced by ASU 2009-17 for certain entities that qualify as investment companies under ASC 946 “Financial Services—Investment Companies” (“ASC 946”) or for which it is industry practice to apply guidance consistent with the measurement principles in ASC 946, so long as such Nomura has no explicit or implicit obligation to fund losses of the entity that could potentially be significant to the entity (except for certain qualifying money market funds). The ASU does not defer the revised disclosures requirements of ASU 2009-17 for entities determined to be VIEs under guidance existing prior to ASU 2009-17.

Nomura adopted the revised guidance in ASC 810 introduced by ASU 2009-17 and ASU 2010-10 on April 1, 2010 and has analyzed the impact on all QSPEs, SPEs, funds and similar entities with which it is involved. Entities qualifying for the deferral under ASU 2010-10 continue to be assessed for consolidation under the guidance included in ASC 810 prior to amendment thereof by ASU 2009-17.

Based on the results of this analysis, Nomura consolidated certain securitization vehicles, which increased total assets by ¥292 billion, total liabilities by ¥297 billion, and decreased total shareholders’ equity by ¥5 billion upon adoption as of April 1, 2010. The increase in total assets also did not have a significant effect on Nomura’s calculation of risk-weighted assets and therefore did not have a significant effect on Nomura’s capital ratios.

Future accounting developments—

The following new accounting pronouncements relevant to Nomura will be adopted in future periods:

Enhanced disclosures about the credit quality of financing receivables and the allowance for loan losses

In July 2010, the FASB issued ASU No. 2010-20 “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (“ASU 2010-20”) which requires greater transparency of a reporting entity’s exposure to credit losses from lending arrangements. ASU 2010-20 significantly expands disclosures by requiring more robust and disaggregated disclosures for the following:

•	Nonaccrual and past due financing receivables;

•	The allowance for credit losses related to financing receivables;

•	Impaired loans (individually evaluated for impairment);

•	Credit quality information; and

•	Modifications (i.e. troubled debt restructurings).

For public entities such as Nomura, the new and amended disclosures that relate to information as of the end of a reporting period (i.e. balance sheet disclosures) will be effective for the first interim or annual reporting periods ending on or after December 15, 2010. Nomura will therefore include these disclosures within its interim consolidated financial statements as of December 31, 2010. New disclosures regarding activity that occurs during a reporting period (i.e. statement of operations disclosures) will be effective for the first interim or annual periods beginning on or after December 15, 2010. Nomura will therefore make these disclosures for the final quarter within its annual report for the year ending March 31, 2011.

Because the ASU only introduces new disclosures and does not affect the accounting applied to financing receivables, adoption of the new disclosure requirements is not expected to have a material impact on Nomura’s consolidated financial statements.

Revenue recognition of multiple-deliverable revenue arrangements

In October 2009, the FASB issued ASU No. 2009-13 “Multiple-Deliverable Revenue Arrangements-a consensus of the FASB Emerging Issues Task Force” (“ASU 2009-13”), which amends the accounting for multiple-deliverable arrangements to enable vendors to account for products or services separately rather than as a combined unit.

ASU 2009-13 is effective prospectively from fiscal years beginning on or after June 15, 2010 with early adoption permitted. Nomura will therefore adopt the new guidance from April 1, 2011 and does not currently expect the guidance to have a material impact on Nomura’s consolidated financial statements.

Expanded disclosures regarding fair value measurements

In January 2010, the FASB issued ASU No. 2010-06 “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”) which expands the disclosures requirements of ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”), including a requirement that information about purchases, sales, issuances and settlements of Level 3 instruments be provided on a gross basis.

The majority of the disclosure requirements of ASU 2010-06 were effective for interim or annual periods beginning after December 15, 2009, which for Nomura was the fourth quarter beginning on January 1, 2010 and therefore these disclosures are already now included in Nomura’s consolidated financial statements. Gross information on purchases, sales, issuances and settlements is required in fiscal years beginning after December 15, 2010 and interim periods within those fiscal years. Nomura will therefore include these disclosures within its Form 20-F for the year ending March 31, 2012 and interim periods within that fiscal year.

Because the ASU only introduces new disclosures and does not affect how Nomura measures fair value, adoption of the new disclosure requirements is not expected to have a material impact on Nomura’s consolidated financial statements.

2. U.S. dollar amounts:

The U.S. dollar amounts are included solely for the convenience of the reader and have been translated at the rate of ¥83.53 = U.S.$1, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2010. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

3. Fair value of financial instruments:

The fair value of financial instruments

A significant amount of Nomura’s financial instruments are carried at fair value or at amounts that approximate fair value. Financial assets carried at fair value on a recurring basis are included in the consolidated balance sheets within Trading assets and private equity investments, Loans and receivables and Other assets. Financial liabilities carried at fair value on a recurring basis are included within Trading liabilities, Short-term borrowings, Payables and deposits, Long-term borrowings and Other liabilities.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value but where fair value is used in specific circumstances, such as to measure impairment.

In all cases, fair value is determined in accordance with ASC 820 which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of the principal market, the most advantageous market for the relevant financial assets or financial liabilities.

Financial assets also include investments in certain funds for which Nomura applies ASC 820 where as a practical expedient, fair value is determined on the basis of net asset value per share (“NAV per share”) if the NAV per share is calculated in accordance with certain industry standard principles.

Increases and decreases in the fair value of assets and liabilities will significantly impact Nomura’s position, performance, liquidity and capital resources. As explained later, valuation techniques applied contain inherent uncertainties and Nomura is unable to predict the accurate impact of future developments in the market. Where appropriate, Nomura uses economic hedging strategies to mitigate its risk, although these hedges are also subject to unpredictable movements in the market.

Valuation methodology for financial instruments carried at fair value on a recurring basis

The fair value of financial instruments is based on quoted market prices, including market indices, broker or dealer quotations or an estimation by management of the expected exit price under current market conditions. Various financial instruments, including cash and over-the-counter (“OTC”) contracts, have bid and offer prices that are observable in the market. These are measured at the point within the bid-offer range which best represents Nomura’s estimate of fair value. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value.

Where quoted prices are available in active markets, no valuation adjustments are taken to modify the fair value of assets or liabilities marked using such prices. Other instruments may be measured using valuation techniques, such as valuation pricing models, incorporating observable parameters, unobservable parameters or a combination of both. Valuation pricing models use parameters which would be considered by market participants in valuing similar financial instruments.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Valuation uncertainty results from a variety of factors, including the valuation technique or model selected, the quantitative assumptions used within the valuation model, the inputs into the model, as well as other factors. Valuation adjustments are used to reflect the assessment of this uncertainty. Common valuation adjustments include model reserves, credit adjustments, close out adjustments, and other appropriate instrument-specific adjustments, such as those instruments under trade restrictions.

The level of adjustments is largely judgmental and is based on an assessment of the factors that management believe other market participants would use in determining the fair value of similar financial instruments. The type of adjustments taken, the methodology for the calculation of these adjustments, and the inputs for these calculations are reassessed periodically to reflect current market practice and the availability of new information.

For example, the fair value of certain financial instruments includes adjustments for credit risk; both with regards to counterparty credit risk on positions held and Nomura’s own creditworthiness on positions issued. Credit risk on financial assets is significantly mitigated by credit enhancements such as collateral and netting arrangements. Any net credit exposure is measured using available and applicable inputs for the relevant counterparty. The same approach is used to measure the credit exposure on Nomura’s liabilities as is used to measure counterparty credit risk on Nomura’s assets.

Such valuation pricing models are calibrated to the market on a regular basis and inputs used are adjusted for current market conditions and risks. The global risk management unit reviews pricing models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about the model’s suitability for valuation and sensitivity of a particular product. Valuation models are calibrated to the market on a periodic basis by comparison to observable market pricing, comparison with alternative models, and analysis of risk profiles.

As explained above, any changes in fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. As financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data available upon which include base assumptions underlying valuation pricing models.

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrates on bonds issued by the Japanese Government, U.S. Government, Governments within the EU, their states and municipalities, and their agencies. These concentrations generally arise from taking trading securities positions and are reported in Trading assets in the consolidated balance sheets. Government, state, municipal, and government agency securities, including Securities pledged as collateral, represented 21% of total assets as of September 30, 2010 and 21% as of March 31, 2010. The following table presents geographic allocations of Nomura’s trading assets related to government, state, municipal, and government agency securities. Please see Note 4, “Derivative instruments and hedging activities” about the concentration of credit risk for derivatives.

	Billions of yen
	September 30, 2010
	Japan	U.S.	EU	Other	Total(1)
Governments, states, municipalities and their agencies	¥3,125	¥1,237	¥2,406	¥321	¥7,089

	Billions of yen
	March 31, 2010
	Japan	U.S.	EU	Other	Total(1)
Governments, states, municipalities and their agencies	¥2,756	¥1,635	¥2,270	¥232	¥6,893

	Translation into billions of U.S. dollars
	September 30, 2010
	Japan	U.S.	EU	Other	Total(1)
Governments, states, municipalities and their agencies	$37.42	$14.81	$28.81	$3.84	$84.88

(1)	Other than above, there were ¥324 billion ($ 3.87 billion) of government, state, municipal and agency securities in Other assets—Non-trading debt securities as of September 30, 2010 and ¥187 billion as of March 31, 2010. The vast majority of these securities are Japanese governments, states, municipalities and agency securities.

Fair value hierarchy

All financial instruments measured at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (“the fair value hierarchy”) based on the transparency of inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1:

Unadjusted quoted prices in active markets for identical assets or liabilities accessible by Nomura at the measurement date.

Level 2:

Quoted prices in inactive markets or containing other inputs which are observable, either directly or indirectly. Valuation techniques using observable inputs reflect assumptions used by market participants in pricing financial instruments and are based on data obtained from independent market sources at the measurement date.

Level 3:

Unobservable inputs that are significant to the fair value measurement of the financial instrument. Valuation techniques using unobservable inputs reflect management’s assumptions about the estimates used by other market participants in valuing similar financial instruments. These valuation techniques are developed based on the best available information at the measurement date.

The availability of inputs observable in the market varies by product and can be affected by a variety of factors. Significant factors include, but are not restricted to the prevalence of similar products in the market, especially for customized products, how established the product is in the market, for example, whether it is a new product or is relatively mature, and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current data. A period of significant change in the market may reduce the availability of observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.

Significant judgments used in determining the classification of financial instruments include the nature of the market in which the product would be traded, the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions for similar instruments.

Where valuation models include the use of parameters which are less observable or unobservable in the market, significant management judgment is used in establishing fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those valuations for Level 1 or Level 2 financial instruments.

Certain criteria management use to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of price quotes among market participants, and the amount of publicly available information.

The following tables present information about Nomura’s financial assets and financial liabilities measured at fair value on a recurring basis as of September 30, 2010 and March 31, 2010, respectively within the fair value hierarchy.

	Billions of yen
	September 30, 2010
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of September 30, 2010
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥775	¥1,241	¥135	¥—	¥2,151
Private equity(3)	—	0	310	—	310
Japanese government securities	2,960	—	—	—	2,960
Japanese agency and municipal securities	150	12	3	—	165
Foreign government, agency and municipal securities	3,131	803	30	—	3,964
Bank and corporate debt securities and loans for trading purposes	103	1,620	118	—	1,841
Commercial mortgage-backed securities (“CMBS”)	—	147	10	—	157
Residential mortgage-backed securities (“RMBS”)	11	1,800	6	—	1,817
Mortgage and other mortgage-backed securities	—	1	161	—	162
Collateralized debt obligations (“CDO”)	—	80	26	—	106
Investment trust funds and other	56	65	10	—	131

Total cash instruments	7,186	5,769	809	—	13,764

Derivatives(4):
Equity contracts	672	637	77	—	1,386
Interest rate contracts	15	18,279	164	—	18,458
Credit contracts	0	1,630	362	—	1,992
Foreign exchange contracts	0	1,312	20	—	1,332
Commodity contracts	12	33	1	—	46
Netting	—	—	—	(21,536)	(21,536)

Total derivatives	699	21,891	624	(21,536)	1,678

Sub Total	¥7,885	¥27,660	¥1,433	¥(21,536)	¥15,442

Loans and receivables(5)	—	570	3	—	573
Other assets	517	55	38	—	610

Total	¥8,402	¥28,285	¥1,474	¥(21,536)	¥16,625

Liabilities:
Trading liabilities
Equities	¥1,390	¥130	¥0	¥—	¥1,520
Japanese government securities	1,628	—	—	—	1,628
Foreign government, agency and municipal securities	2,797	516	—	—	3,313
Bank and corporate debt securities	1	356	—	—	357
Commercial mortgage-backed securities (“CMBS”)	—	0	—	—	0
Residential mortgage-backed securities (“RMBS”)	—	9	—	—	9
Collateralized debt obligations (“CDO”)	—	0	—	—	0
Investment trust funds and other	7	0	—	—	7

Total cash instruments	5,823	1,011	0	—	6,834

Derivatives(4):
Equity contracts	748	734	40	—	1,522
Interest rate contracts	18	18,354	143	—	18,515
Credit contracts	0	1,545	406	—	1,951
Foreign exchange contracts	0	1,223	20	—	1,243
Commodity contracts	11	32	1	—	44
Netting	—	—	—	(21,534)	(21,534)

Total derivatives	777	21,888	610	(21,534)	1,741

Sub Total	¥6,600	¥22,899	¥610	¥(21,534)	¥8,575

Short-term borrowings(6)(7)	—	133	5	—	138
Payables and deposits(8)	—	0	(0)	—	(0)
Long-term borrowings(6)(7)(9)	130	1,637	89	—	1,856
Other liabilities	18	—	—	—	18

Total	¥6,748	¥24,669	¥704	¥(21,534)	¥10,587

	Billions of yen
	March 31, 2010
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2010
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥830	¥1,068	¥164	¥—	¥2,062
Private equity(3)	1	0	325	—	326
Japanese government securities	2,650	—	—	—	2,650
Japanese agency and municipal securities	104	2	0	—	106
Foreign government, agency and municipal securities	3,075	1,040	22	—	4,137
Bank and corporate debt securities and loans for trading purposes	165	1,599	131	—	1,895
Commercial mortgage-backed securities (“CMBS”)	—	110	27	—	137
Residential mortgage-backed securities (“RMBS”)	0	1,015	4	—	1,019
Mortgage and other mortgage-backed securities	—	47	117	—	164
Collateralized debt obligations (“CDO”)	1	32	43	—	76
Investment trust funds and other	29	53	10	—	92

Total cash instruments	6,855	4,966	843	—	12,664

Derivatives(4):
Equity contracts	851	650	61	—	1,562
Interest rate contracts	3	11,849	172	—	12,024
Credit contracts	0	1,751	302	—	2,053
Foreign exchange contracts	—	701	14	—	715
Commodity contracts	6	24	2	—	32
Netting	—	—	—	(14,350)	(14,350)

Total derivatives	860	14,975	551	(14,350)	2,036

Sub Total	¥7,715	¥19,941	¥1,394	¥(14,350)	¥14,700

Loans and receivables(5)	8	674	10	—	692
Other assets	383	26	38	—	447

Total	¥8,106	¥20,641	¥1,442	¥(14,350)	¥15,839

Liabilities:
Trading liabilities
Equities	¥1,366	¥196	¥0	¥—	¥1,562
Japanese government securities	1,616	—	—	—	1,616
Foreign government, agency and municipal securities	2,334	426	—	—	2,760
Bank and corporate debt securities	—	257	0	—	257
Residential mortgage-backed securities (“RMBS”)	—	2	—	—	2

Total cash instruments	5,316	881	0	—	6,197

Derivatives(4):
Equity contracts	941	790	29	—	1,760
Interest rate contracts	3	11,742	163	—	11,908
Credit contracts	0	1,660	360	—	2,020
Foreign exchange contracts	—	765	16	—	781
Commodity contracts	5	25	2	—	32
Netting	—	—	—	(14,341)	(14,341)

Total derivatives	949	14,982	570	(14,341)	2,160

Sub Total	¥6,265	¥15,863	¥570	¥(14,341)	¥8,357

Short-term borrowings(6)(7)	—	101	9	—	110
Payables and deposits(8)	—	0	0	—	0
Long-term borrowings(6)(7)(9)	91	1,521	(127)	—	1,485
Other liabilities	3	3	—	—	6

Total	¥6,359	¥17,488	¥452	¥(14,341)	¥9,958

	Translation into billions of U.S. dollars
	September 30, 2010
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of September 30, 2010
Assets:
Trading assets and private equity investments(2)
Equities(3)	$9.28	$14.86	$1.61	$—	$25.75
Private equity(3)	—	0.00	3.72	—	3.72
Japanese government securities	35.44	—	—	—	35.44
Japanese agency and municipal securities	1.80	0.14	0.04	—	1.98
Foreign government, agency and municipal securities	37.48	9.61	0.37	—	47.46
Bank and corporate debt securities and loans for trading purposes	1.23	19.40	1.41	—	22.04
Commercial mortgage-backed securities (“CMBS”)	—	1.76	0.12	—	1.88
Residential mortgage-backed securities (“RMBS”)	0.13	21.53	0.07	—	21.73
Mortgage and other mortgage-backed securities	—	0.01	1.93	—	1.94
Collateralized debt obligations (“CDO”)	—	0.96	0.31	—	1.27
Investment trust funds and other	0.67	0.78	0.12	—	1.57

Total cash instruments	86.03	69.05	9.70	—	164.78

Derivatives(4):
Equity contracts	8.05	7.63	0.91	—	16.59
Interest rate contracts	0.18	218.83	1.96	—	220.97
Credit contracts	0.00	19.51	4.34	—	23.85
Foreign exchange contracts	0.00	15.71	0.24	—	15.95
Commodity contracts	0.14	0.40	0.01	—	0.55
Netting	—	—	—	(257.82)	(257.82)

Total derivatives	8.37	262.08	7.46	(257.82)	20.09

Sub Total	$94.40	$331.13	$17.16	$(257.82)	$184.87

Loans and receivables(5)	—	6.82	0.04	—	6.86
Other assets	6.19	0.66	0.45	—	7.30

Total	$100.59	$338.61	$17.65	$(257.82)	$199.03

Liabilities:
Trading liabilities
Equities	$16.63	$1.56	$0.00	$—	$18.19
Japanese government securities	19.49	—	—	—	19.49
Foreign government, agency and municipal securities	33.48	6.18	—	—	39.66
Bank and corporate debt securities	0.01	4.27	—	—	4.28
Commercial mortgage-backed securities (“CMBS”)	—	0.00	—	—	0.00
Residential mortgage-backed securities (“RMBS”)	—	0.11	—	—	0.11
Collateralized debt obligations (“CDO”)	—	0.00	—	—	0.00
Investment trust funds and other	0.08	0.00	—	—	0.08

Total cash instruments	69.69	12.12	0.00	—	81.81

Derivatives(4):
Equity contracts	8.95	8.79	0.48	—	18.22
Interest rate contracts	0.22	219.73	1.71	—	221.66
Credit contracts	0.00	18.50	4.86	—	23.36
Foreign exchange contracts	0.00	14.64	0.24	—	14.88
Commodity contracts	0.13	0.39	0.01	—	0.53
Netting	—	—	—	(257.80)	(257.80)

Total derivatives	9.30	262.05	7.30	(257.80)	20.85

Sub Total	$78.99	$274.17	$7.30	$(257.80)	$102.66

Short-term borrowings(6)(7)	—	1.59	0.06	—	1.65
Payables and deposits(8)	—	0.00	(0.00)	—	(0.00)
Long-term borrowings(6)(7)(9)	1.56	19.59	1.07	—	22.22
Other liabilities	0.22	—	—	—	0.22

Total	$80.77	$295.35	$8.43	$(257.80)	$126.75

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.
(2)	Includes investments in certain funds measured at fair value on the basis of NAV per share as a practical expedient.
(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to apply the fair value option.
(4)	Each derivative classification includes derivatives referring to multiple risk components. For example, interest rates contracts include complex derivatives referring to interest rate risk as well as foreign exchange risk or other factors such as prepayment speeds. Credit contracts include credit default swaps as well as derivatives referring to corporate and derivatives previously classified under “Other contracts” have been reclassified based on the above methodology. Previously reported amounts have been reclassified to conform to the current period presentation.
(5)	Includes loans for which Nomura elected the fair value option.
(6)	Includes structured notes for which Nomura elected the fair value option.
(7)	Includes embedded derivatives bifurcated from issued structured notes. If unrealized gains are greater than unrealized losses, borrowings are reduced by the excess amount.
(8)	Includes embedded derivatives bifurcated from the deposits received at banks. If unrealized gains are greater than unrealized losses, deposits are reduced by the excess amount.
(9)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.

Valuation methodology by major class of financial asset and financial liability

The valuation methodology used by Nomura to estimate fair value for major classes of financial assets and financial liabilities, together with the significant inputs which determine classification in the fair value hierarchy, is as follows:

Equities—Equities include direct holdings of both listed and unlisted equity securities, and fund investments. Listed equity securities are valued using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based on bid/offer prices as applicable or mid-market prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value, even if Nomura has a large “block” holding and the block could not be disposed of in its entirety at the quoted price. Listed equities traded in inactive markets are valued using the exchange price as adjusted to reflect liquidity and bid offer spreads and are classified in Level 2. Unlisted equity securities are valued using the same methodology as private equity investments described below and are usually classified as Level 3 because of the management judgment involved. As a practical expedient, fund investments are generally valued using NAV per share where available. Publicly-traded mutual funds which are valued using a daily NAV per share are classified as Level 1. Investments in funds where Nomura has the ability to redeem its investment with the investee at NAV per share as of the balance sheet date or within the near term are classified as Level 2. Investments in funds where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified as Level 3.

Private equity—The valuation of unlisted private equity investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected exit price of the investment is different from the carrying value. In reaching that determination, Nomura primarily uses either its own internal valuation models based on projected future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital or comparable market multiple valuations such as EV/EBITDA (Enterprise Value/EBITDA), PE Ratio (Price/Earnings Ratio), Price/Embedded Value Ratio and other multiples based on relationships between numbers reported in the financial statements and the price of comparable companies. Where possible these valuations are compared with the operating cash flows and financial performance of the companies or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Private equity investments are generally classified as Level 3.

Government, state, municipal and agency securities—Japanese and other G7 government securities are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources. These securities are traded in active markets and therefore are classified within Level 1 of the fair value hierarchy. Non-G7 government securities, agency securities and municipal securities are valued using similar pricing sources but are generally classified as Level 2 as they are traded in markets that are not considered to be active. Certain Non-G7 securities may be classified as Level 1 because they trade in active markets and there is sufficient information from a liquid exchange or multiple sources to classify them as Level 1. Certain securities may be classified as Level 3 because they trade infrequently and there is not sufficient information.

Corporate debt securities—The valuation of corporate debt securities is primarily performed using internal models and market inputs such as price quotes and recent market transactions of identical or similar debt, yield curves, asset swap spreads and credit default spreads. Most corporate debt securities are classified in Level 2 because the modeling inputs are usually observable. Certain corporate debt securities may be classified as Level 1 because they trade in active markets where there is sufficient information from a liquid exchange or multiple sources and they are valued using an unadjusted quote for an identical instrument. Certain securities may be classified as Level 3 because they trade infrequently and there is insufficient information from comparable securities to classify them as Level 2.

Commercial mortgage-backed securities (“CMBS”) and residential mortgage-backed securities (“RMBS”)—The fair value of CMBS and RMBS is estimated using quoted market prices, recent market transactions or by reference to a comparable market index. CMBS and RMBS securities are classified primarily as Level 2 if all significant inputs are observable. For certain asset classes, no direct pricing sources or comparable indices are available and valuation is based on a combination of indices. These securities are classified as Level 3.

Mortgage and other mortgage-backed securities—The fair value of other mortgage-backed securities is estimated using quoted market prices, recent market transactions or by reference to a comparable market index. Where all significant inputs are observable, the securities will be classified as Level 2. For certain securities, no direct pricing sources or comparable securities or indices may be available. These securities are classified as Level 3.

Collateralized debt obligations (“CDO”)—CDOs are valued using internal models where quoted market prices do not exist. Key inputs used by the model include market spread data for each credit rating, prepayment speeds, recovery rates and default probabilities. Since some of these inputs are unobservable, certain CDOs are classified as Level 3.

Investment trust funds and other—Investment trust funds are generally valued using NAV per share. Publicly-traded funds which are valued using a daily NAV per share are classified as Level 1. For funds that are not publicly-traded where this does not apply but Nomura has the ability to redeem its investment with the investee at NAV per share on the balance sheet date or within the near term the investments are classified as Level 2. Investments where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified as Level 3.

Derivatives— Exchange-traded derivatives are usually valued using unadjusted quoted market prices and are therefore classified as Level 1. Where exchange-traded derivatives are not valued at the exchange price due to timing differences, these are classified as Level 2. OTC derivatives are valued by internal models using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Valuation techniques include simple discounted expected cash flow techniques and Black-Scholes and Monte Carlo simulations. For OTC derivatives that trade in liquid markets, such as plain vanilla forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. OTC derivatives are classified within Level 2 of the fair value hierarchy when all of the significant inputs can be corroborated to market evidence. Derivatives that are valued using models with significant unobservable inputs such as correlation, long-dated volatility, credit curves or other unobservable inputs are classified within Level 3. Examples of derivatives classified as Level 3 by Nomura include exotic interest rate derivatives, exotic foreign exchange derivatives, exotic equity derivatives, exotic derivatives including a combination of interest rate, foreign exchange and equity risks and certain other transactions including long-dated or exotic credit derivatives. Valuation adjustments are recorded to model valuations which do not calibrate to market and consider all factors that would impact fair value including bid offer, liquidity and credit risk; both with regards to counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities.

Loans—The valuation of loans and loan commitments is also performed primarily through internal models using similar inputs to corporate debt securities as quoted prices are usually not available. Where there are no significant inputs which are unobservable, loans are classified as Level 2. Certain loans, however, may be classified as Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them as Level 2.

Short-term and long-term borrowings (“Structured notes”)—Structured notes are debt securities issued by Nomura which contain embedded features that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variable such as an equity or equity index, commodity product, foreign exchange rate, credit rating of a third party or a more complex interest rate. The fair value of structured notes is estimated using a quoted price in an active market for the identical liability if available, and where not available, using a mixture of valuation techniques that use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, similar liabilities when traded as assets, and also the amount at the measurement date that Nomura would pay to transfer the identical liability or would receive if the identical liability is entered at the measurement date. The fair value of structured notes includes an adjustment to reflect Nomura’s own creditworthiness. This adjustment can differ depending on the market in which the structured note is issued and traded. Structured notes are generally classified in Level 2 of the fair value hierarchy as unobservable inputs are not significant. Where the unobservable inputs are significant, they will be classified in Level 3.

Secured financing transactions—Liability recognized from secured financing transactions is recognized when a transfer of a financial asset does not meet the criteria for sales accounting and therefore the transaction is accounted for as a secured borrowing. This liability is valued using the same methodology that is applied to the transferred financial instruments which remain on the consolidated balance sheets and is therefore classified in the same level in the fair value hierarchy as the transferred financial asset. These liabilities do not provide general recourse to Nomura and therefore no adjustment is made to reflect Nomura’s own creditworthiness.

Level 3 financial assets and financial liabilities

Level 3 financial assets and financial liabilities consist of instruments whose valuations are significantly dependent on inputs which are unobservable in the market. Financial instruments are categorized in accordance with their lowest level significant input. As a result, a financial instrument valued using a combination of Level 1, Level 2 and Level 3 inputs would be classified in Level 3 in its entirety, if its value is significantly affected by at least one significant unobservable input.

Financial instruments classified as Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy and the gains or losses below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 instruments are also measured using both observable and unobservable inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable parameters.

The following tables in this note that relate to the six months ended September 30, 2009 and the three months ended September 30, 2009 are prepared in accordance with the disclosure requirements in effect prior to certain amendments to ASC 820 that Nomura adopted during the year ended March 31, 2010.

The following tables present the gains and losses as well as increases and decreases of assets and liabilities measured at fair value on a recurring basis which Nomura classified as Level 3 for the six months ended September 30, 2009 and 2010, three months ended September 30, 2009 and 2010, respectively.

	Billions of yen
	Six months ended September 30, 2009
		Unrealized and realized gains/losses included in revenue
	Opening balance as of six months ended September 30, 2009	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlement(2)	Net transfers in / (out of) Level 3(4)	Balance as of six months ended September 30, 2009
Assets:
Trading assets and private equity investments
Equities	¥284	¥(20)	¥—	¥—	¥(1)	¥(21)	¥(20)	¥(9)	¥234
Private equity	322	—	—	(2)	—	(2)	(1)	—	319
Japanese agency and municipal securities	0	0	—	—	—	0	0	—	0
Foreign government, agency and municipal securities	34	2	—	—	—	2	(3)	2	35
Bank and corporate debt securities and loans for trading purposes	485	(2)	—	—	0	(2)	(183)	(111)	189
Commercial mortgage-backed securities (“CMBS”)	12	(7)	—	—	—	(7)	66	0	71
Residential mortgage-backed securities (“RMBS”)	12	(0)	—	—	—	(0)	(4)	2	10
Mortgage and other mortgage-backed securities	234	6	—	—	—	6	(51)	(0)	189
Collateralized debt obligations (“CDO”)	17	1	—	—	—	1	10	0	28
Investment trust funds and other	5	0	—	—	—	0	5	—	10
Derivative contracts, net	267	(41)	—	—	—	(41)	(58)	(31)	137

Sub Total	1,672	(61)	—	(2)	(1)	(64)	(239)	(147)	1,222

Loans and receivables	4	0	—	—	—	0	(1)	—	3
Other assets	50	(1)	(0)	—	—	(1)	(6)	(1)	42

Total	¥1,726	¥(62)	¥(0)	¥(2)	¥(1)	¥(65)	¥(246)	¥(148)	¥1,267

Liabilities:
Trading liabilities
Equities	¥1	¥0	¥—	¥—	¥—	¥0	¥(0)	¥(1)	¥0
Bank and corporate debt securities	0	—	—	—	—	—	1	—	1

Sub Total	1	0	—	—	—	0	1	(1)	1

Short-term borrowings	8	7	—	—	—	7	5	0	6
Payables and deposits	(1)	(0)	—	—	—	(0)	—	—	(1)
Long-term borrowings	(81)	97	—	—	—	97	145	8	(25)
Other Liabilities	—	—	—	—	—	—	0	—	0

Total	¥(73)	¥104	¥—	¥—	¥—	¥104	¥151	¥7	¥(19)

	Billions of yen
	Six months ended September 30, 2010
		Unrealized and realized gains/losses included in revenue
	Opening balance as of six months ended September 30, 2010	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlement(2)(3)	Net transfers in / (out of) Level 3(4)	Balance as of six months ended September 30, 2010
Assets:
Trading assets and private equity investments
Equities	¥164	¥(2)	¥—	¥—	¥(0)	¥(2)	¥(26)	¥(1)	¥135
Private equity	325	—	—	(2)	—	(2)	(13)	—	310
Japanese agency and municipal securities	0	0	—	—	—	0	3	0	3
Foreign government, agency and municipal securities	22	2	—	—	—	2	1	5	30
Bank and corporate debt securities and loans for trading purposes	131	4	—	—	0	4	(14)	(3)	118
Commercial mortgage-backed securities (“CMBS”)	27	0	—	—	—	0	(3)	(14)	10
Residential mortgage-backed securities (“RMBS”)	4	0	—	—	—	0	(1)	3	6
Mortgage and other mortgage-backed securities	117	2	—	—	—	2	40	2	161
Collateralized debt obligations (“CDO”)	43	(1)	—	—	—	(1)	(14)	(2)	26
Investment trust funds and other	10	1	—	—	—	1	(1)	—	10

Total cash instruments	843	6	—	(2)	(0)	4	(28)	(10)	809

Derivative contracts, net(5)
Equity contract	32	5	—	—	—	5	(3)	3	37
Interest rate contracts	9	34	—	—	—	34	(8)	(14)	21
Credit contracts	(58)	(38)	—	—	—	(38)	47	5	(44)
Foreign exchange contracts	(2)	(2)	—	—	—	(2)	(0)	4	(0)
Commodity contracts	(0)	1	—	—	—	1	(0)	(1)	(0)

Total derivative, net	(19)	(0)	—	—	—	(0)	36	(3)	14

Sub Total	824	6	—	(2)	(0)	4	8	(13)	823

Loans and receivables	10	0	—	—	—	0	(1)	(6)	3
Other assets	38	(0)	1	—	—	1	(1)	(0)	38

Total	¥872	¥6	¥1	¥(2)	¥(0)	¥5	¥6	¥(19)	¥864

Liabilities:
Trading liabilities
Equities	¥0	¥(0)	¥—	¥—	¥—	¥(0)	¥0	¥(0)	¥0
Bank and corporate debt securities	0	—	—	—	—	—	(0)	—	—

Sub Total	0	(0)	—	—	—	(0)	(0)	(0)	0

Short-term borrowings	9	1	—	—	—	1	(6)	3	5
Payables and deposits	0	(0)	—	—	—	(0)	(0)	(0)	(0)
Long-term borrowings	(127)	22	—	—	—	22	249	(11)	89

Total	¥(118)	¥23	¥—	¥—	¥—	¥23	¥243	¥(8)	¥94

	Translation into billions of U.S. dollars
	Six months ended September 30, 2010
		Unrealized and realized gains/losses included in revenue
	Opening balance as of six months ended September 30, 2010	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlement(2)(3)	Net transfers in / (out of) Level 3(4)	Balance as of six months ended September 30, 2010
Assets:
Trading assets and private equity investments
Equities	$1.95	$(0.02)	$—	$—	$(0.00)	$(0.02)	$(0.31)	$(0.01)	$1.61
Private equity	3.90	—	—	(0.02)	—	(0.02)	(0.16)	—	3.72
Japanese agency and municipal securities	0.00	0.00	—	—	—	0.00	0.04	0.00	0.04
Foreign government, agency and municipal securities	0.28	0.02	—	—	—	0.02	0.01	0.06	0.37
Bank and corporate debt securities and loans for trading purposes	1.57	0.05	—	—	0.00	0.05	(0.17)	(0.04)	1.41
Commercial mortgage-backed securities (“CMBS”)	0.32	0.00	—	—	—	0.00	(0.04)	(0.16)	0.12
Residential mortgage-backed securities (“RMBS”)	0.05	0.00	—	—	—	0.00	(0.01)	0.03	0.07
Mortgage and other mortgage-backed securities	1.40	0.02	—	—	—	0.02	0.49	0.02	1.93
Collateralized debt obligations (“CDO”)	0.51	(0.01)	—	—	—	(0.01)	(0.17)	(0.02)	0.31
Investment trust funds and other	0.12	0.01	—	—	—	0.01	(0.01)	—	0.12

Total cash instruments	10.10	0.07	—	(0.02)	(0.00)	0.05	(0.33)	(0.12)	9.70

Derivative contracts, net(5)
Equity contract	0.37	0.06	—	—	—	0.06	(0.04)	0.04	0.43
Interest rate contracts	0.11	0.41	—	—	—	0.41	(0.10)	(0.17)	0.25
Credit contracts	(0.68)	(0.46)	—	—	—	(0.46)	0.56	0.06	(0.52)
Foreign exchange contracts	(0.02)	(0.02)	—	—	—	(0.02)	(0.00)	0.04	(0.00)
Commodity contracts	(0.00)	0.01	—	—	—	0.01	(0.00)	(0.01)	(0.00)

Total derivative, net	(0.22)	(0.00)	—	—	—	(0.00)	0.42	(0.04)	0.16

Sub Total	9.88	0.07	—	(0.02)	(0.00)	0.05	0.09	(0.16)	9.86

Loans and receivables	0.12	0.00	—	—	—	0.00	(0.01)	(0.07)	0.04
Other assets	0.45	(0.00)	0.01	—	—	0.01	(0.01)	(0.00)	0.45

Total	$10.45	$0.07	$0.01	$(0.02)	$(0.00)	$0.06	$0.07	$(0.23)	$10.35

Liabilities:
Trading liabilities
Equities	$0.00	(0.00)	$—	$—	$—	$(0.00)	$0.00	$(0.00)	$0.00
Bank and corporate debt securities	0.00	—	—	—	—	—	(0.00)	—	—

Sub Total	0.00	(0.00)	—	—	—	(0.00)	(0.00)	(0.00)	0.00

Short-term borrowings	0.11	0.01	—	—	—	0.01	(0.07)	0.03	0.06
Payables and deposits	0.00	(0.00)	—	—	—	(0.00)	(0.00)	(0.00)	(0.00)
Long-term borrowings	(1.52)	0.26	—	—	—	0.26	2.98	(0.13)	1.07

Total	$(1.41)	$0.27	$—	$—	$—	$0.27	$2.91	$(0.10)	$1.13

	Billions of yen
	Three months ended September 30, 2009
		Unrealized and realized gains/losses included in revenue
	Opening balance as of three months ended September 30, 2009	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlement(2)	Net transfers in / (out of) Level 3(4)	Balance as of three months ended September 30, 2009
Assets:
Trading assets and private equity investments
Equities	¥328	¥15	¥—	¥—	¥(0)	¥15	¥(97)	¥(12)	¥234
Private equity	333	—	—	1	0	1	(15)	—	319
Japanese agency and municipal securities	0	0	—	—	—	0	(0)	—	0
Foreign government, agency and municipal securities	41	(1)	—	—	—	(1)	(3)	(2)	35
Bank and corporate debt securities and loans for trading purposes	272	4	—	—	0	4	(4)	(83)	189
Commercial mortgage-backed securities (“CMBS”)	9	(7)	—	—	—	(7)	69	0	71
Residential mortgage-backed securities (“RMBS”)	13	0	—	—	—	0	(5)	2	10
Mortgage and other mortgage-backed securities	197	9	—	—	—	9	(17)	(0)	189
Collateralized debt obligations (“CDO”)	20	1	—	—	—	1	7	0	28
Investment trust funds and other	2	(1)	—	—	—	(1)	9	—	10
Derivative contracts, net	93	(3)	—	—	—	(3)	72	(25)	137

Sub Total	1,308	17	—	1	(0)	18	16	(120)	1,222

Loans and receivables	4	0	—	—	—	0	(1)	—	3
Other assets	49	(0)	(1)	—	—	(1)	(6)	—	42

Total	¥1,361	¥17	¥(1)	¥1	¥(0)	¥17	¥9	¥(120)	¥1,267

Liabilities:
Trading liabilities
Equities	¥0	¥0	¥—	¥—	¥—	¥0	¥0	¥0	¥0
Bank and corporate debt securities	—	—	—	—	—	—	1	—	1

Sub Total	0	0	—	—	—	0	1	0	1

Short-term borrowings	1	1	—	—	—	1	6	0	6
Payables and deposits	(1)	0	—	—	—	0	—	—	(1)
Long-term borrowings	34	75	—	—	—	75	5	11	(25)
Other Liabilities	—	—	—	—	—	—	0	—	0

Total	¥34	¥76	¥—	¥—	¥—	¥76	¥12	¥11	¥(19)

	Billions of yen
	Three months ended September 30, 2010
		Unrealized and realized gains/losses included in revenue
	Opening balance as of three months ended September 30, 2010	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlement(2)(3)	Net transfers in / (out of) Level 3(4)	Balance as of three months ended September 30, 2010
Assets:
Trading assets and private equity investments
Equities	¥162	¥(2)	¥—	¥—	¥(0)	¥(2)	¥(21)	¥(4)	¥135
Private equity	311	—	—	(1)	0	(1)	0	—	310
Japanese agency and municipal securities	0	0	—	—	—	0	3	0	3
Foreign government, agency and municipal securities	13	2	—	—	—	2	4	11	30
Bank and corporate debt securities and loans for trading purposes	136	3	—	—	0	3	(16)	(5)	118
Commercial mortgage-backed securities (“CMBS”)	22	(0)	—	—	—	(0)	(3)	(9)	10
Residential mortgage-backed securities (“RMBS”)	3	(0)	—	—	—	(0)	(0)	3	6
Mortgage and other mortgage-backed securities	171	5	—	—	—	5	(15)	—	161
Collateralized debt obligations (“CDO”)	26	(0)	—	—	—	(0)	3	(3)	26
Investment trust funds and other	10	0	—	—	—	0	0	—	10

Total cash instruments	854	8	—	(1)	(0)	7	(45)	(7)	809

Derivative contracts, net(5)
Equity contract	31	6	—	—	—	6	(2)	2	37
Interest rate contracts	20	17	—	—	—	17	(17)	1	21
Credit contracts	(39)	(40)	—	—	—	(40)	28	7	(44)
Foreign exchange contracts	1	0	—	—	—	0	(2)	1	(0)
Commodity contracts	0	(0)	—	—	—	(0)	0	(0)	(0)

Total derivative, net	13	(17)	—	—	—	(17)	7	11	14

Sub Total	867	(9)	—	(1)	(0)	(10)	(38)	4	823

Loans and receivables	3	0	—	—	—	0	(0)	—	3
Other assets	38	(0)	0	—	—	0	(0)	—	38

Total	¥908	¥(9)	¥0	¥(1)	¥(0)	¥(10)	¥(38)	¥4	¥864

Liabilities:
Trading liabilities
Equities	¥0	¥(0)	¥—	¥—	¥—	¥(0)	¥(0)	¥(0)	¥0

Sub Total	0	(0)	—	—	—	(0)	(0)	(0)	0

Short-term borrowings	6	0	—	—	—	0	(0)	(1)	5
Payables and deposits	(0)	(0)	—	—	—	(0)	(0)	(0)	(0)
Long-term borrowings	44	(44)	—	—	—	(44)	5	(4)	89

Total	¥50	¥(44)	¥—	¥—	¥—	¥(44)	¥5	¥(5)	¥94

	Translation into billions of U.S. dollars
	Three months ended September 30, 2010
		Unrealized and realized gains/losses included in revenue
	Opening balance as of three months ended September 30, 2010	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)	Purchases (issuances) / sales (redemption), and settlement(2)(3)	Net transfers in / (out of) Level 3(4)	Balance as of three months ended September 30, 2010
Assets:
Trading assets and private equity investments
Equities	$1.93	$(0.02)	$—	$—	$(0.00)	$(0.02)	$(0.25)	$(0.05)	$1.61
Private equity	3.73	—	—	(0.01)	0.00	(0.01)	0.00	—	3.72
Japanese agency and municipal securities	0.00	0.00	—	—	—	0.00	0.04	0.00	0.04
Foreign government, agency and municipal securities	0.17	0.02	—	—	—	0.02	0.05	0.13	0.37
Bank and corporate debt securities and loans for trading purposes	1.63	0.04	—	—	0.00	0.04	(0.20)	(0.06)	1.41
Commercial mortgage-backed securities (“CMBS”)	0.26	(0.00)	—	—	—	(0.00)	(0.04)	(0.10)	0.12
Residential mortgage-backed securities (“RMBS”)	0.03	(0.00)	—	—	—	(0.00)	(0.00)	0.04	0.07
Mortgage and other mortgage-backed securities	2.05	0.06	—	—	—	0.06	(0.18)	—	1.93
Collateralized debt obligations (“CDO”)	0.31	(0.00)	—	—	—	(0.00)	0.04	(0.04)	0.31
Investment trust funds and other	0.12	0.00	—	—	—	0.00	0.00	—	0.12

Total cash instruments	10.23	0.10	—	(0.01)	(0.00)	0.09	(0.54)	(0.08)	9.70

Derivative contracts, net(5)
Equity contract	0.36	0.07	—	—	—	0.07	(0.02)	0.02	0.43
Interest rate contracts	0.24	0.20	—	—	—	0.20	(0.20)	0.01	0.25
Credit contracts	(0.46)	(0.48)	—	—	—	(0.48)	0.34	0.08	(0.52)
Foreign exchange contracts	0.01	0.00	—	—	—	0.00	(0.02)	0.01	(0.00)
Commodity contracts	0.00	(0.00)	—	—	—	(0.00)	0.00	(0.00)	(0.00)

Total derivative, net	0.15	(0.21)	—	—	—	(0.21)	0.10	0.12	0.16

Sub Total	10.38	(0.11)	—	(0.01)	(0.00)	(0.12)	(0.44)	0.04	9.86

Loans and receivables	0.04	0.00	—	—	—	0.00	(0.00)	—	0.04
Other assets	0.45	(0.00)	0.00	—	—	0.00	(0.00)	—	0.45

Total	$10.87	$(0.11)	$0.00	$(0.01)	$(0.00)	$(0.12)	$(0.44)	$0.04	$10.35

Liabilities:
Trading liabilities
Equities	$0.00	$(0.00)	$—	$—	$—	$(0.00)	$(0.00)	$(0.00)	$0.00

Sub Total	0.00	(0.00)	—	—	—	(0.00)	(0.00)	(0.00)	0.00

Short-term borrowings	0.07	0.00	—	—	—	0.00	(0.00)	(0.01)	0.06
Payables and deposits	(0.00)	(0.00)	—	—	—	(0.00)	(0.00)	(0.00)	(0.00)
Long-term borrowings	0.53	(0.53)	—	—	—	(0.53)	0.06	(0.05)	1.07

Total	$0.60	$(0.53)	$—	$—	$—	$(0.53)	$0.06	$(0.06)	$1.13

(1)	Includes gains and losses recorded in Revenue—Other and Non-interest expenses—Other in the consolidated statements of operations.
(2)	Includes the effect of foreign exchange movements.
(3)	Includes the effect from the application of ASC 810 which has been amended in accordance with ASU 2009-16 and ASU 2009-17.
(4)	If assets and liabilities move from Level 3 to another Level or move from another Level to Level 3, the amount reported in Net transfers in / (out of) Level 3 is the fair value as of the beginning of the quarter during which the movement occurs. Therefore if assets and liabilities move from another Level to Level 3 all gains/(losses) during the quarter are included in the table and if assets and liabilities move from Level 3 to another Level all gains/(losses) during the quarter are excluded from the table.
(5)	Each derivative classification includes derivatives referring to multiple risk components. For example, interest rates contracts include complex derivatives referring to interest rate risk as well as foreign exchange risk or other factors such as prepayments speeds. Credit contracts include credit default swaps as well as derivatives referring to corporate and government bonds. Derivatives previously classified under “Other contracts” have been reclassified based on the above methodology.

Significant transfers between levels during the year

Nomura assumes that transfer of the assets and liabilities from one Level to another Level occurs at the beginning of each quarter. The following significant transfers between levels in the fair value hierarchy were made during the six months ended September 30, 2010 and three months ended September 30, 2010:

Transfers between Level 1 and Level 2

Trading liabilities—Equities Approximately ¥62 billion ($0.74 billion) were transferred from Level 2 to Level 1 due to increase in turnover velocity for the six months ended September 30, 2010. Approximately ¥62 billion ($0.74 billion) were transferred from Level 2 to Level 1 due to increase in turnover velocity for the three months ended September 30, 2010.

Transfers between Level 2 and Level 3

There were no significant transfers between Level 2 and Level 3.

The following table presents the amounts of unrealized gains (losses) for the six months ended September 30, 2009 and 2010, three months ended September 30, 2009 and 2010, respectively, relating to those financial instruments which Nomura classified as Level 3 within the fair value hierarchy and that were still held by Nomura at the balance sheet date:

	Billions of yen
	Six months ended September 30, 2009
	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains / (losses)
Assets:
Trading assets and private equity investments
Equities	¥9	¥—	¥—	¥(1)	¥8
Private equity	—	—	(4)	—	(4)
Japanese agency and municipal securities	0	—	—	—	0
Foreign government, agency and municipal securities	(3)	—	—	—	(3)
Bank and corporate debt securities and loans for trading purposes	58	—	—	—	58
Commercial mortgage-backed securities (“CMBS”)	3	—	—	—	3
Residential mortgage-backed securities (“RMBS”)	(0)	—	—	—	(0)
Mortgage and other mortgage-backed securities	2	—	—	—	2
Collateralized debt obligations (“CDO”)	2	—	—	—	2
Investment trust funds and other	1	—	—	—	1
Derivative contracts, net	(69)	—	—	—	(69)

Sub Total	3	—	(4)	(1)	(2)

Loans and receivables	0	—	—	—	0
Other assets	(0)	—	—	—	(0)

Total	¥3	¥—	¥(4)	¥(1)	¥(2)

Liabilities:
Trading liabilities
Equities	¥0	¥—	¥—	¥—	¥0

Sub Total	0	—	—	—	0

Short-term borrowings	(4)	—	—	—	(4)
Payables and deposits	(0)	—	—	—	(0)
Long-term borrowings	40	—	—	—	40

Total	¥36	¥—	¥—	¥—	¥36

	Billions of yen
	Six months ended September 30, 2010
	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains / (losses)
Assets:
Trading assets and private equity investments
Equities	¥(6)	¥—	¥—	¥(0)	¥(6)
Private equity	—	—	(3)	—	(3)
Japanese agency and municipal securities	0	—	—	—	0
Foreign government, agency and municipal securities	1	—	—	—	1
Bank and corporate debt securities and loans for trading purposes	3	—	—	—	3
Commercial mortgage-backed securities (“CMBS”)	0	—	—	—	0
Residential mortgage-backed securities (“RMBS”)	0	—	—	—	0
Mortgage and other mortgage-backed securities	(3)	—	—	—	(3)
Collateralized debt obligations (“CDO”)	(0)	—	—	—	(0)
Investment trust funds and other	1	—	—	—	1

Total cash instruments	(4)	—	(3)	(0)	(7)

Derivatives, net(2):
Equity contracts	6	—	—	—	6
Interest rate contracts	11	—	—	—	11
Credit contracts	(45)	—	—	—	(45)
Foreign exchange contracts	(2)	—	—	—	(2)
Commodity contracts	(0)	—	—	—	(0)

Total derivatives, net	(30)	—	—	—	(30)

Sub Total	¥(34)	¥—	¥(3)	¥(0)	¥(37)

Loans and receivables	(0)	—	—	—	(0)
Other assets	(0)	1	—	—	1

Total	¥(34)	¥1	¥(3)	¥(0)	¥(36)

Liabilities:
Trading liabilities
Equities	¥(0)	¥—	¥—	¥—	¥(0)

Sub Total	¥(0)	¥—	¥—	¥—	¥(0)

Short-term borrowings	1	—	—	—	1
Payables and deposits	0	—	—	—	0
Long-term borrowings	17	—	—	—	17

Total	¥18	¥—	¥—	¥—	¥18

	Translation into billions of U.S. dollars
	Six months ended September 30, 2010
	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains / (losses)
Assets:
Trading assets and private equity investments
Equities	$(0.07)	$—	$—	$(0.00)	$(0.07)
Private equity	—	—	(0.04)	—	(0.04)
Japanese agency and municipal securities	0.00	—	—	—	0.00
Foreign government, agency and municipal securities	0.01	—	—	—	0.01
Bank and corporate debt securities and loans for trading purposes	0.04	—	—	—	0.04
Commercial mortgage-backed securities (“CMBS”)	0.00	—	—	—	0.00
Residential mortgage-backed securities (“RMBS”)	0.00	—	—	—	0.00
Mortgage and other mortgage-backed securities	(0.04)	—	—	—	(0.04)
Collateralized debt obligations (“CDO”)	(0.00)	—	—	—	(0.00)
Investment trust funds and other	0.01	—	—	—	0.01

Total cash instruments	(0.05)	—	(0.04)	(0.00)	(0.09)

Derivatives, net(2):
Equity contracts	0.07	—	—	—	0.07
Interest rate contracts	0.13	—	—	—	0.13
Credit contracts	(0.54)	—	—	—	(0.54)
Foreign exchange contracts	(0.02)	—	—	—	(0.02)
Commodity contracts	(0.00)	—	—	—	(0.00)

Total derivatives, net	(0.36)	—	—	—	(0.36)

Sub Total	$(0.41)	$—	$(0.04)	$(0.00)	$(0.45)

Loans and receivables	(0.00)	—	—	—	(0.00)
Other assets	(0.00)	0.01	—	—	0.01

Total	$(0.41)	$0.01	$(0.04)	$(0.00)	$(0.44)

Liabilities:
Trading liabilities
Equities	$(0.00)	$—	$—	$—	$(0.00)

Sub Total	$(0.00)	$—	—	—	(0.00)

Short-term borrowings	0.01	—	—	—	0.01
Payables and deposits	0.00	—	—	—	0.00
Long-term borrowings	0.20	—	—	—	0.20

Total	$0.21	$—	$—	$—	$0.21

	Billions of yen
	Three months ended September 30, 2009
	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains / (losses)
Assets:
Trading assets and private equity investments
Equities	¥5	¥—	¥—	¥(1)	¥4
Private equity	—	—	0	0	0
Japanese agency and municipal securities	0	—	—	—	0
Foreign government, agency and municipal securities	(1)	—	—	—	(1)
Bank and corporate debt securities and loans for trading purposes	4	—	—	—	4
Commercial mortgage-backed securities (“CMBS”)	(7)	—	—	—	(7)
Residential mortgage-backed securities (“RMBS”)	(0)	—	—	—	(0)
Mortgage and other mortgage-backed securities	9	—	—	—	9
Collateralized debt obligations (“CDO”)	1	—	—	—	1
Investment trust funds and other	(1)	—	—	—	(1)
Derivative contracts, net	14	—	—	—	14

Sub Total	24	—	0	(1)	23

Loans and receivables	(0)	—	—	—	(0)
Other assets	(0)	(0)	—	—	(0)

Total	¥24	¥(0)	¥0	¥(1)	¥23

Liabilities:
Trading liabilities
Equities	¥0	¥—	¥—	¥—	¥0

Sub Total	0	—	—	—	0

Short-term borrowings	(0)	—	—	—	(0)
Payables and deposits	0	—	—	—	0
Long-term borrowings	11	—	—	—	11

Total	¥11	¥—	¥—	¥—	¥11

	Billions of yen
	Three months ended September 30, 2010
	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains / (losses)
Assets:
Trading assets and private equity investments
Equities	¥(3)	¥—	¥—	¥(0)	¥(3)
Private equity	—	—	(1)	—	(1)
Japanese agency and municipal securities	0	—	—	—	0
Foreign government, agency and municipal securities	1	—	—	—	1
Bank and corporate debt securities and loans for trading purposes	2	—	—	—	2
Commercial mortgage-backed securities (“CMBS”)	0	—	—	—	0
Residential mortgage-backed securities (“RMBS”)	(0)	—	—	—	(0)
Mortgage and other mortgage-backed securities	5	—	—	—	5
Collateralized debt obligations (“CDO”)	0	—	—	—	0
Investment trust funds and other	0	—	—	—	0

Total cash instruments	5	—	(1)	(0)	4

Derivatives, net(2):
Equity contracts	1	—	—	—	1
Interest rate contracts	15	—	—	—	15
Credit contracts	(43)	—	—	—	(43)
Foreign exchange contracts	(0)	—	—	—	(0)
Commodity contracts	(0)	—	—	—	(0)

Total derivatives, net	(27)	—	—	—	(27)

Sub Total	¥(22)	¥—	¥(1)	¥(0)	¥(23)

Loans and receivables	0	—	—	—	0
Other assets	(0)	1	—	—	1

Total	¥(22)	¥1	¥(1)	¥(0)	¥(22)

Liabilities:
Trading liabilities
Equities	¥(0)	¥—	¥—	¥—	¥(0)

Sub Total	¥(0)	¥—	¥—	¥—	¥(0)

Short-term borrowings	0	—	—	—	0
Payables and deposits	(0)	—	—	—	(0)
Long-term borrowings	(51)	—	—	—	(51)

Total	¥(51)	¥—	¥—	¥—	¥(51)

	Translation into billions of U.S. dollars
	Three months ended September 30, 2010
	Net gain (loss) on trading	Gain (loss) on investments in equity securities and other(1)	Gain (loss) on private equity investments	Interest and dividends / Interest expense	Total unrealized gains / (losses)
Assets:
Trading assets and private equity investments
Equities	$(0.04)	$—	$—	$(0.00)	$(0.04)
Private equity	—	—	(0.01)	—	(0.01)
Japanese agency and municipal securities	0.00	—	—	—	0.00
Foreign government, agency and municipal securities	0.01	—	—	—	0.01
Bank and corporate debt securities and loans for trading purposes	0.02	—	—	—	0.02
Commercial mortgage-backed securities (“CMBS”)	0.00	—	—	—	0.00
Residential mortgage-backed securities (“RMBS”)	(0.00)	—	—	—	(0.00)
Mortgage and other mortgage-backed securities	0.06	—	—	—	0.06
Collateralized debt obligations (“CDO”)	0.00	—	—	—	0.00
Investment trust funds and other	0.00	—	—	—	0.00

Total cash instruments	0.05	—	(0.01)	(0.00)	0.04

Derivatives, net(2):
Equity contracts	0.01	—	—	—	0.01
Interest rate contracts	0.18	—	—	—	0.18
Credit contracts	(0.51)	—	—	—	(0.51)
Foreign exchange contracts	(0.00)	—	—	—	(0.00)
Commodity contracts	(0.00)	—	—	—	(0.00)

Total derivatives, net	(0.32)	—	—	—	(0.32)

Sub Total	$(0.27)	$—	$(0.01)	$(0.00)	$(0.28)

Loans and receivables	0.00	—	—	—	0.00
Other assets	(0.00)	0.01	—	—	0.01

Total	$(0.27)	$0.01	$(0.01)	$(0.00)	$(0.27)

Liabilities:
Trading liabilities
Equities	$(0.00)	$—	$—	$—	$(0.00)

Sub Total	$(0.00)	$—	—	—	(0.00)

Short-term borrowings	0.00	—	—	—	0.00
Payables and deposits	(0.00)	—	—	—	(0.00)
Long-term borrowings	(0.61)	—	—	—	(0.61)

Total	$(0.61)	$—	$—	$—	$(0.61)

(1)	Includes gains and losses included in Revenue—Other and Non-interest expenses—Other in the consolidated statements of operations.
(2)	Each derivative classification includes derivatives referring to multiple risk components. For example, interest rates contracts include complex derivatives referring to interest rate risk as well as foreign exchange risk or other factors such as prepayment speeds. Credit contracts include credit default swaps as well as derivatives referring to corporate and government bonds. Derivatives previously classified under “Other contracts” have been reclassified based on the above methodology.

As of September 30, 2010, market conditions have improved but a lack of liquidity persists in certain asset classes which has impacted the observability of certain inputs which are significant to Nomura’s financial instrument valuations. These inputs include certain foreign currency exchange volatilities and certain credit spreads.

As described above, the valuation of Level 3 financial assets and liabilities is dependent on certain significant inputs which cannot be observed in the market. Common characteristics of an inactive market include a low number of transactions of the financial instrument, stale or non-current price quotes, price quotes that vary substantially either over time or among market makers, or little publicly released information. Unobservable inputs include volatility risk and correlation risk for derivative instruments, refinancing periods and recovery rates for credit-related products and loans, and macroeconomic factors affecting the value of collateral for asset-backed securitization products.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be established using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered as an unobservable parameter. Other techniques for determining an appropriate value for unobservable parameters may consider information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information Nomura would expect market participants to use in valuing similar instruments.

There is a range of fair values for Level 3 financial instruments as a result of the uncertainties described above. The specific valuation for each instrument is based on management’s judgment of prevailing market conditions, in accordance with Nomura’s established valuation policies and procedures. Using reasonably possible alternative assumptions to value Level 3 financial instruments will significantly influence fair values.

As described earlier, Level 3 financial instruments are often hedged by instruments in Level 1 or Level 2 of the fair value hierarchy. For the six months ended September 30, 2010, gains and losses related to Level 3 assets did not have a material impact on Nomura’s liquidity and capital resources management.

In view of the fact that the valuation of these instruments fluctuates in response to a variety of factors, including, but not limited to, general market sentiment, credit, interest rate, foreign exchange and correlation risk, the current values may decrease if the market conditions deteriorate. Conversely, should conditions improve, an increase in value of the Level 3 portfolio would be expected.

Investments in Investment Funds that calculate NAV per share

In the ordinary course of business, Nomura invests in non-consolidated funds which meet the definition of investment companies or are similar in nature and which do not have readily determinable fair values. For certain of these investments, Nomura uses NAV per share as the basis for valuation as a practical expedient. Some of these investments are redeemable at different amounts from NAV per share.

The following table provides information on these investments where NAV per share is calculated or disclosed as of September 30, 2010 and March 31, 2010, respectively. Investments are presented by major category relevant to the nature of Nomura’s business and risks.

	Billions of yen
	September 30, 2010
	Fair Value(1)	Unfunded Commitments(2)	Redemption Frequency (if currently eligible)(3)	Redemption Notice Period(4)
Hedge funds	¥119	¥0	Weekly/Monthly	1-95 days
Venture capital funds	2	0	—	—
Private equity funds	59	22	Quarterly	30 days
Real estate funds	8	14	Monthly	2 months

Total	¥188	¥36

	Billions of yen
	March 31, 2010
	Fair Value(1)	Unfunded Commitments(2)	Redemption Frequency (if currently eligible)(3)	Redemption Notice Period(4)
Hedge funds	¥156	¥1	Weekly/Monthly	1-90 days
Venture capital funds	2	0	—	—
Private equity funds	59	24	Quarterly	30 days
Real estate funds	12	14	—	—

Total	¥229	¥39

	Translation into billions of U.S. dollars
	September 30, 2010
	Fair Value(1)	Unfunded Commitments(2)	Redemption Frequency (if currently eligible)(3)	Redemption Notice Period(4)
Hedge funds	$1.42	$0.00	Weekly/Monthly	1-95 days
Venture capital funds	0.02	0.00	—	—
Private equity funds	0.71	0.26	Quarterly	30 days
Real estate funds	0.10	0.17	Monthly	2 months

Total	$2.25	$0.43

(1)	Fair value generally determined using NAV per share as a practical expedient.
(2)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(3)	The range in frequency with which Nomura can redeem investments.
(4)	The notice period required to be provided before redemption is possible.

Hedge funds:

This category includes funds of funds that invest in multiple asset classes. Nomura has developed the business of issuing structured notes linked to hedge funds. As a result, most of the risks are transferred as pass-through. The fair values of the investments in this category are estimated using the NAV per share of the investments. Although most of these funds can be redeemed within 6 months, certain funds cannot be redeemed within 6 months due to contractual, liquidity or gating issues. Redemption period cannot be estimated for suspended or liquidating funds which may contain transfer restrictions to third parties.

Venture capital funds:

This category includes primarily start-up funds. The fair values of the investments in this category are estimated using the NAV per share of the investments. Most of these funds cannot be redeemed within 6 months. The redemption period cannot be estimated for suspended or liquidating funds. Some of these funds contain transfer restrictions over transfers to third parties.

Private equity funds:

These funds invest manly in various sectors in Europe, United States and Japan. The fair values of certain investments in this category are estimated using the NAV per share of the investments. The redemption is restricted for most of these funds. Some of these funds contain transfer restrictions over transfers to third parties.

Real estate funds:

This category includes investments in commercial real estates and others. The fair values of the investments in this category are estimated using the NAV per share of the investments. The redemption is restricted to most of these funds. These funds contain transfer restrictions over transfers to third parties.

Fair value option for financial assets and financial liabilities

Nomura carries certain eligible financial assets and liabilities at fair value through the election of the fair value option permitted by ASC 815 “Derivatives and Hedging” (“ASC 815”) and ASC 825 “Financial Instruments” (“ASC 825”). When Nomura elects the fair value option for an eligible item, changes in that item’s fair value are recognized in the consolidated statements of operations. Election of the fair value option is generally irrevocable unless an event gives rise to a new basis of accounting for that instrument occurs.

The financial assets and financial liabilities primarily elected for the fair value option by Nomura, and the reasons for the election, are as follows:

•

Loans which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate volatility in the consolidated statements of operations caused by the difference in measurement basis that otherwise would arise between loans and the derivatives used to risk manage those instruments.

•

Equity method investments held for capital appreciation or current income purposes, which Nomura generally has an intention to exit as opposed to hold indefinitely. Nomura elects the fair value option to more appropriately represent the purpose of these investments in these consolidated financial statements.

•

Financial liabilities recognized in transactions which are accounted for as secured financing transactions under ASC 860. Nomura elects the fair value option for these financial liabilities to mitigate volatility in the consolidated statements of operations that otherwise would arise had this election not been made. Even though Nomura usually has little or no continuing economic exposure to the transferred financial assets, they remain on the consolidated balance sheets and continue to be carried at fair value, with changes in fair value recognized through the consolidated statements of operations; and

•

All structured notes issued on or after April 1, 2008. Nomura elects the fair value option for those structured notes primarily to mitigate the volatility in the consolidated statements of operations caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to risk manage those positions. Nomura also elects the fair value option for certain notes issued by consolidated variable interest entities for the same purposes and for certain structured notes issued prior to April 1, 2008.

Interest and dividends arising from financial instruments for which the fair value option has been elected are recognized within Interest revenue or Interest expense or Revenue—Net gain (loss) on trading.

The following table presents gains (losses) due to changes in fair value for financial instruments measured at fair value using the fair value option for the six months ended September 30, 2009 and 2010, three months ended September 30, 2009 and 2010, respectively.

	Billions of yen		Translation into billions of U.S. dollars
	Six months ended September 30
	2009	2010	2010
	Net gain (loss) on trading	Net gain (loss) on trading	Net gain (loss) on trading
Assets:
Trading assets and private equity investments(1)
Trading assets	¥0	¥(2)	$(0.02)
Private equity investments	(0)	(0)	(0.00)
Loans and receivables	6	4	0.04

Total	¥6	¥2	$0.02

Liabilities:
Short-term borrowings(2)	¥(13)	¥(5)	$(0.06)
Long-term borrowings(2)(3)	(22)	(61)	(0.73)

Total	¥(35)	¥(66)	$(0.79)

	Billions of yen		Translation into billions of U.S. dollars
	Three months ended September 30
	2009	2010	2010
	Net gain (loss) on trading	Net gain (loss) on trading	Net gain (loss) on trading
Assets:
Trading assets and private equity investments(1)
Trading assets	¥0	¥(2)	$(0.02)
Private equity investments	(0)	0	0.00
Loans and receivables	6	3	0.03

Total	¥6	¥1	$0.01

Liabilities:
Short-term borrowings(2)	¥(9)	¥(9)	$(0.11)
Long-term borrowings(2)(3)	6	(88)	(1.05)

Total	¥(3)	¥(97)	$(1.16)

(1)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to apply the fair value option.
(2)	Includes structured notes and other financial liabilities for which Nomura elected the fair value option.
(3)	Includes liabilities recognized from secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.

Nomura elected to apply the fair value option for its 45.5% investment in the common stock of Ashikaga Holdings Co., Ltd. This investment is reported within Trading assets and private equity investments—Private equity investments in the consolidated balance sheets.

Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected by discounting future cash flows at a rate which incorporates observable changes in its credit spread. Losses from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in Nomura’s creditworthiness were ¥38 billion for the six months ended September 30, 2009, mainly due to the tightening of Nomura’s credit spread. Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness, were ¥6 billion ($0.07 billion) for the six months ended September 30, 2010, mainly because of the widening of Nomura’s credit spread. Losses from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in Nomura’s creditworthiness were ¥15 billion for the three months ended September 30, 2009, mainly because of the tightening of Nomura’s credit spread. Losses from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in its creditworthiness, were ¥3 billion ($0.04 billion) for the three months ended September 30, 2010, mainly because of the tightening of Nomura’s credit spread.

There was no significant impact on financial assets for which the fair value option was elected attributable to instrument-specific credit risk.

As of September 30, 2010, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥1 billion ($0.01 billion) more than the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥27 billion ($0.33 billion) less than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due. As of March 31, 2010, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥1 billion more than the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥6 billion less than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due.

Assets and liabilities carried at fair value on a nonrecurring basis—

In addition to the financial instruments carried at fair value on a recurring basis, Nomura also carries other assets and liabilities at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances such as to measure impairment.

Estimated Fair Value

Financial assets which are carried at contractual amounts that approximate fair value include Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell, and Securities borrowed. Financial liabilities which are carried at contractual amounts that approximate fair value include Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings. These financial instruments mature principally within one year and bear interest at rates that approximate market rates.

Loans receivable

Loans receivable are carried at cost adjusted for deferred fees or costs on originated loans, unamortized premiums or discounts on purchased loans less applicable allowances for loan losses, unless the fair value option is elected and they are held at fair value. The fair value of loans receivable is estimated based on loan characteristics. Where quoted market prices are available, such market prices are utilized to estimate fair value.

The following table presents carrying values and fair values or approximate fair values of loans receivable. Carrying values are shown after deducting allowances for doubtful accounts.

	Billions of yen				Translation into billions of U.S. dollars
	September 30, 2010		March 31, 2010		September 30, 2010
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Loans receivable	¥1,126	¥1,119	¥1,306	¥1,299	$13.49	$13.40

Long-term borrowings

For long-term borrowings, certain hybrid financial instruments including structured notes are carried at fair value under the fair value option. Except for those instruments, long-term borrowings are carried at historical amounts unless such borrowings are designated as the hedged item in a fair value hedge. The fair value of long-term borrowings is estimated using quoted market prices where available or by discounting future cash flows.

The following table presents carrying values and fair values or approximate fair values of long-term borrowings.

	Billions of yen				Translation into billions of U.S. dollars
	September 30, 2010		March 31, 2010		September 30, 2010
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Long-term borrowings	¥7,985	¥7,779	¥7,199	¥6,984	$95.59	$93.13

4. Derivative instruments and hedging activities:

Derivatives used for trading purposes

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet customer needs, for its trading activities, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.

Nomura also enters into various derivative financial instrument transactions including futures, forwards, option and swap contracts involving securities, foreign currency, interest rate and other capital market instruments as part of its normal trading activities and for market risk management of certain non-trading assets and liabilities.

Nomura maintains active trading positions in a variety of derivative financial instruments. Most of Nomura’s trading activities are customer oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging customers’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives to assist its customers in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide customers with securities and other capital markets products at competitive prices.

Futures and forwards contracts are commitments to either purchase or sell securities, foreign currency or capital market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed to by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are executed through regulated exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts is considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to the performance of the related counterparties.

Options are contracts that grant the purchaser, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options.

Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may result in combined interest rate and foreign currency exposures. Entering into swap agreements may involve the risk of credit loss in the event of the counterparties’ default.

To the extent these derivative financial instruments are economically hedging financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Credit risk associated with these financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, Nomura generally enters into International Swaps and Derivatives Association, Inc. master agreements or their equivalents (“master netting agreements”) with each of its counterparties. Master netting agreements provide a right of offset in the event of bankruptcy and mitigate the credit risk exposure from these transactions. In some cases, they enable unrealized gains and losses arising from Nomura’s dealings in over-the-counter derivatives to be presented on a net-by-counterparty basis and on a net-by-cash collateral basis in accordance with ASC 210-20 “Offsetting” (“ASC 210-20”).

Nomura offset ¥833 billion ($9.97 billion) of cash collateral receivables against net derivative liabilities and ¥836 billion ($10.01 billion) of cash collateral payables against net derivative assets as of September 30, 2010. Nomura offset ¥640 billion of cash collateral receivables against net derivative liabilities and ¥649 billion of cash collateral payables against net derivative assets as of March 31, 2010.

Derivatives used for non-trading purposes

Nomura’s principal objectives in using derivatives for purposes other than trading are market risk management for certain non-trading liabilities such as issued debt and foreign exchange risk management for certain foreign subsidiaries. Credit risk associated with derivatives utilized for non-trading purposes is controlled and managed in the same way as credit risk associated with derivatives utilized for trading purposes.

Fair value hedges

Nomura issues Japanese yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to floating rate. The maturity structure of the swaps corresponds with the maturity of the debt obligations being hedged.

Net investment hedges

Effective from April 1, 2010, Nomura designates foreign currency forwards and foreign currency denominated long-term debt as hedges of certain subsidiaries with significant foreign exchange risks and applies hedge accounting to these instruments. Accordingly, the effective hedging portion of the foreign exchange gains (losses) arising from the derivative contracts and non-derivative financial products designated as hedges is recognized in the Other comprehensive income (loss)—Change in cumulative translation adjustments, net of tax in the consolidated statements of comprehensive income and is offset by the foreign exchange adjustments arising from the consolidation process of the foreign subsidiaries.

Concentrations of credit risk for derivatives

The following table presents Nomura’s significant concentration of exposures to credit risk in OTC derivatives with financial institutions. The gross fair value of derivative assets represents the maximum amount of loss due to credit risk that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the instruments and any collateral or other security Nomura held in relation to those instruments proved to be of no value.

	Billions of yen
	September 30, 2010
	Gross Fair Value of derivative assets	Impact of Master Netting Arrangements	Impact of Collateral	Net Exposure to Credit Risk
Financial institutions	¥17,614	¥(15,926)	¥(764)	¥924

	Billions of yen
	March 31, 2010
	Gross Fair Value of derivative assets	Impact of Master Netting Arrangements	Impact of Collateral	Net Exposure to Credit Risk
Financial institutions	¥12,340	¥(11,353)	¥(594)	¥393

	Translation into billions of U.S. dollars
	September 30, 2010
	Gross Fair Value of derivative assets	Impact of Master Netting Arrangements	Impact of Collateral	Net Exposure to Credit Risk
Financial institutions	$210.87	$(190.66)	$(9.15)	$11.06

Derivative activities

Derivatives used for trading purposes are reported in the consolidated balance sheets within Trading assets or Trading liabilities, depending on whether the derivative has a positive or negative fair value, respectively. Embedded derivatives bifurcated from an underlying host debt instrument are reported in Short-term borrowings or Long-term borrowings depending on the maturity of the underlying host contract. Derivatives used for non-trading purposes, namely those designated as hedging instruments, are reported in Trading assets and Trading liabilities depending on whether the derivative has a positive or negative fair value, respectively.

The following table quantifies the volume of Nomura’s derivative activity, through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty netting of derivative assets and liabilities and cash collateral netting against net derivatives.

	Billions of yen
	September 30, 2010
	Derivative Assets		Derivative Liabilities
	Notional	Fair Value	Notional(1)	Fair Value(1)
Derivatives used for trading purposes(2):
Equity contracts	¥14,946	¥1,386	¥13,547	¥1,444
Interest rate contracts	473,632	18,387	486,522	18,224
Credit contracts	35,324	1,992	37,786	1,951
Foreign exchange contracts	48,727	1,331	39,114	1,241
Commodity contracts	549	46	925	44

Total	¥573,178	¥23,142	¥577,894	¥22,904

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,565	¥71	¥213	¥1
Foreign exchange contracts	42	1	29	1

Total	¥1,607	¥72	¥242	¥2

Total derivatives	¥574,785	¥23,214	¥578,136	¥22,906

	Billions of yen
	March 31, 2010
	Derivative Assets		Derivative Liabilities
	Notional	Fair Value	Notional(1)	Fair Value(1)
Derivatives used for trading purposes(2):
Equity contracts	¥19,070	¥1,562	¥18,391	¥1,681
Interest rate contracts	368,014	11,997	359,576	11,616
Credit contracts	33,611	2,053	36,103	2,020
Foreign exchange contracts	65,428	715	63,090	780
Commodity contracts	387	32	338	32

Total	¥486,510	¥16,359	¥477,498	¥16,129

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,030	¥27	¥472	¥3

Total	¥1,030	¥27	¥472	¥3

Total derivatives	¥487,540	¥16,386	¥477,970	¥16,132

	Translation into billions of U.S. dollars
	September 30, 2010
	Derivative Assets		Derivative Liabilities
	Notional	Fair Value	Notional(1)	Fair Value(1)
Derivatives used for trading purposes(2):
Equity contracts	$178.93	$16.59	$162.18	$17.29
Interest rate contracts	5,670.20	220.12	5,824.53	218.16
Credit contracts	422.89	23.85	452.36	23.36
Foreign exchange contracts	583.35	15.94	468.26	14.86
Commodity contracts	6.57	0.55	11.07	0.53

Total	$6,861.94	$277.05	$6,918.40	$274.20

Derivatives designated as hedging instruments:
Interest rate contracts	$18.74	$0.85	$2.55	$0.01
Foreign exchange contracts	0.50	0.01	0.35	0.01

Total	$19.24	$0.86	$2.90	$0.02

Total derivatives	$6,881.18	$277.91	$6,921.30	$274.22

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)	Each derivative classification includes derivatives referring to multiple risk components. For example, interest rates contracts include complex derivatives referring to interest rate risk as well as foreign exchange risk or other factors such as prepayment speeds. Credit contracts include credit default swaps as well as derivatives referring to corporate and government bonds. Derivatives previously classified under “Other contracts” have been reclassified based on the above methodology. Previously reported amounts have been reclassified to conform to the current period presentation.

The following table discloses amounts included in the consolidated statements of operations related to derivatives.

	Billions of yen		Translation into billions of U.S. dollars
	Six months ended September 30
	2009	2010	2010
	Net gain (loss) on trading	Net gain (loss) on trading	Net gain (loss) on trading
Derivatives used for trading purposes(1)(2):
Equity contracts	¥253	¥269	$3.22
Interest rate contracts	76	10	0.12
Credit contracts	(44)	22	0.26
Foreign exchange contracts	12	(115)	(1.38)
Commodity contracts	0	0	0.00

Total	¥297	¥186	$2.22

	Billions of yen		Translation into billions of U.S. dollars
	Three months ended September 30
	2009	2010	2010
	Net gain (loss) on trading	Net gain (loss) on trading	Net gain (loss) on trading
Derivatives used for trading purposes(1)(2):
Equity contracts	¥175	¥(3)	$(0.04)
Interest rate contracts	0	69	0.83
Credit contracts	(24)	(6)	(0.07)
Foreign exchange contracts	(8)	(49)	(0.59)
Commodity contracts	0	1	0.01

Total	¥143	¥12	$0.14

(1)	Includes net gain (loss) on embedded derivatives.
(2)	Each derivative classification includes derivatives referring to multiple risk components. For example, interest rates contracts include complex derivatives referring to interest rate risk as well as foreign exchange risk or other factors such as prepayment speeds. Credit contracts include credit default swaps as well as derivatives referring to corporate and government bonds. Derivatives previously classified under “Other contracts” have been reclassified based on the above methodology. Previously reported amounts have been reclassified to conform to the current period presentation.

Fair value hedges

	Billions of yen		Translation into billions of U.S. dollars
	Six months ended September 30
	2009	2010	2010
	Interest revenue / Interest expense	Interest revenue / Interest expense	Interest revenue / Interest expense
Derivatives designated as hedging instruments:
Interest rate contracts	¥6	¥48	$0.57

Total	¥6	¥48	$0.57

Hedged items:
Long-term borrowings	¥(6)	¥(48)	$(0.57)

Total	¥(6)	¥(48)	$(0.57)

	Billions of yen		Translation into billions of U.S. dollars
	Three months ended September 30
	2009	2010	2010
	Interest revenue / Interest expense	Interest revenue / Interest expense	Interest revenue / Interest expense
Derivatives designated as hedging instruments:
Interest rate contracts	¥1	¥19	$0.23

Total	¥1	¥19	$0.23

Hedged items:
Long-term borrowings	¥(1)	¥(19)	$(0.23)

Total	¥(1)	¥(19)	$(0.23)

The following table presents gains (losses) from derivatives and non-derivative financial instruments designated as hedging instruments included in the consolidated statements of comprehensive income.

Net investment hedges

	Billions of yen		Translation into billions of U.S. dollars
	Six months ended September 30
	2009	2010	2010
	Other comprehensive income (loss)(1)	Other comprehensive income (loss)(1)	Other comprehensive income (loss)(1)
Foreign exchange contracts	¥—	¥2	$0.02
Long-term borrowings	¥—	¥16	$0.19

Total	¥—	¥18	$0.21

	Billions of yen		Translation into billions of U.S. dollars
	Three months ended September 30
	2009	2010	2010
	Other comprehensive income (loss)(1)	Other comprehensive income (loss)(1)	Other comprehensive income (loss)(1)
Foreign exchange contracts	¥—	¥0	$0.00
Long-term borrowings	¥—	¥8	$0.10

Total	¥—	¥8	$0.10

(1)	Include the effective portion of gains (losses) designated in hedges.
(2)	The portion of the gains (losses) representing the amount of the hedges’ ineffectiveness and the amount excluded from the assessment of hedge effectiveness are recognized in Revenue—Other in the consolidated statements of operations. There were no material gains (losses) during the six months ended September 30, 2010 and three months ended September 30, 2010.

Derivatives containing credit-risk-related contingent features

Nomura enters into certain OTC derivatives and other agreements containing credit-risk-related contingent features. These features would require Nomura to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in the Company’s long-term credit rating.

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of September 30, 2010, was ¥2,165 billion ($25.92 billion) with related collateral pledged of ¥1,103 billion ($13.21 billion). In the event of a one-notch downgrade to Nomura’s long-term credit rating, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥24 billion ($0.28 billion). The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of March 31, 2010, was ¥1,559 billion with related collateral pledged of ¥848 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥29 billion.

Credit derivatives:

Credit derivatives are derivative instruments in which one or more of their underlyings are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities and that expose the seller to potential loss from credit risk related events specified in the contract.

Written credit derivatives are instruments or embedded features where Nomura assumes third party credit risk, either as guarantor in a guarantee-type contract, or as the party that provides credit protection in an option-type contract, credit default swap, or any other credit derivative contract.

Nomura enters into credit derivatives as part of its normal trading activities as both purchaser and seller for credit risk mitigation, proprietary trading positions and for client transactions.

The most significant type of credit derivatives used by Nomura are single-name credit default swaps where settlement of the derivative is based on the credit risk of a single third party. Nomura also writes credit derivatives linked to the performance of a credit default index and issues other credit-risk related portfolio products.

Nomura would have to perform under a credit derivative contract if a credit event as defined in the respective contract occurs. Typical credit events include bankruptcy, failure to pay and restructuring of obligations of the referenced security.

Credit derivative contracts written by Nomura are either cash or physically settled. In cash-settled instruments, once payment is made upon an event of a default, the contract usually terminates with no further payments due. Nomura generally has no right to assume the reference assets of the counterparty in exchange for payment, nor does Nomura usually have any direct recourse to the actual issuers of the reference assets to recover the amount paid. In physically-settled contracts, upon a default event, Nomura takes delivery of the reference asset in return for payment of the full notional of the contract.

Nomura actively monitors and manages its credit derivative exposures. Where protection is sold, risks may be mitigated by purchasing credit protection from other third parties either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion. The most common form of recourse provision to enable Nomura to recover from third parties any amounts paid under a written credit derivative is therefore not through the derivative itself but rather through the separate purchase of credit derivatives with identical or correlated underlyings.

Nomura quantifies the value of these purchased contracts in the following tables in the column titled “Purchased Credit Protection”. These amounts represent purchased credit protection with identical underlyings to the written credit derivative contracts which act as a hedge against Nomura’s exposure. To the extent Nomura is required to pay out under the written credit derivative, a similar amount would generally become due to us under the purchased hedge.

Credit derivatives have a stated notional amount which represents the maximum payment Nomura may be required to make under the contract. However, this is generally not a true representation of the amount Nomura will actually pay as in addition to purchased credit protection, other risk mitigating factors reduce the likelihood and amount of any payment, including:

The probability of default: Nomura values credit derivatives taking into account the probability that the underlying reference asset will default and that Nomura will be required to make payments under the contract. Based on historical experience and Nomura’s assessment of the market, Nomura believes that the probability that all reference assets on which Nomura provides protection will default in a single period is remote. The disclosed notional amount, therefore, significantly overstates Nomura’s true exposure on these contracts.

The recovery value on the underlying asset: In the case of a default, Nomura’s liability on a contract is limited to the difference between the notional amount and the recovery value of the underlying reference asset. While the recovery value on a defaulted asset may be minimal, this does reduce amounts paid on these contracts.

Nomura holds assets as collateral in relation to written credit derivatives. However, these amounts do not enable Nomura to recover any amounts paid under the credit derivative but rather mitigate the risk of economic loss arising from a counterparty defaulting against amounts due to Nomura under the contract. Collateral requirements are determined on a counterparty level rather than individual contract, and also generally cover all types of derivative contracts rather than just credit derivatives.

The following tables present information about Nomura’s written credit derivatives and purchased credit protection with identical underlyings as of September 30, 2010 and March 31, 2010, respectively.

	Billions of yen
	September 30, 2010
		Maximum Potential Payout/Notional					Notional
			Years to Maturity				Purchased Credit Protection
	Carrying value (Asset) / liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(147)	¥16,333	¥1,771	¥4,809	¥7,644	¥2,109	¥14,743
Credit default indices	206	14,181	918	3,950	7,021	2,292	13,216
Other credit-risk related portfolio products	127	3,498	264	1,755	841	638	2,063
Credit-risk related options and swaptions	0	44	4	—	28	12	21

Total	¥186	¥34,056	¥2,957	¥10,514	¥15,534	¥5,051	¥30,043

	Billions of yen
	March 31, 2010
		Maximum Potential Payout/Notional					Notional
			Years to Maturity				Purchased Credit Protection
	Carrying value (Asset) / liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(377)	¥14,659	¥104	¥3,249	¥5,741	¥5,565	¥12,988
Credit default indices	174	13,319	51	1,801	4,693	6,774	11,837
Other credit-risk related portfolio products	135	3,874	—	566	1,856	1,452	2,208
Credit-risk related options and swaptions	0	7	—	5	—	2	5

Total	¥(68)	¥31,859	¥155	¥5,621	¥12,290	¥13,793	¥27,038

	Translation into billions of U.S. dollars
	September 30, 2010
		Maximum Potential Payout/Notional					Notional
			Years to Maturity				Purchased Credit Protection
	Carrying value (Asset) / liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	$(1.76)	$195.53	$21.20	$57.57	$91.51	$25.25	$176.50
Credit default indices	2.47	169.77	10.99	47.29	84.05	27.44	158.22
Other credit-risk related portfolio products	1.52	41.88	3.16	21.01	10.07	7.64	24.70
Credit-risk related options and swaptions	0.00	0.53	0.05	—	0.34	0.14	0.25

Total	$2.23	$407.71	$35.40	$125.87	$185.97	$60.47	$359.67

(1)	Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty netting.

The following tables present information about Nomura’s written credit derivatives by external credit rating of the underlying asset. Ratings are based on Standard & Poor’s (“S&P”), or if not rated by S&P, based on Moody’s Investors Service. If ratings from either of these agencies are not available, the ratings are based on Fitch Ratings Ltd. or Japan Credit Rating Agency, Ltd. For credit default indices, the rating is determined by taking the weighted average of the external credit ratings given for each of the underlying reference entities comprising the portfolio or index.

	Billions of yen
	September 30, 2010
	Maximum Potential Payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥1,394	¥1,207	¥4,801	¥4,707	¥2,226	¥1,998	¥16,333
Credit default indices	1,129	476	5,919	3,249	650	2,758	14,181
Other credit-risk related portfolio products	9	—	10	4	—	3,475	3,498
Credit-risk related options and swaptions	17	—	23	—	4	—	44

Total	¥2,549	¥1,683	¥10,753	¥7,960	¥2,880	¥8,231	¥34,056

	Billions of yen
	March 31, 2010
	Maximum Potential Payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥668	¥922	¥4,469	¥4,912	¥2,201	¥1,487	¥14,659
Credit default indices	967	351	5,998	3,987	350	1,666	13,319
Other credit-risk related portfolio products	23	—	—	—	—	3,851	3,874
Credit-risk related options and swaptions	—	—	—	2	—	5	7

Total	¥1,658	¥1,273	¥10,467	¥8,901	¥2,551	¥7,009	¥31,859

	Translation into billions of U.S. dollars
	September 30, 2010
	Maximum Potential Payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	$16.69	$14.45	$57.47	$56.35	$26.65	$23.92	$195.53
Credit default indices	13.52	5.70	70.85	38.90	7.78	33.02	169.77
Other credit-risk related portfolio products	0.11	—	0.12	0.05	—	41.60	41.88
Credit-risk related options and swaptions	0.20	—	0.28	—	0.05	—	0.53

Total	$30.52	$20.15	$128.72	$95.30	$34.48	$98.54	$407.71

(1)	“Other” includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a rating is unavailable.

5. Collateralized transactions:

Nomura enters into collateralized transactions, including resale and repurchase agreements, securities borrowed and loaned transactions, and other secured borrowings mainly to meet customers’ needs, finance trading inventory positions and obtain securities for settlements. Nomura monitors the value of the underlying securities on a daily basis relative to the related receivables and payables, including accrued interest, and requests or returns additional collateral when appropriate. Nomura monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized. Under these transactions, Nomura either receives or provides collateral, including Japanese government, agency, mortgage-backed, bank and corporate debt securities, non-Japanese government securities and equities. In many cases, Nomura is permitted to use the securities received to secure repurchase agreements, enter into securities lending transactions or to cover short positions with counterparties.

The following table presents the fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral which Nomura is permitted to sell or repledge and the portion that has been sold or repledged.

	Billions of yen		Translation into billions of U.S. dollars
	September 30, 2010	March 31, 2010	September 30, 2010
The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral where Nomura is permitted to sell or repledge the securities	¥28,780	¥22,378	$345
The portion of the above that has been sold (included in Trading liabilities on the consolidated balance sheet) or repledged	23,449	19,640	281

Nomura pledges firm-owned securities to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party, including Gensaki Repo transactions, are disclosed in parentheses as Securities pledged as collateral in Trading assets on the consolidated balance sheets as of September 30, 2010 and March 31, 2010, respectively. Assets owned, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them, are summarized in the table below:

	Millions of yen		Translation into millions of U.S. dollars
	September 30, 2010	March 31, 2010	September 30, 2010
Trading assets:
Equities and convertible bonds	¥7,570	¥7,623	$91
Government and government agency bonds	1,301,691	2,144,648	15,583
Bank and corporate debt securities	46,963	169,251	562
Commercial mortgage-backed securities (CMBS)	35,129	26,072	421
Residential mortgage-backed securities (RMBS)	1,203,817	704,016	14,412
Mortgage and mortgage-backed securities	—	32,740	—
Collateralized debt obligation (CDO)	49,798	16,522	596
Investment trust funds and other	4,442	6,048	53

Total	¥2,649,410	¥3,106,920	$31,718

Non-trading debt securities	¥88,494	¥98,860	$1,059
Investments in and advance to affiliated companies	¥35,486	¥35,933	$425

Assets subject to lien, except for those disclosed above, are as follows:

	Millions of yen		Translation into millions of U.S. dollars
	September 30, 2010	March 31, 2010	September 30, 2010
Loans and receivables	¥43	¥389	$1
Trading assets	2,363,013	2,275,746	28,289
Office buildings, land, equipment and facilities	21,538	24,947	258
Non-trading debt securities	219,873	143,029	2,632
Other	150	12,738	2

Total	¥2,604,617	¥2,456,849	$31,182

        Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings, collateralized bonds of consolidated VIEs and trading balances of secured borrowings, and derivative transactions.

        Resale and repurchase agreements (“repo transactions”) principally involve the buying or selling of government and government agency securities under agreements with customers to resell or repurchase these securities to or from those customers. Repo transactions are generally accounted for as collateralized agreements or collateralized financing transactions and are recorded on the quarterly consolidated balance sheets at the amount at which the securities were originally acquired or sold with applicable accrued interest, as appropriate.

Repo transactions where the maturity of the security transferred as collateral matches the maturity of the repo transaction (“repo-to-maturity transactions”) are accounted for as sales rather than collateralized financings where the criteria for derecognition of the securities transferred under ASC 860 are met. The amounts of securities derecognized from the quarterly consolidated balance sheets under repo-to-maturity transactions as of September 30, 2010 and March 31, 2010 were ¥349,480 million ($4,184 million) and ¥185,047 million, respectively.

Securities borrowed and securities loaned are generally accounted for as collateralized agreements and collateralized financing transactions, respectively. Securities borrowed and securities loaned are generally cash collateralized and are recorded on the consolidated balance sheets at the amount of cash collateral advanced or received. Securities borrowed transactions generally required Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities loaned transactions, Nomura generally receives collateral in the form of cash or other securities.

Certain securities lending transactions are accounted for as sales where the criteria for derecognition of the transferred financial assets under ASC 860 are met. The amounts of securities derecognized from the quarterly consolidated balance sheets under these transactions as of September 30, 2010 and March 31, 2010 were ¥301,766 million ($3,613 million) and ¥153,808 million, respectively.

6. Securitization and Variable Interest Entities (VIEs):

Securitization

Nomura utilizes special purpose entities, or SPEs to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman SPCs or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860 which requires Nomura to account for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, and that entity is constrained from pledging or exchanging the assets it receives, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. When these criteria are met and Nomura retains an interest in the financial assets, such interests are accounted for at fair value and included in Trading assets within Nomura’s consolidated balance sheet, with the change in fair value included in Revenues-net gain (loss) on trading. Fair value for retained interests in securitized financial assets is determined using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to an SPE.

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. During the six months ended September 30, 2009 and the three months ended September 30, 2009, Nomura securitized ¥71 billion and ¥29 billion respectively and recognized associated loss on sale of ¥25 million and ¥29 million respectively. During the six months ended September 30, 2010 and the three months ended September 30, 2010, proceeds received by Nomura from new securitizations were ¥126 billion ($1.51 billion) and ¥77 billion ($0.92 billion) respectively, and recognized losses on sale were ¥2 million ($0.02 million) and ¥3 million ($0.04 million), respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥1,657 billion as of March 31, 2010 and ¥2,273 billion ($27.21 billion) as of September 30, 2010. Nomura’s retained interests were ¥134 billion as of March 31, 2010 and ¥235 billion ($2.81 billion) as of September 30, 2010. For the six months ended September 30, 2009 and the three months ended September 30, 2009, Nomura received ¥8 billion and ¥8 billion respectively from the SPEs on interests held in SPEs. For the six months ended September 30, 2010 and the three months ended September 30, 2010, Nomura received ¥11 billion ($0.13 billion) and ¥6 billion ($0.07 billion) respectively from the SPEs on interests held in SPEs. Nomura had outstanding collateral service agreements or written credit default swap agreements in the amount of ¥30 billion as of March 31, 2010 and ¥28 billion ($0.34 billion) as of September 30, 2010. Nomura does not provide financial support to SPEs beyond its contractual obligations.

The following table presents the fair value of Nomura’s retained interests in SPEs and classification in the fair value hierarchy, categorized by type of transferred asset.

	Billions of yen
	September 30, 2010
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Type of transferred assets
Government and government agency bonds	¥—	232	—	232	231	1
Bank & corporate debt securities	—	—	1	1	1	0
Commercial and residential mortgage loans	—	—	2	2	2	0

Total	¥—	232	3	235	234	1

	Translation into billions of U.S. dollars
	September 30, 2010
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Type of transferred assets
Government and government agency bonds	$—	2.78	—	2.78	2.77	0.01
Bank & corporate debt securities	—	—	0.01	0.01	0.01	0.00
Commercial and residential mortgage loans	—	—	0.02	0.02	0.02	0.00

Total	$—	2.78	0.03	2.81	2.80	0.01

The following table presents the key economic assumptions used to determine the fair value of these retained interests and the sensitivity of the fair value to immediate adverse changes of 10% and 20% in those assumptions.

	Billions of yen, except percentages		Translation into billions of U.S. dollars, except percentages
	September 30, 2010	March 31, 2010	September 30, 2010
	Material retained interest held(1)
Fair value of retained interests	¥229	133	$2.74
Weighted-aveage life (Years)	4.4	4.7	4.4
Constant prepayment rate	13.3%	8.6%	13.3%
Impact of 10% adverse change	(1.4)	(0.6)	(0.02)
Impact of 20% adverse change	(2.3)	(1.0)	(0.03)
Discount rate	3.1%	4.5%	3.1%
Impact of 10% adverse change	(2.5)	(2.1)	(0.03)
Impact of 20% adverse change	(5.0)	(4.1)	(0.06)

(1)	The sensitivity analysis covers the material retained interests held of ¥229 billion ($2.74 billion) out of ¥235 billion (2.81 billion) as of September 30, 2010 and ¥133 billion out of ¥134 billion as of March 31, 2010.
(2)	Nomura considers the amount or the probability of anticipated credit loss from the retained interests which Nomura continuously holds would be minimal.

Changes in fair value based on 10% or 20% adverse changes generally cannot be extrapolated since the relationship of the change in assumption to the change in fair value may not be linear. The impact of a change in a particular assumption is calculated holding all other assumptions constant. For this reason, concurrent changes in assumptions may magnify or counteract the sensitivities disclosed above. The sensitivity analyses are hypothetical and do not reflect Nomura’s risk management practices that may be undertaken under those stress scenarios.

The following table presents the type and carrying value of financial assets included within Trading assets which have been transferred to SPEs, however, which do not meet the criteria for derecognition under ASC 860. The transfers are accounted for as secured financing transactions within Long-term borrowings. The assets are deemed pledged as collateral for the associated liabilities and usually cannot be removed unilaterally by Nomura. Also those liabilities are non-recourse to Nomura.

	Billions of yen		Translation into billions of U.S. dollars
	September 30, 2010	March 31, 2010	September 30, 2010
Assets
Trading assets
Equities	¥90	¥538	$1.08
Debt securities	141	205	1.69
Mortgage and mortgage-backed securities	60	127	0.72
Loans	27	29	0.32

Total	¥318	¥899	$3.81

Liabilities
Long-term borrowings	¥286	¥758	$3.42

Variable Interest Entities

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, and underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura retains purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities. Nomura consolidates VIEs for which Nomura is the primary beneficiary, including those that were created to market structured bonds to investors by repackaging corporate bonds, and mortgages and mortgage-backed securities. Nomura also consolidates certain investment funds, which are VIEs, and for which Nomura is the primary beneficiary. Due to the adoption of ASC 810, as amended by ASU 2009-17 since April 1, 2010, Nomura has additionally consolidated some SPEs which invest in the business of purchasing aircraft operating leases and other SPEs engaged in various businesses.

The following table presents the classification of the consolidated VIEs’ assets and liabilities. The assets of a consolidated VIE may only be solely used to settle obligations of that VIE. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen			Translation into billions of U.S. dollars
	September 30, 2010		March 31, 2010	September 30, 2010
Consolidated VIE assets
Cash and cash equivalent	¥61		¥36	$0.73
Trading assets
Equities	834		222	9.99
Debt securities	248		49	2.96
Mortgage and mortgage-backed securities	70		46	0.83
Investment trust funds and other	0		0	0.00
Derivatives	11		1	0.13
Private equity investments	1		1	0.02
Securities purchased under agreements to resell	45		13	0.54
Office buildings, land, equipment and facilities	40	(1)	24	0.48	(1)
Other	36	(2)	55	0.43	(2)

Total	¥1,346		¥447	$16.11

Consolidated VIE liabilities
Trading liabilities
Debt securities	¥28		¥12	$0.33
Derivatives	3		1	0.04
Securities sold under agreements to repurchase	23		13	0.28
Short-term borrowings	2		2	0.03
Long-term borrowings	934		138	11.18
Other	9		5	0.10

Total	¥999		¥171	$11.96

(1)	Includes aircrafts of ¥27 billion ($0.32 billion) from SPEs consolidated due to the adoption of ASC 810 amended by ASU 2009-17 as mentioned above which invest in the business of purchasing aircraft leases.
(2)	Includes aircraft purchase deposits of ¥15 billion ($0.18 billion). Some of these SPEs have commitments to purchase aircrafts. Please refer to Note 12 “Commitments, contingencies and guarantees” for details.

Nomura also holds variable interests in VIEs where Nomura is not the primary beneficiary. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity interests associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings, equity interests in VIEs which were formed to acquire primarily high yield leveraged loans and other lower investment grade debt obligations, residual interests in operating leases for aircraft held by VIEs, and loans and investments in VIEs that acquire operating businesses.

The following tables present the carrying amount of Nomura’s variable interests in unconsolidated VIEs, and maximum exposure to loss associated with these variable interests. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect any economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recorded in the consolidated balance sheet, the amount of commitments and financial guarantees, and the notional of the derivative instruments up to VIEs’ gross assets. Nomura believes the notional amount of derivative instruments generally exceeds the amount of actual risk.

	Billions of yen
	September 30, 2010
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Type of variable interest held:
Trading assets
Equities	¥65	¥—	¥65
Debt securities	53	—	53
Mortgage and mortgage-backed	553	—	553
Investment trust funds and other	261	4	261
Derivatives	1	9	17
Private equity investments	19	—	19
Loans
Short-term	6	—	6
Long-term	25	—	25
Other	3	—	3
Commitments to extend credit and other	—	—	8

Total	¥986	¥13	¥1,010

	Billions of yen
	March 31, 2010(1)
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Type of variable interest held:
Trading assets
Equities	¥98	¥—	¥98
Debt securities	27	—	27
Mortgage and mortgage-backed securities	54	—	54
Investment trust funds and other	3	—	3
Derivatives	2	10	34
Private equity investments	—	—	—
Loans
Short-term	31	—	31
Long-term	74	—	74
Other	0	—	0
Commitments to extend credit and other	—	—	8

Total	¥289	¥10	¥329

	Translation into billions of U.S. dollars
	September 30, 2010
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Type of variable interest held:
Trading assets
Equities	$0.78	$—	$0.78
Debt securities	0.63	—	0.63
Mortgage and mortgage-backed	6.62	—	6.62
Investment trust funds and other	3.13	0.05	3.13
Derivatives	0.01	0.11	0.21
Private equity investments	0.23	—	0.23
Loans
Short-term	0.07	—	0.07
Long-term	0.29	—	0.29
Other	0.04	—	0.04
Commitments to extend credit and other	—	—	0.09

Total	$11.80	$0.16	$12.09

(1)	The amounts as of March 31, 2010 represent only material positions or the positions in VIEs which Nomura sponsored.

7. Business combinations:

During the six months ended September 30, 2010, there were no significant business combinations.

In October 2008, Nomura acquired the majority of Lehman Brothers’ (“Lehman”) Asia Pacific operations, its equities and investment banking operations in Europe and the Middle East, and hired certain of its fixed income personnel in Europe. The acquisition agreements generally provided for the transfer of certain employees, the purchase of certain assets and the assumption of certain liabilities for those operations. Financial assets and financial liabilities were generally not acquired. The acquisitions have strengthened Nomura’s wholesale and investment banking businesses and expanded its global capabilities.

Nomura also acquired Lehman’s specialized service companies in India by purchasing the shares of Lehman Brothers Services India Private Ltd., Lehman Brothers Financial Services (India) Private Ltd. and Lehman Brothers Structured Finance Services Private Ltd. These three companies functioned as a shared-services platform for Lehman’s businesses in Europe and Asia-Pacific by supporting IT operations, financial control and global risk management.

Nomura has accounted for these acquisitions as a business combination and therefore the operating results of the acquired businesses have been included in Nomura’s consolidated statements of operations from October 2008. The purchase price allocation of total acquisition cost to the acquired assets and the assumed liabilities was completed within one year from the acquisition date. The recognized goodwill amount was ¥23,224 million as of September 30, 2009. Nomura incurred costs of ¥48,159 million for these acquisitions from the acquisition date through to September 30, 2009. The assumed liabilities related to this acquisition were ¥26,241 million, primarily due to costs of relocating and terminating certain employees of the acquired businesses.

8. Other assets—Other / Other liabilities:

The following table presents an analysis of Other assets-Other and Other liabilities in the consolidated balance sheets by type.

	Millions of yen		Translation into millions of U.S. dollars
	September 30, 2010	March 31, 2010	September 30, 2010
Other assets-Other:
Securities received as collateral	¥17,785	¥5,503	$213
Goodwill and other intangible assets	118,930	134,015	1,424
Deferred tax assets	276,041	308,679	3,305
Investments in equity securities for other than operating purposes	9,815	9,636	118
Other	157,809	140,913	1,888

Total	¥580,380	¥598,746	$6,948

Other liabilities:
Obligation to return securities received as collateral	¥17,785	¥5,503	$213
Accrued income taxes	11,324	28,015	136
Other accrued expenses and provisions	310,651	411,327	3,719
Other	85,107	50,138	1,018

Total	¥424,867	¥494,983	$5,086

9. Earnings per share:

The reconciliation of the amounts and the numbers used in the basic and diluted earnings attributable to NHI shareholders per share (“EPS”) computations is as follows:

	Millions of yen except per share data presented in yen		Translation into millions of U.S. dollars except per share data presented in U.S. dollars
	Six months ended September 30
	2009	2010	2010
Basic—
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	¥39,135	¥3,373	$40
Weighted average number of shares outstanding	2,662,067,934	3,651,306,836
Net income attributable to NHI shareholders per share	¥14.70	¥0.92	$0.01

Diluted—
Net income attributable to NHI shareholders	¥37,984	¥3,370	$40
Weighted average number of shares outstanding	2,839,146,312	3,665,662,592
Net income attributable to NHI shareholders per share	¥13.38	¥0.92	$0.01

	Millions of yen except per share data presented in yen		Translation into millions of U.S. dollars except per share data presented in U.S. dollars
	Three months ended September 30
	2009	2010	2010
Basic—
Net income attributable to NHI shareholders	¥27,715	¥1,051	$13
Weighted average number of shares outstanding	2,712,310,936	3,636,764,297
Net income attributable to NHI shareholders per share	¥10.22	¥0.29	$0.00

Diluted—
Net income attributable to NHI shareholders	¥25,601	¥1,048	$13
Weighted average number of shares outstanding	2,884,867,761	3,648,578,821
Net income attributable to NHI shareholders per share	¥8.87	¥0.29	$0.00

In determining diluted EPS, net income attributable to NHI shareholders is adjusted to reflect the decline in Nomura’s income for the six and three months ended September 30, 2009 arising from convertible bonds to convert to common shares issued by the Company and the decline in Nomura’s equity share of earnings of affiliates for the six and three months ended September 30, 2009 arising from options to purchase common shares issued by affiliates. The decline of net income arising from convertible bonds to convert to common shares is presumptively caused by lump-sum expensing, for the six and three months ended September 30, 2009, of the difference between the bond’s carrying amount and the bond’s redemption amount which is accumulated over the life of the bond. Net income attributable to NHI shareholders is adjusted to reflect the decline in Nomura’s equity share of earnings of affiliates for the six and three months ended September 30, 2010 arising from options to purchase common shares issued by affiliates.

The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential common shares arising from convertible bonds and stock-based compensation plans issued by the Company, which would reduce EPS in the six and three months ended September 30, 2009. The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential common shares arising from stock-based compensation plans issued by the Company, which would have minimal impact on EPS in the six and three months ended September 30, 2010.

Antidilutive stock options to purchase 12,617,600 and 12,456,300 common shares were not included in the computation of diluted EPS for the six and three months ended September 30, 2009, respectively. Antidilutive stock options to purchase 59,622,300 and 70,336,500 common shares were not included in the computation of diluted EPS for the six and three months ended September 30, 2010, respectively.

Convertible bonds of ¥110,000 million were converted to 258,040,481 common shares for the year ended March 31, 2010. All of the convertible bonds were exercised for the year ended March 31, 2010, and therefore, the balance of outstanding convertible bonds as of September 30, 2010 was nil.

Nomura conducted a share buyback of 75 million common shares which amounted to ¥37,361,694,700 ($447,284,744) from August 9, 2010 to August 31, 2010.

10. Employee benefit plans:

Nomura provides various severance indemnities and pension plans which cover certain employees world-wide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society.

Severance indemnities and pension plans—

The following table presents the net pension and severance cost of the defined benefit plans for employees of Nomura’s Japanese entities.

Japanese entities’ plans

	Millions of yen		Translation into millions of U.S. dollars
	Six months ended September 30
	2009	2010	2010
Service cost	¥4,401	¥4,001	$48
Interest cost	2,154	2,245	27
Expected return on plan assets	(1,512)	(1,592)	(19)
Amortization of net actuarial losses	2,375	1,544	18
Amortization of prior service cost	(574)	(574)	(7)

Net periodic pension and severance costs	¥6,844	¥5,624	$67

	Millions of yen		Translation into millions of U.S. dollars
	Three months ended September 30
	2009	2010	2010
Service cost	¥2,253	¥2,056	$25
Interest cost	1,077	1,123	13
Expected return on plan assets	(756)	(796)	(10)
Amortization of net actuarial losses	1,188	772	9
Amortization of prior service cost	(287)	(287)	(3)

Net periodic pension and severance costs	¥3,475	¥2,868	$34

Nomura also recognized net periodic pension and severance costs of plans other than Japanese entities’ plans, which are not significant.

11. Income taxes:

For the six and three months ended September 30, 2009, the difference between the domestic statutory tax rate of approximately 41% and the effective tax rate of 33.4% and negative 3.8% respectively, is mainly due to a reversal of valuation allowance relating to income (loss) of foreign subsidiaries.

For the six and three months ended September 30, 2010, the difference between the domestic statutory tax rate of approximately 41% and the effective tax rate of 82.3% and 91.0% respectively, is mainly due to non-deductible expenses, different tax rates and changes in statutory tax rates applicable to income (loss) of foreign subsidiaries.

12. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking and financing activities, Nomura provides commitments to extend credit, which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with customers under which Nomura commits to underwrite notes that may be issued by the customers. The outstanding commitments under these agreements are included in commitments to extend credit.

Nomura has commitments to invest in various partnerships and other entities, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships.

Nomura began consolidating, in accordance with its adoption of ASC 810 amended by ASU 2009-17, certain VIEs which are engaged in the business of purchasing aircraft and operating the leases. Some of those VIEs also have commitments to purchase aircrafts. The outstanding commitments under these agreements are included in commitments to purchase aircrafts.

These commitments outstanding were as follows:

	Millions of yen		Translation into millions of U.S. dollars
	September 30, 2010	March 31, 2010	September 30, 2010
Commitments to extend credit	¥214,043	¥228,439	$2,562
Commitments to invest in partnerships	36,167	40,203	433
Commitments to purchase aircrafts	97,388	—	1,166

As of September 30, 2010, these commitments had the following maturities:

	Millions of yen
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥214,043	¥96,839	¥91,218	¥25,026	¥960
Commitments to invest in partnerships	36,167	—	5,428	277	30,462
Commitments to purchase aircrafts	97,388	34,653	47,335	15,400	—

	Translation into millions of U.S. dollars
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	$2,562	$1,159	$1,092	$300	$11
Commitments to invest in partnerships	433	—	65	3	365
Commitments to purchase aircrafts	1,166	415	567	184	—

The contractual amounts of these commitments to extend credit represent the amounts at risk should the contracts be fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the customers’ creditworthiness and the value of collateral held. Nomura evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on credit evaluation of the counterparty.

Operating leases

The following table presents a schedule of future minimum rental payments under non-cancelable operating leases with initial or remaining terms exceeding one year:

	Millions of yen		Translation into millions of U.S. dollars
	September 30, 2010	March 31, 2010	September 30, 2010
Total minimum lease payments	¥92,658	¥93,338	$1,109
Less: Sublease rental income	(12,668)	(15,021)	(151)

Net minimum lease payments	¥79,990	¥78,317	$958

These minimum lease payments had the following maturity for payments as of September 30, 2010 and March 31, 2010, respectively.

	Millions of yen
	September 30, 2010
		Years of Payment
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥92,658	¥14,683	¥14,307	¥12,275	¥9,250	¥8,179	¥33,964

	Millions of yen
	March 31, 2010
		Years of Payment
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥93,338	¥17,669	¥14,196	¥12,929	¥9,498	¥7,726	¥31,320

	Translation into millions of U.S. dollars
	September 30, 2010
		Years of Payment
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	$1,109	$176	$171	$147	$111	$98	$406

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases.

Contingencies—

Investigations, lawsuits and other legal proceedings

In the normal course of business as a global financial services entity, Nomura and its subsidiaries are involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer economic loss from any fines, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

In accordance with ASC 450 “Contingencies”, Nomura recognizes a liability for this risk of loss arising on each individual matter when an estimated economic loss is probable and the amount of such loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws. Nomura cannot therefore estimate with confidence losses or ranges of losses for actions and proceedings where there is only a reasonably possible risk of loss.

Nomura believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to Nomura’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on our consolidated results of operations or cash flows in a particular quarter or annual period.

The most significant actions and proceedings against Nomura are summarized below. Where possible, the amount of the claim of the counterparty is disclosed which provides an indication of the maximum loss Nomura may incur.

In January 2008, a European subsidiary of the Company, Nomura International plc (“NIP”) was served with a tax notice issued by the tax authorities in Pescara, Italy alleging breaches by NIP of the U.K.-Italy Double Taxation Treaty of 1998 (the “Tax Notice”). The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The Tax Notice not only denies certain payments to which NIP claims to be entitled but is also seeking reimbursement of EUR 33.8 million, including interest, already refunded. In March 2008, NIP lodged an appeal against the Tax Notice rejecting the Italian tax authorities’ demands for reimbursement and in November 2009 a decision was issued by the Pescara Tax Court in favor of the Italian Tax Authorities. NIP is vigorously challenging this decision.

Since December 2009, NIP has been challenged by the U.K. tax authorities with regard to the tax treatment of an offshore pension plan established for the employees of Nomura Employment Services (Isle of Man) Limited. The U.K. tax authorities are currently seeking to recover approximately £6.1 million from NIP on the basis that NIP was the true employer of individuals participating in the offshore pension plan. We believe that the position taken by the U.K. tax authorities is erroneous. NIP has lodged the necessary appeals.

In April 2010 Lehman Brothers Holdings and Lehman Brothers Special Financing Inc. (collectively, “Lehman Inc.”) commenced proceedings in the U.S. Bankruptcy Court in New York objecting to the proofs of claims filed by the Company’s subsidiaries, Nomura Securities Co., Ltd. (“NSC”), NIP and Nomura Global Financial Products Inc. in respect of swaps and other derivative transactions in the total amount of approximately $1 billion; and in the case of NSC and NIP, Lehman Inc. is seeking to recover damages.

Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, the “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (under the liquidation with its trustee’s on-going recovery procedure pursuant to the Securities Investor Protection Act in the US since December 2008), have filed lawsuits in the Supreme Court of the State of New York and U.S. Bankruptcy Court against a number of investors, including NIP, seeking to recover redemption payments that the Fairfield Funds allege, inter alia, were mistakenly made. In a complaint dated October 5, 2010, the amount claimed against NIP was approximately $34 million plus interest.

On November 11, 2010, the High Court in London ruled in favor of NIP and Nomura Bank International Plc (“NBI”) dismissing claims made by WestLB AG (“WestLB”) against them. WestLB first served the proceedings on NIP and NBI in April 2009, claiming that under the terms of a note issued by NBI and which matured in October 2008, WestLB was entitled to receive approximately $22 million, which it claimed to be the value of a fund of shares referable to the NBI note. Permission to appeal was refused at the High Court. However, on December 2, 2010, WestLB sought permission to appeal from the Court of Appeal in London.

Nomura supports the position of its subsidiaries in each of these claims.

Certain Mortgage-Related Contingencies in the U.S.

Certain of Nomura’s subsidiaries in the U.S. securitized mortgage loans in the form of mortgage-backed securities (“MBS”). These subsidiaries did not generally originate mortgage loans, but purchased mortgage loans from third-party loan originators (the “originators”). In connection with such purchases, these subsidiaries received loan level representations from the originators. Certain of the MBS issued by the subsidiaries were structured with credit protection provided to specified classes of certificates by monoline insurers. In connection with the securitizations, the relevant subsidiaries provided loan level representations and warranties of the type generally described below, which mirror the representations the subsidiaries received from the originators.

The loan level representations made in connection with the securitization of mortgage loans were generally detailed representations applicable to each loan and addressed characteristics of the borrowers and properties. The representations included, but were not limited to, information concerning the borrower’s credit status, the loan-to-value ratio, the owner occupancy status of the property, the lien position, the fact that the loan was originated in accordance with the originator’s guidelines, and the fact that the loan was originated in compliance with applicable laws.

The relevant subsidiaries have received claims demanding the repurchase of certain loans from Trustees of various securitization Trusts, which the subsidiaries believe were made at the instance of one or more investors, and from certificate insurers. Each claim received has been reviewed, and the subsidiaries have contested those claims believed to be without merit or have agreed to repurchase certain loans (or to otherwise compensate the issuing trust) for those claims that the subsidiaries have determined to have merit.

        In light of economic conditions and continuing defaults in residential mortgages, it is anticipated that the relevant subsidiaries may receive additional repurchase claims. Nomura’s exposure with respect to such claims will be influenced by the following factors, among others: the number of loans in which there are provable breaches of representations or warranties and fluctuations in unemployment and values in the residential real estate markets which affect the frequency of defaults and the loss severity for defaulting loans. This exposure may be mitigated to the extent that the subsidiaries are able to pursue and collect from the originators for those loans in which there are provable breaches. In light of the uncertainties involved, Nomura cannot provide any meaningful estimate of its exposure to additional breach of representation claims at this time.

Guarantees—

ASC 460 “Guarantees” specifies the disclosures to be made in regards to obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation.

In the normal course of business, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the accounting definition of guarantees, namely derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security held by a guaranteed party. Since Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed below information about derivative contracts that could meet the accounting definition of guarantees.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

Nomura records all derivative contracts at fair value on its quarterly consolidated balance sheets. Nomura believes the notional amounts generally overstate its risk exposure. Since the derivative contracts are accounted for at fair value, carrying value is considered the best indication of payment and performance risk for individual contracts.

The following table presents information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and certain other guarantees as of September 30, 2010:

	Millions of yen				Translation into millions of U.S. dollars
	September 30, 2010		March 31, 2010		September 30, 2010
	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total
Derivative contracts(1)	¥3,635,586	¥79,934,144	¥2,604,545	¥72,650,089	$43,524	$956,951
Standby letters of credit and other guarantees(2)	302	8,028	340	10,146	$4	$96

(1)	Credit derivatives are disclosed in Note 4. “Derivative instruments and hedging activities” and are excluded from above Derivative contracts.
(2)	Collateral held in connection with standby letters of credit and other guarantees as of September 30, 2010 is ¥6,839 million ($82 million) and as of March 31, 2010 is ¥8,089 million.

The following table presents expiration information about Nomura’s derivative contracts that could meet the definition of a guarantee and certain other guarantees as of September 30, 2010:

	Millions of yen
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥3,635,586	¥79,934,144	¥32,792,537	¥12,563,751	¥7,158,584	¥27,419,272
Standby letters of credit and other guarantees	302	8,028	358	8	188	7,474

	Translation into millions of U.S. dollars
		Maximum Potential Payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	$43,524	$956,951	$392,583	$150,410	$85,701	$328,257
Standby letters of credit and other guarantees	4	96	4	0	2	90

13. Segment and geographic information:

Operating segments—

In April 2010, Nomura established the Wholesale Division, encompassing the operations previously conducted by the Global Markets, the Investment Banking, and the Merchant Banking divisions. Also Nomura realigned its reportable segments to reflect how it operates and manages its business. Accordingly, Nomura’s operating management and management reporting are prepared based on the Retail, Asset Management, and Wholesale segments. Nomura is structuring its business segments based upon the nature of its main products and services, its customer base and its organization of management.

The accounting policies for segment information materially follow U.S. GAAP, except as described below:

•

The impact of unrealized gains (losses) on long-term investments in equity securities held for operating purposes, which under U.S. GAAP is included in Income (loss) before income taxes, is excluded from segment information.

Revenues and expenses directly associated with each business segment are included in the operating results of each respective segment. Revenues and expenses that are not directly attributable to a particular segment are allocated to each respective business segment or included in “Other”, based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results are shown in the following tables. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management. Certain prior period amounts have been reclassified to conform to the current presentation, in accordance with the realignment in April 2010.

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Six months ended September 30, 2009
Non-interest revenue	¥186,926	¥33,960	¥418,456	¥(40,173)	¥599,169
Net interest revenue	1,604	1,157	(7,432)	(4,022)	(8,693)

Net revenue	188,530	35,117	411,024	(44,195)	590,476
Non-interest expenses	134,317	25,515	319,568	60,271	539,671

Income (loss) before income taxes	¥54,213	¥9,602	¥91,456	¥(104,466)	¥50,805

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Six months ended September 30, 2010
Non-interest revenue	¥197,336	¥34,873	¥227,883	¥44,190	¥504,282
Net interest revenue	1,376	2,550	44,131	(1,327)	46,730

Net revenue	198,712	37,423	272,014	42,863	551,012
Non-interest expenses	138,191	27,303	305,519	36,366	507,379

Income (loss) before income taxes	¥60,521	¥10,120	¥(33,505)	¥6,497	¥43,633

	Translation into millions of U.S. dollars
	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Six months ended September 30, 2010
Non-interest revenue	$2,363	$417	$2,728	$529	$6,037
Net interest revenue	16	31	528	(16)	559

Net revenue	2,379	448	3,256	513	6,596
Non-interest expenses	1,655	327	3,657	435	6,074

Income (loss) before income taxes	$724	$121	$(401)	$78	$522

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Three months ended September 30, 2009
Non-interest revenue	¥92,488	¥16,609	¥197,623	¥(2,971)	¥303,749
Net interest revenue	662	(142)	1,681	(4,085)	(1,884)

Net revenue	93,150	16,467	199,304	(7,056)	301,865
Non-interest expenses	66,796	11,994	161,110	32,833	272,733

Income (loss) before income taxes	¥26,354	¥4,473	¥38,194	¥(39,889)	¥29,132

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Three months ended September 30, 2010
Non-interest revenue	¥87,200	¥18,977	¥139,094	¥10,159	¥255,430
Net interest revenue	553	327	24,311	(26)	25,165

Net revenue	87,753	19,304	163,405	10,133	280,595
Non-interest expenses	64,975	14,083	155,764	19,203	254,025

Income (loss) before income taxes	¥22,778	¥5,221	¥7,641	¥(9,070)	¥26,570

	Translation into millions of U.S. dollars
	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Three months ended September 30, 2010
Non-interest revenue	$1,044	$227	$1,665	$122	$3,058
Net interest revenue	7	4	291	(1)	301

Net revenue	1,051	231	1,956	121	3,359
Non-interest expenses	778	168	1,865	230	3,041

Income (loss) before income taxes	$273	$63	$91	$(109)	$318

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		Translation into millions of U.S. dollars
	Six months ended September 30
	2009	2010	2010
Net gain (loss) on trading related to economic hedging transactions(1)	¥13,939	¥(791)	$(9)
Realized gain (loss) on investments in equity securities held for operating purposes	(415)	(463)	(6)
Equity in earnings of affiliates	4,303	2,356	28
Corporate items	(44,484)	3,026	36
Other(1)(2)	(77,809)	2,369	29

Total	¥(104,466)	¥6,497	$78

	Millions of yen		Translation into millions of U.S. dollars
	Three months ended September 30
	2009	2010	2010
Net gain (loss) on trading related to economic hedging transactions(1)	¥8,589	¥(6,019)	$(72)
Realized gain (loss) on investments in equity securities held for operating purposes	(468)	(713)	(9)
Equity in earnings of affiliates	602	1,993	24
Corporate items	(19,588)	5,512	66
Other(1)(2)	(29,024)	(9,843)	(118)

Total	¥(39,889)	¥(9,070)	$(109)

(1)	Previously this was classified as “Net gain (loss) on trading related to economic hedging transactions”, however, from the fourth quarter of the year ended March 31, 2010, this was reclassified as “Net gain (loss) related to economic hedging transactions”. This new reclassification also includes net gain (loss) related to economic hedging from non-trading transactions that was previously included in “Other”. In addition, net gain (loss) arising from the impact of the changes of Nomura’s own credit spreads in the financial liabilities is included in “Other” which was previously included in “Net gain (loss) on trading related to economic hedging transactions”. Certain prior period amounts have been reclassified to conform to the current presentation.
(2)	Includes the impact of Nomura’s own creditworthiness in certain financial liabilities for which the fair value option has been elected in accordance with ASC 825, and the impact of its own creditworthiness on derivative liabilities.

The table below presents a reconciliation of the combined business segments’ results included in the preceding table to Nomura’s reported net revenue, non-interest expenses and income (loss) before income taxes in the consolidated statements of operations.

	Millions of yen		Translation into millions of U.S. dollars
	Six months ended September 30
	2009	2010	2010
Net revenue	¥590,476	¥551,012	$6,596
Unrealized gain (loss) on investments in equity securities held for operating purposes	7,908	(15,565)	(186)

Consolidated net revenue	¥598,384	¥535,447	$6,410

Non-interest expenses	¥539,671	¥507,379	$6,074
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Consolidated non-interest expenses	¥539,671	¥507,379	$6,074

Income (loss) before income taxes	¥50,805	¥43,633	$522
Unrealized gain (loss) on investments in equity securities held for operating purposes	7,908	(15,565)	(186)

Consolidated income (loss) before income taxes	¥58,713	¥28,068	$336

	Millions of yen		Translation into millions of U.S. dollars
	Three months ended September 30
	2009	2010	2010
Net revenue	¥301,865	¥280,595	$3,359
Unrealized gain (loss) on investments in equity securities held for operating purposes	(1,840)	(4,972)	(59)

Consolidated net revenue	¥300,025	¥275,623	$3,300

Non-interest expenses	¥272,733	¥254,025	$3,041
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Consolidated non-interest expenses	¥272,733	¥254,025	$3,041

Income (loss) before income taxes	¥29,132	¥26,570	$318
Unrealized gain (loss) on investments in equity securities held for operating purposes	(1,840)	(4,972)	(59)

Consolidated income (loss) before income taxes	¥27,292	¥21,598	$259

Geographic information—

Nomura’s identifiable assets, revenues and expenses are generally allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding global nature of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The table below presents a geographic allocation of net revenue and income (loss) before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the United States and the United Kingdom, respectively. Net revenue and long-lived assets have been allocated based on transactions with external customers while income (loss) before income taxes have been allocated based on the inclusion of intersegment transactions.

	Millions of yen		Translation into millions of U.S. dollars
	Six months ended September 30
	2009	2010	2010
Net revenue(1):
Americas	¥61,884	¥74,856	$896
Europe	186,283	120,899	1,447
Asia and Oceania	31,113	22,197	266

Sub-total	279,280	217,952	2,609
Japan	319,104	317,495	3,801

Consolidated	¥598,384	¥535,447	$6,410

Income (loss) before income taxes:
Americas	¥6,167	¥(2,411)	$(29)
Europe	11,392	(30,127)	(361)
Asia and Oceania	(5,206)	(10,192)	(122)

Sub-total	12,353	(42,730)	(512)
Japan	46,360	70,798	848

Consolidated	¥58,713	¥28,068	$336

	Millions of yen		Translation into millions of U.S. dollars
	Three months ended September 30
	2009	2010	2010
Net revenue(1):
Americas	¥39,706	¥43,142	$517
Europe	102,727	61,350	734
Asia and Oceania	18,164	13,895	166

Sub-total	160,597	118,387	1,417
Japan	139,428	157,236	1,883

Consolidated	¥300,025	¥275,623	$3,300

Income (loss) before income taxes:
Americas	¥6,950	¥4,358	$53
Europe	12,719	(13,674)	(164)
Asia and Oceania	385	(4,899)	(59)

Sub-total	20,054	(14,215)	(170)
Japan	7,238	35,813	429

Consolidated	¥27,292	¥21,598	$259

(1)	There is no revenue derived from transactions with a single major external customer.

	Millions of yen		Translation into millions of U.S. dollars
	September 30, 2010	March 31, 2010	September 30, 2010
Long-lived assets:
Americas	¥88,776	¥94,508	$1,063
Europe	109,884	98,223	1,315
Asia and Oceania	30,228	32,871	362

Sub-total	228,888	225,602	2,740
Japan	277,584	269,449	3,323

Consolidated	¥506,472	¥495,051	$6,063

14. Supplementary subsidiary guarantee information required under SEC rules:

The Company provides several guarantees of borrowings of its subsidiaries. The Company has fully and unconditionally guaranteed the securities issued or to be issued by Nomura America Finance LLC, which is an indirect, wholly owned finance subsidiary of the Company.

Report of Independent Registered Public Accounting Firm

The Board of Directors

Nomura Holdings, Inc.

We have reviewed the consolidated balance sheet of Nomura Holdings, Inc. and subsidiaries (the “Company”) as of September 30, 2010, and the related consolidated statements of operations and comprehensive income for the three-month and six-month periods ended September 30, 2010 and 2009, and the consolidated statements of changes in equity and cash flows for the six-month periods ended September 30, 2010 and 2009. These financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with US generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Nomura Holdings, Inc. and subsidiaries as of March 31, 2010, and the related consolidated statements of operations, changes in equity, comprehensive income, and cash flows for the year then ended (not presented herein) and in our report dated June 29, 2010 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of March 31, 2010, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

December 27, 2010

Exhibit 15

December 27, 2010

The Board of Directors

Nomura Holdings, Inc.

We are aware of the incorporation by reference (i) in the Registration Statement on Form F-3 (Registration No. 333-169682) of Nomura Holdings, Inc. and Nomura America Finance, LLC, and (ii) in the Registration Statement on Form F-3 (Registration No. 333-165049) of Nomura Holdings, Inc., as amended by the Post-Effective Amendment No. 1 thereto, of our report dated December 27, 2010 relating to the unaudited consolidated balance sheet of Nomura Holdings, Inc. and subsidiaries as of September 30, 2010, and the related unaudited consolidated statements of operations and comprehensive income for the three-month and six-month periods ended September 30, 2010 and 2009, and the unaudited consolidated statements of changes in equity and cash flows for the six-month periods ended September 30, 2010 and 2009 that are included in its Form 6-K filed with the Securities and Exchange Commission on December 27, 2010.

/s/ Ernst & Young ShinNihon LLC